UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. September 10, 2020.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports the translation of its financial statements for the six months ended June 30, 2020, the Spanish version of which was filed with the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) on August 19, 2020.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the period ended

June 30, 2020

Sociedad Química y Minera de Chile S.A. and Subsidiaries

In Thousands of United States Dollars

This document includes:

-	Independent Auditor’s Report
-	Consolidated Interim Classified Statements of Financial Position
-	Consolidated Interim Statements of Income
-	Consolidated Interim Statements of Comprehensive Income
-	Consolidated Interim Statements of Cash Flows
-	Consolidated Interim Statements of Changes in Equity
-	Notes to the Consolidated Interim Financial Statements

Table of Contents –Consolidated Financial Statements

Consolidated Interim Classified Statements of Financial Position	1
Consolidated Interim Classified Statements of Financial Position	2
Consolidated Interim Statements of Comprehensive Income (Unaudited)	4
Consolidated Interim Statements of Cash Flows (Unaudited)	5
Consolidated Interim Statements of Changes in Equity (Unaudited)	7

Notes to the Consolidated Interim Financial Statement June 30, 2020

Consolidated Interim Classified Statements of Financial Position

ASSETS	Note N°	As of June 30, 2020 (Unaudited)	As of December 31, 2019 (Audited)
		ThUS$	ThUS$
Current Assets
Cash and cash equivalents	11.1	581,631	588,530
Other current financial assets	14.1	493,579	505,490
Other current non-financial assets	18	37,463	50,552
Trade and other receivables, current	14.2	329,193	399,142
Trade receivables due from related parties, current	13.5	60,100	61,227
Current inventories	12	1,075,428	983,338
Current tax assets	32.1	111,724	91,433
Total current assets other than those classified as held for sale or disposal		2,689,118	2,679,712
Non-current assets or groups of assets classified as held for sale	33	32,107	2,454
Total non-current assets held for sale		32,107	2,454
Total current assets		2,721,225	2,682,166
Non-current assets
Other non-current financial assets	14.1	8,845	8,778
Other non-current non-financial assets	18	19,179	19,729
Trade receivables, non-current	14.2	5,110	1,710
Investments classified using the equity method of accounting	9.1-10.3	71,561	109,435
Intangible assets other than goodwill	16.1	187,025	188,358
Goodwill	16.1	34,596	34,726
Property, plant and equipment	17.1	1,629,651	1,569,906
Right-of-use assets	15.1	33,032	37,164
Tax assets, non-current	32.1	32,179	32,179
Total non-current assets		2,021,178	2,001,985
Total assets		4,742,403	4,684,151

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Consolidated Interim Classified Statements of Financial Position

Liabilities and Equity	Note N°	As of June 30, 2020 (Unaudited)	As of December 31, 2019 (Audited)
		ThUS$	ThUS$
Current liabilities
Other current financial liabilities	14.4	215,967	291,128
Lease liabilities, current	15.2	6,632	7,694
Trade and other payables, current	14.5	193,450	205,790
Trade payables due to related parties, current	13.6	1,425	475
Other current provisions	20.1	85,592	110,565
Current tax liabilities	32.2	20,661	17,874
Provisions for employee benefits, current	19.1	14,334	16,387
Other current non-financial liabilities	20.3	97,344	126,899
Total current liabilities		635,405	776,812
Non-current liabilities
Other non-current financial liabilities	14.4	1,715,416	1,488,723
Lease liabilities, non-current	15.2	27,261	30,203
Trade and other payables, non-current	14.5	9,777	-
Other non-current provisions	20.1	34,882	34,690
Deferred tax liabilities	32.3	172,373	183,411
Provisions for employee benefits, non-current	19.1	27,623	35,840
Total non-current liabilities		1,987,332	1,772,867
Total liabilities		2,622,737	2,549,679

Equity
Equity attributable to owners of the Parent	21
Share capital		477,386	477,386
Retained earnings		1,623,104	1,623,104
Other reserves		(25,196)	(14,223)
Equity attributable to owners of the Parent		2,075,294	2,086,267
Non-controlling interests		44,372	48,205
Total equity		2,119,666	2,134,472
Total liabilities and equity		4,742,403	4,684,151

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Consolidated Interim Statements of Income (Unaudited)

Consolidated Interim Statements of Income	Note N°	For the period from January to June of the year		For the period from April to June of the Year
		2020	2019	2020	2019
		ThUS$	ThUS$	ThUS$	ThUS$
Revenue	27.1	850,510	998,370	458,473	494,132
Cost of sales	27.2	(614,918)	(710,345)	(330,626)	(351,604)
Gross profit		235,592	288,025	127,847	142,528
Other income	27.3	6,472	9,111	4,229	2,798
Administrative expenses	27.4	(48,918)	(55,539)	(24,384)	(29,034)
Other expenses by function	27.5	(12,068)	(13,300)	(7,540)	(5,326)
Impairment of income and reversal of impairment losses (impairment losses)	27.7	1,889	(2,679)	119	(3,233)
Other gains (losses)	27.6	(5,820)	(724)	(6,520)	(848)
Profit (loss) from operating activities		177,147	224,894	93,751	106,885
Finance income		10,319	12,418	3,558	6,493
Finance costs	27.9-29	(44,357)	(38,565)	(21,291)	(20,235)
Share of profit of associates and joint ventures accounted for using the equity method	9.1-10.3	6,393	6,822	4,775	3,416
Foreign currency translation differences	30	(6,747)	4,118	(4,085)	273
Profit (loss) before taxes		142,755	209,687	76,708	96,832
Income tax expense, continuing operations	32.3	(46,066)	(58,487)	(25,473)	(26,616)
Profit (loss) from continuing operations		96,689	151,200	51,235	70,216

Profit attributable to:		96,689	151,200	51,235	70,216
Profit (loss) attributable to Owners of the Parent		95,821	150,724	50,835	70,191
Profit (loss) attributable to Non-controlling interests		868	476	400	25
		96,689	151,200	51,235	70,216

Earnings per share	Note N°	For the period from January to June of the year		For the period from April to June of the Year
		2020	2019	2020	2019
		ThUS$	ThUS$	ThUS$	ThUS$
Common shares
Basic earnings per share (US$ per share)	22	0,3641	0,5727	0,1931	0,2667
Diluted common shares
Basic earnings per share (US$ per share)	22	0,3641	0,5727	0,1931	0,2667

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Consolidated Interim Statements of Comprehensive Income (Unaudited)

Consolidated Interim Statements of Comprehensive Income	For the period from January to June of the year		For the period from April to June of the year
	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$
Profit (loss) for the year	96,689	151,200	51,235	70,216
Items of other comprehensive income that will not be reclassified to profit for the year, before taxes
Other comprehensive income, gains (losses) from new measurements of defined benefit plans	143	(2,865)	423	(2,208)
Gains (losses) from financial assets measured irrevocably at fair value through other comprehensive income	816	194	2,810	-
Total other comprehensive income that will not be reclassified to profit for the year, before taxes	959	(2,671)	3,233	(2,208)
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange gains I(losses)	(1,087)	1,682	5,367	1,075
Gain (loss) from cash flow hedges	(15,946)	3,938	2,494	1,606
Total other comprehensive income that will be reclassified to profit for the year	(17,033)	5,620	7,861	2,681
Other items of other comprehensive income before taxes	(16,074)	2,949	11,094	473
Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income tax (benefit) expense related to financial assets measured irrevocably at fair value through other comprehensive income	(220)	(53)	(758)	(8)
Income tax expense related to measurements of defined benefit plans through other comprehensive income	(18)	777	(96)	606
Total income tax relating to components of other comprehensive income that will be not reclassified to profit (loss) for the year	(238)	724	(854)	598
Income tax relating to components of other comprehensive income (loss) that will be reclassified to profit for the year
Income tax benefit related to cash flow hedges	4,305	-	(674)	1
Total income tax relating to components of other comprehensive income that will be reclassified to profit (loss) for the year	4,305	-	(674)	1

Total other comprehensive income	(12,007)	3,673	9,566	1,072
Total comprehensive income	84,682	154,873	60,801	71,288
Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	83,480	154,431	60,507	71,248
Comprehensive income attributable to non-controlling interest	1,202	442	294	40
	84,682	154,873	60,801	71,288

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Consolidated Interim Statements of Cash Flows (Unaudited)

Consolidated Interim Statements of Cash Flows	Note N°	For the period from January to June of the year
		2020	2019
		ThUS$	ThUS$
Cash flows from (used in) operating activities
Classes of revenue from operating activities
Cash receipts from sales of goods and rendering of services		957,104	1,053,253
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		1,051	244
Proceeds from leases and subsequent sale of assets		105	167
Classes of Payments
Cash payments to suppliers for the provision of goods and services		(781,212)	(775,448)
Payment for variable leases		(578)	(508)
Other payments related to operating activities		(15,056)	(11,842)
Net cash generated from operating activities		161,414	265,866
Dividends received		4,310	2,467
Interest paid		(36,466)	(30,897)
Interest paid on lease liability		(572)	(666)
Interest received		12,043	13,252
Income taxes paid		(80,601)	(101,069)
Other incomes (outflows) of cash (1)		66,858	61,960
Net cash generated from (used in) operating activities		126,986	210,913

Cash flows from (used in) investing activities
Cash flows arising from the loss of control of subsidiaries and other businesses		1,148	994
Proceeds from the sale of property, plant and equipment		25	433
Other payments to acquire interest in joint ventures		(562)	(53)
Acquisition of property, plant and equipment		(156,931)	(147,345)
Proceeds from sales of intangible assets		3,925	20,454
Payments related to futures, forward options and swap contracts		(243)	192
Purchases of intangible assets		(287)	(466)
Proceeds from related parties		(3,500)	-
Other inflows (outflows) of cash (2)		492	(98,747)
Net cash generated from (used in) investing activities		(155,933)	(224,538)

(1) Other inflows (outflows) of cash from operating activities include increases (decreases) net of value added tax, banking expenses, expenses associated with obtaining loans and taxes associated with interest payments.

(2) Other inflows (outflows) of cash include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Consolidated Interim Statements of Cash Flows (Unaudited)

Consolidated Interim Statements of Cash Flows	Note N°	For the period from January to June of the year
		2020	2019
		ThUS$	ThUS$
Cash flows generated from (used in) financing activities
Repayment of lease liabilities		(3,467)	(2,758)
Proceeds from long-term loans		400,000	450,000
Repayment of borrowings		(257,506)	(52)
Dividends paid		(116,121)	(194,579)
Net cash generated from (used in) financing activities		22,906	252,611

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		(6,041)	238,986
Effects of exchange rate fluctuations on cash and cash equivalents		(858)	4,738
Net (decrease) increase in cash and cash equivalents		(6,899)	243,724
Cash and cash equivalents at beginning of period		588,530	556,066
Cash and cash equivalents at end of period	11	581,631	799,790

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Consolidated Interim Statements of Changes in Equity (Unaudited)

Consolidated Interim Statements of Changes in Equity	Share capital	Foreign currency translation difference reserves	Hedge reserves	Reserve for gains and losses from financial assets measured	Actuarial gains losses from defined benefit plans	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2020	477,386	(25,745)	7,196	(270)	(9,490)	14,086	(14,223)	1,623,104	2,086,267	48,205	2,134,472
Profit for the year	-	-	-	-	-	-	-	95,821	95,821	868	96,689
Other comprehensive income	-	(1,406)	(11,641)	595	111	-	(12,341)	-	(12,341)	334	(12,007)
Comprehensive income	-	(1,406)	(11,641)	595	111	-	(12,341)	95,821	83,480	1,202	84,682
Dividends (1)	-	-	-	-	-	-	-	(95,821)	(95,821)	(2,756)	(98,577)
Other increases (decreases) in equity	-	-	-	-	-	1,368	1,368	-	1,368	(2,279)	(911)
Total changes in equity	-	(1,406)	(11,641)	595	111	1,368	(10,973)	-	(10,973)	(3,833)	(14,806)
Equity as of June 30, 2020	477,386	(27,151)	(4,445)	325	(9,379)	15,454	(25,196)	1,623,104	2,075,294	44,372	2,119,666

Consolidated Interim Statements of Changes in Equity	Share capital	Foreign currency translation difference reserves	Hedge reserves	Reserve for gains and losses from financial assets measured	Actuarial gains losses from defined benefit plans	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2019	477,386	(26,307)	7,971	(1,111)	(6,884)	11,332	(14,999)	1,623,104	2,085,491	52,311	2,137,802
Profit for the year	-	-	-	-	-	-	-	150,724	150,724	476	151,200
Other comprehensive income	-	1,712	3,938	141	(2,084)	-	3,707	-	3,707	(34)	3,673
Comprehensive income	-	1,712	3,938	141	(2,084)	-	3,707	150,724	154,431	442	154,873
Dividends (1)	-	-	-	-	-	-	-	(150,724)	(150,724)	(4,557)	(155,281)
Other increases (decreases) in equity	-	-	-	-	-	2,945	2,945	(2,987)	(42)	-	(42)
Total changes in equity	-	1,712	3,938	141	(2,084)	2,945	6,652	(2,987)	3,665	(4,115)	(450)
Equity as of June 30, 2019	477,386	(24,595)	11,909	(970)	(8,968)	14,277	(8,347)	1,620,117	2,089,156	48,196	2,137,352

(1)	See Note 21.6

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Glossary

The Following capitalized terms un these notes will have the following meaning:

“ADS’’ American Depositary Shares;

“CAM’’ Arbitration and Mediation Center of the Santiago Chamber of Commerce;

“CCHEN’’ Chilean Nuclear Energy Commission;

“CCS’’ cross currency swap;

“CINIIF’’ International Financial Reporting Interpretations Committee;

“CMF’’ Financial Market Commission;

“Directors’ Committee” The Company’s Directors’ Committee;

“Corporate Governance Committee’’ The Company’s Corporate Governance Committee;

“Health, Safety and Environment Committee’’ The Company’s Health, Safety and Environment Committee;

“Lease Agreement’’ the mining concessions lease agreement signed by SQM Salar and Corfo in 1993, as subsequently amended;

“Project Contract” project contract for Salar de Atacama undersigned by Corfo and SQM Salar in 1993, as subsequently amended”;

“Corfo” Chilean Economic Development Agency;

“DCV’’ Central Securities Depository;

“DGA’’ General Directorate of Water Resources;

“Board” The Company’s Board of Directors;

“DOJ’’ United States Department of Justice;

“Dollar’’ o “US$’’ Dollars of the United States of America;

“DPA’’ Deferred Prosecution Agreement;

“EIEP’’ Passive foreign investment company;

“United States” United States of America;

“FCPA’’ Foreign Corrupt Practices Act of the USA;

“FNE Chilean National Economic Prosecutor's Office;

“Management’’ the Company’s management;

"SQM Group’’ The corporate group composed of the Company and its subsidiaries

“Pampa Group’’ Jointly the Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada;

“IASB’’ International Accounting Standards Board;

“SSI’’ Staff severance indemnities;

Notes to the Consolidated Interim Financial Statement June 30, 2020

“IFRIC’’ International Financial Reporting Interpretations Committee;

“IPC” Consumer Price Index;

“IRS” interest rate swap;

“Securities Market Law” Securities Market Law No. 18,045;

“Corporate Law'' Ley 18,046 on corporations;

“ThUS$'' thousands of Dollars;

“MUS$'' millions of Dollars;

“IAS” International Accounting Standard;

“IFRS” International Financial Reporting Standard;

“ILO” International Labour Organization;

“WHO” World Health Organization;

“Pesos’’ o “Ch$” Chilean pesos, legal tender in Chile;

“SEC’’ Securities and Exchange Commission;

“Sernageomin’’ National Geology and Mining Service;

“SIC’’ Standard Interpretations Committee;

“SII” Chilean Internal Revenue Service;

“SMA” Environmental Superintendent’s Office;

“Company” Sociedad Química y Minera de Chile S.A.;

“SQM Industrial’’ SQM Industrial S.A.;

“SQM NA’’ SQM North America Corporation;

“SQM Nitratos’’ SQM Nitratos S.A.;

“SQM Potasio’’ SQM Potasio S.A.;

“SQM Salar’’ SQM Salar S.A.;

“Tianqi’’ Tianqi Lithium Corporation; and

“UF’’ Unidad de Fomento (a Chilean Peso based inflation indexed currency unit).

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 1	Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. is an open stock corporation founded under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992, SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile, The Company's telephone number is +(56 2) 2425-2000.

The Company is registered in the CMF under number 184 of March 18, 1983 and is therefore subject to oversight by that entity.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique.

1.3	Codes of main activities

The codes of the main activities as established by the CMF, as follows:

-        1700 (Mining)

-        2200 (Chemical products)

-        1300 (Investment)

1.4	Description of the nature of operations and main activities

The products of the Company are mainly derived from mineral deposits found in northern Chile where mining takes place and caliche and brine deposits are processed.

(a)	Specialty plant nutrition: Four main types of specialty plant nutrients are produced: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. In addition, other specialty fertilizers are sold including third party products.

(b)	Iodine: The Company produce iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.

(c)	Lithium: The Company produces of lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives, We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

Notes to the Consolidated Interim Financial Statement June 30, 2020

(d)	Industrial chemicals: The Company produce three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material to produce of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used as an additive in oil drilling as well as in food processing.

(e)	Potassium: The Company produce potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

(f)	Other products and services: The Company also sell other fertilizers and blends, some of which we do not produce. Mainly potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.

Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030. On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce (Centro de Arbitrajes y Mediación de la Cámara de Comercio de Santiago) and other cases related to it.

The agreement signed in January 2018, includes Important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and requires an increase in the lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. Lithium carbonate payment structure was changed to the following structure of progressive rates based on the final sale price:

Price US$/MT Li2CO3	Lease payment rate
$0 - $4,000	6.80%
$4,000 - $5,000	8.00%
$5,000 - $6,000	10.00%
$6,000 - $7,000	17.00%
$7,000 - $10,000	25.00%
> $10,000	40.00%

See Note 27.2 for the disclosure of lease payments made to CORFO for all periods presented.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Potassium chloride payment structure was changed to the following structure of progressive rates based on the final sale price:

Price US$/MT KCL	Lease payment rate
$0 - $300	3.00%
$300 - $400	7.00%
$400 - $500	10.00%
$500 - $600	15.00%
> $600	20.00%

Similarly, the lease rates associated with the other products (lithium hydroxide, potassium sulfate and others) shall have similar changes to those described in the previous products.

SQM Salar commits to contribute between US$10.8 million and US$18.9 million per year to research and development efforts, between US$10 to US$15 million per year to the communities in close proximity to the Salar de Atacama, and 1.7% of total annual sales of SQM Salar to regional development.

1.5	Other background

(a)	Staff

As of June 30, 2020, and December 31, 2019, the workforce was as follows:

	As of June 30, 2020			As of December 31, 2019
Employees	SQM S.A.	other subsidiaries	Total	SQM S.A.	other subsidiaries	Total
Executives	31	91	122	30	91	121
Professionals	109	1,216	1,325	110	1,170	1,280
Technicians and operators	283	3,546	3,829	282	3,481	3,763
Foreign employees	16	545	561	17	560	577
Overall total	439	5,398	5,837	439	5,302	5,741

Notes to the Consolidated Interim Financial Statement June 30, 2020

(b)	Main shareholders

As of June 30, 2020, there were 1,433 shareholders.

following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of June 30, 2020 and December 31, 2019, in line with information provided by the DCV. The following table presents the information about the beneficial ownership of Series A and Series B shares of the Company as of June 30, 2020 and December 31, 2019, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchanges. whose main shareholders are the following:

Shareholder as of June 30, 2020	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
Inversiones TLC SpA (1)	62,556,568	43.80%	-	-	23.77%
Sociedad de Inversiones Pampa Calichera S.A. (2)	44,894,152	31.43%	922,971	0.77%	17.41%
The Bank of New York Mellon, ADRs	-	-	42,193,831	35.05%	16.03%
Potasios de Chile S.A.	18,179,147	12.73%	-	-	6.91%
Inversiones Global Mining (Chile) Limitada	8,798,539	6.16%	-	-	3.34%
Banco Santander via foreign investor accounts	-	-	7,517,201	6.24%	2.86%
Banco Itaú via foreign investor accounts	-	-	7,436,546	6.18%	2.83%
Banco de Chile non-resident third party accounts	2	-	6,270,167	5.21%	2.38%
Euroamerica C de B S. A.	1,418	0.001%	5,011,126	4.16%	1.90%
Banchile C de B S. A.	450,474	0.32%	3,980,195	3.31%	1.68%
Inversiones la Esperanza de Chile Limitada	4,147,263	2.90%	46,500	0.04%	1.59%
EuroAmerica seguros de Vida S.A.	-	-	2,934,130	2.44%	1.11%

(1) As reported by DCV, which records the Company's shareholders' register as of June 30, 2020 and December 31, 2019, Inversiones TLC SpA, a subsidiary of Tianqi, is the direct owner of 62,556,568 shares of SQM equivalent to 23.77% of SQM’s shares'' According to information provided to the CMF by Inversiones TLC SpA dated December 5, 2018, Inversiones TLC SpA owns 25.86% of SQM’s shares.

(2) Total Sociedad de Inversiones Pampa Calichera S.A. 57,235,201 Series A and B shares; 11,418,078 Series B shares are held by different brokers.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Shareholder as of December 31, 2019	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
Inversiones TLC SpA (1)	62,556,568	43.80%	-	-	23.77%
Sociedad de Inversiones Pampa Calichera S.A. (2)	44,894,152	31.43%	3,793,154	3.15%	18.50%
The Bank of New York Mellon, ADRs	-	-	38,311,788	31.83%	14.56%
Potasios de Chile S.A.	18,179,147	12.73%	-	-	6.91%
Inversiones Global Mining (Chile) Limitada	8,798,539	6.16%	-	-	3.34%
Banco Itaú via foreign investor accounts	-	-	7,373,216	6.13%	2.80%
Banco de Chile non-resident third party accounts	109	-	6,842,746	5.68%	2.60%
Banco Santander via foreign investor accounts	-	-	6,618,416	5.50%	2.51%
Euroamerica C de B S. A.	3,056	-	4,863,467	4.04%	1.85%
Banchile C de B S. A.	491,729	0.34%	4,285,696	3.56%	1.82%
Inversiones la Esperanza de Chile Limitada	4,147,263	2.90%	46,500	0.04%	1.59%
Bolsa de comercio de Santiago Bolsa de valores	30,590	0.02%	3,077,930	2.56%	1.18%

(1) As reported by DCV, which records the Company's shareholders' register as of June 30, 2020 and December 31, 2019, Inversiones TLC SpA, a subsidiary of Tianqi, is the direct owner of 62,556,568 shares of SQM equivalent to 23.77% of SQM’s shares'' According to information provided to the CMF by Inversiones TLC SpA dated December 5, 2018, Inversiones TLC SpA owns 25.86% of SQM’s shares.

(2) Total Sociedad de Inversiones Pampa Calichera S.A. 57,235,201 Series A and B shares; 8,547,895 Series B shares are held by different brokers

1.6	Covid-19

In January 2020 the World Health Organization deemed COVID-19 a global pandemic. In March 2020, the Chilean Ministry of Health (Ministerio de Salud) declared a nationwide State of Emergency. As a precaution, our management has implemented several measures to help reduce the speed at which the coronavirus spreads, including measures to mitigate the spread in the workplace, significant reductions in employee travel and a mandatory quarantine for people who have arrived from high risk destinations, in consultation with governmental and international health organization guidelines, and will continue to implement measures consistent with evolving coronavirus situation.

On March 16, the Company reported on various points in relation to the outbreak of the COVID-19 virus and its being declared to be a global pandemic by the World Health Organization.

(1)	Regarding the financial and operational effects that this situation could mean for the Company, it is worth noting that the Company sells its products worldwide, with Asia, Europe and North America being its main markets. Border closures, decrease in commercial activity and difficulties and disruptions in the supply chains in the markets in which we sell have impacted our ability to fulfill our previous sales volume estimates, the impact on our sales volumes and average prices will depend on the duration of the Virus in different markets, the efficiency of the measures implemented to contain the spread of the Virus in each country and fiscal incentives that may be implemented in different jurisdictions to promote economic recovery.

For now, our operations have not seen any material impacts related to the outbreak of COVID-19 virus. We have taken measures to mitigate the impacts of this health emergency on our employees and limit the impact it could have on our operations (described below in point 2)

Notes to the Consolidated Interim Financial Statement June 30, 2020

(2)	Regarding the measures that management has adopted or intends to adopt to mitigate possible financial and/or operational effects, we inform that the Company has implemented a series of measures in its operations in Chile and abroad that seek to protect its workers and reduce the speed at which the Virus spreads. The measures adopted by the Company are:

(a)	The flexibility of the working day, arrival and departure times, together with the incentive to work from home in those cases where this is possible.

(b)	Avoidance of crowds, seminars and large meetings in the Company´s offices and operating facilities.

(c)	Strengthening personal hygiene protocols (use of alcohol-based gel, masks, etc.) and sanitation in plants, cafeterias and offices.

(d)	Significant reduction in domestic and international travel, along with obligatory quarantine for people who have arrived from high risk destinations.

(3)	Regarding the existence of committed insurance and its level of coverage, we inform that as of today, we have not identified any events which would trigger coverage from the insurance policies that the Company has contracted.

(4)	Finally, we hereby inform that we do not currently have any other information that management believes is relevant to provide.

As of June 30, 2020, there have been no significant changes in the impacts associated with COVID-19 reported previously.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

(a)	Consolidated Interim Statements of Financial Position as of June 30, 2020 and December 31, 2019

(b)	Consolidated Interim Statements of Income for the three- and six-month periods ended June 30, 2020 and 2019.

(c)	Consolidated Interim Statements of Comprehensive Income for periods the three- and six-month periods ended June 30, 2020 and 2019.

(d)	Consolidated Interim Statements of Changes in Equity for the periods ended June 30, 2020 and 2019.

(e)	Consolidated Interim Statements of Direct-Method Cash Flows for the periods ended June 30, 2020 and 2019.

2.2	Consolidated financial statements

The consolidated interim financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries were prepared in accordance with la IAS 34 “Interim Financial Reporting”.

These consolidated interim financial statements fairly reflect the Company’s financial position, as of June 30, 2020 and, the comprehensive results of operations, changes in equity and cash flows occurring for the periods ended June 30, 2020 and, 2019.

The consolidated interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2019.

IFRS establish certain alternatives for their application, those applied by the Company are detailed in this Note and Note 3.

The accounting policies used in the preparation of these consolidated annual accounts comply with each IFRS in force at their date of presentation.

Pursuant to CMF requirements, on June 30, 2020 the effects related to the application of IFRS 16 “Leases” are presented in separate items and the following reclassifications have been made with respect to the information reported on December 31, 2019 to ensure a consistent presentation between periods, which are considered not significant for the previously issued financial statements. See Note 4.

Items	Original balances reported as of December 31, 2019	Reclassification	Balances reclassified as of December 31, 2019
	ThUS$	ThUS$	ThUS$
Property, plant and equipment (net)	1,607,070	(37,164)	1,569,906
Right-of-use assets	-	37,164	37,164
Other current financial liabilities	298,822	(7,694)	291,128
Lease liabilities, current	-	7,694	7,694
Other non-current financial liabilities	1,518,926	(30,203)	1,488,723
Lease liabilities, non-current	-	30,203	30,203

Notes to the Consolidated Interim Financial Statement June 30, 2020

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

(a)	Inventories are recorded at the lower of cost and net realizable value.

(b)	Financial derivatives at fair value.

(c)	Certain financial investments classified as available for sale measured at fair value with an offsetting entry in other comprehensive income.

2.4	Accounting pronouncements

New accounting pronouncements

(a)	The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2020:

Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
Amendment to IAS 1 “Presentation of Financial Statements” and “IAS 8” Accounting Policies, Changes in Accounting Estimates and Errors - Published in October 2018.	This amendment establishes a consistent definition of materiality in all the IFRCs and the Conceptual Framework for Financial Information; it clarifies the explanation of the definition of material; and it incorporates some of the guidelines in IAS 1 on immaterial information.	01-01-2020

Amendment to IFRS 3 “Definition of a Business” - Published in October 2018.	This amendment revises the definition of a business. Based on the feedback received by the IASB, the application of the current guidance is frequently seen as too complex, and results in too many transactions that qualify as business combinations.	01-01-2020

Amendments to IFRS 9, IAS 39 and IFRS 7 “Reform to the referential interest rate” Published in September 2019.	These amendments provide certain simplifications in relation to the reform to the referential interest rates. These simplifications relate to hedge accounting and affect the IBOR reform, which generally shouldn’t result in the finalization of hedge accounting. However, any hedge ineffectiveness should continue to be recorded in the results.	01-01-2020

Amendment to IFRS 16 “Lease Concessions” - Published in May 2020.	This amendment provides lessees with an optional exemption regarding the assessment of whether a lease concession associated with COVID-19 is a lease modification. Lessees may opt to account for lease concessions as they would if there were no lease modifications. In many cases, this would give rise to the accounting for a concession as a variable lease payment.	01-01-2020

Management considers that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the company’s consolidated financial statements.

Notes to the Consolidated Interim Financial Statement June 30, 2020

(b)	Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2020 and which the Company has not adopted early are as follows:

Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
Amendment to IAS 1 “Presentation of financial statements” on classification of liabilities.	These limited scope amendments of IAS 1 “Presentation of financial statements” clarify that the liabilities will be classified as current or non-current depending on the rights that exist at the close of the reporting period. The classification is not affected by the expectations of the entity or the events subsequent to the report date (for example, the receipt of a waiver or noncompliance with the pact). The amendment also clarifies what IAS 1 means when referring to “liquidation” of a liability. The amendment must be applied retroactively in accordance with IAS 8. In May 2020, the IASB issued an “Exposure Draft” proposing deferral of the effective application date to January 1, 2023.	01-01-2022

Reference to the Conceptual Framework - Amendments to IFRS 3.	Minor modifications were made to IFRS 3 “Definition of a Business” to update references to the conceptual framework for financial reporting and to add an exception to the recognition of contingent liabilities and contingent assets within the scope of IAS 37 “Provisions, contingent liabilities and contingent assets” and Interpretation 21 “Levies.” The modifications also confirm that contingent assets should not be recognized in the date of acquisition.	01-01-2022

Amendment to IAS 16 “Property, plant and equipment”	This prohibits companies from deducting from the cost of the property any revenue received from the sale of articles produced while the company is preparing the asset for its anticipated use. The company must recognize this sales revenue and associated costs in the profit or loss for the fiscal year.	01-01-2022

Amendment to IAS 37, “Provisions, contingent liabilities and contingent assets.”	This clarifies for onerous contracts which inevitable costs a company must include to assess whether a contract will result in a loss.	01-01-2022

IFRS 9 Financial Instruments.	This clarifies which fees must be included in the 10% test for the derecognition of financial liabilities.	01-01-2022

IFRS 16 Leases.	Modification of illustrative example 13 to eliminate the illustration of lessor payments in relation to improvements to rental properties, to eliminate any confusion as to the treatment of lease incentives.	01-01-2022

IFRS 1 First-time Adoption of International Financial Reporting Standards.	This enables entities that have measured their assets and liabilities against book values in their head office books to also measure the accumulated translation differences using the amounts notified by the head office. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.	01-01-2022

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”, Published in September 2014.	These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not), A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.	undetermined

Management believes that the adoption of the above standards, amendments and interpretations will not have a significant impact on the Company’s financial statements.

Notes to the Consolidated Interim Financial Statement June 30, 2020

2.5	Basis of consolidation

(a)            Subsidiaries

The Company established control as the basis of consolidation of its financial statements. The Company controls a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

The consolidation of a subsidiary starts when the Group controls it and it is no longer included in the consolidation when this control is lost.

Subsidiaries are consolidated through a line by line method, adding items that represent assets, liabilities, income and expenses with a similar content, and eliminating operations between companies within the SQM Group.

Results for dependent companies acquired or disposed of during the period are included in the consolidated accounts from the date on which control is transferred to the SQM Group or until the date when this control ends, as relevant.

To account for an acquisition, of a business the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued, and incurred or assumed liabilities at the date of exchange. Assets, liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure the non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Companies included in consolidation:

				Ownership interest
		Country of	Functional	As of June 30, 2020			As of December 31, 2019
TAX ID No.	Foreign subsidiaries	origin	currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	Dollar	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	Dollar	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	Dollar	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	Dollar	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	Dollar	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	Dollar	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Curacao	Dollar	0.0002	99.99980	100.0000	100.0000
Foreign	SQI Corporation N.V.	Curacao	Dollar	0.0159	99.98413	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	Dollar	0.0100	99.9900	100.0000	100.0000
Foreign	North American Trading Company	USA	Dollar	0.0000	100.0000	100.0000	100.0000
Foreign	Administración Y Servicios Santiago S.A. de C.V.	Mexico	Dollar	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Perú S.A.	Peru	Dollar	0.0091	99.99093	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	Dollar	0.0040	99.99600	100.0000	100.0000
Foreign	SQM Nitratos México S.A. de C.V.	Mexico	Dollar	0.0000	100.0000	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA	Dollar	0.1000	99.90000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Curacao	Dollar	1.0000	99.00000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	Dollar	0.7100	99.29000	100.0000	100.0000
Foreign	SQM France S.A.	France	Dollar	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	Dollar	0.1597	99.84030	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Dollar	1.6700	98.33000	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	Dollar	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading A.V.V.	Aruba	Dollar	98.3333	1.66670	100.0000	100.0000
Foreign	SQM Colombia SAS	Colombia	Dollar	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Australia PTY	Australia	Dollar	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Indonesia S.A.	Indonesia	Dollar	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	Dollar	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	Dollar	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	Dollar	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	Dollar	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	Dollar	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	Dollar	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	Dollar	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited.	Thailand	Dollar	0.0000	99.9960	99.9960	99.9960
Foreign	SQM International N.V.	Belgium	Dollar	0.5800	99.4200	100.0000	100.0000
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	Dollar	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Holland B.V. (3)	Netherlands	Dollar	0.0000	100.0000	100.0000	0.0000

Notes to the Consolidated Interim Financial Statement June 30, 2020

				Ownership interest
		Country of	Functional	As of June 30, 2020			As of December 31, 2019
TAX ID No.	Domestic subsidiaries	origin	currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	Dollar	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	Dollar	99.9999	0.0000	99.9999	99.9999
96.592.190-7	SQM Nitratos S.A.	Chile	Dollar	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	Dollar	51.0000	0.0000	51.0000	51.0000
79.947.100-0	SQM Industrial S.A.	Chile	Dollar	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Peso	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Peso	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	Dollar	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	Dollar	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	Dollar	18.1800	81.8200	100.0000	100.0000
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Peso	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	Dollar	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda. (1)	Chile	Peso	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A.	Chile	Peso	0.0000	60.6387	60.6387	60.6387
76.359.919-1	Orcoma Estudios SPA (2)	Chile	Dollar	100.000	0.0000	100.0000	100.0000
76.360.575-2	Orcoma SPA	Chile	Dollar	100.000	0.0000	100.0000	100.0000
76.686.311-9	SQM MaG SpA	Chile	Dollar	0.0000	100.0000	100.0000	100.0000
77.114.779-8	Sociedad Contractual Minera Búfalo	Chile	Dollar	99.9900	0.10000	100.0000	0.0000

(1) Comercial Agrorama Ltda was consolidated as it is controlled through the subsidiary Soquimich Comercial S.A

(2) As of March 6, 2020, SQM S.A. has acquired 100% shares in this.

(3) As of June 30, 2020, SQM S.A. has acquired 100% shares in this.

Notes to the Consolidated Interim Financial Statement June 30, 2020

2.6	Investments in associates and joint ventures

(a)	Joint ventures

Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

With respect to joint operations, the Company recognizes its direct right to the assets, liabilities, income and expenses of the joint.

(b)	Joint ventures and investments in associates

Interests in companies over which joint control is exercised (joint ventures) or where an entity has significant influence (associates) are recognized using the equity accounting method. Significant influence is presumed when the investor owns over 20% of the investee’s share capital. The investment is recognized using this method in the statement of financial position at cost plus changes subsequent to acquisition and includes the proportional share of the associate’s equity. For these purposes, the percentage interest in the associate is used. The associated acquired goodwill is included in the investee’s book value and is not amortized. The debit or credit to the income statement reflects the proportional share of the profit or loss of the associate.

Unrealized gains from transactions with subsidiaries or associates are eliminated in accordance with the Company's percentage interest in such entities. Any unrealized losses are also eliminated, unless that transaction provides evidence that the transferred asset is impaired.

Changes in associate’s equity are recognized proportionally with a charge or credit to "Other Reserves" and are classified according to their origin. The reporting dates of the associate, the Company and related policies are similar for equivalent transactions and events in similar circumstances. In the event that significant influence is lost, or the investment is sold, or held for sale, the equity method is suspended, until the proportional part of the gain or loss is recognized. If the resulting value under the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless there is a commitment by the Company to restore the capital position of the Company, in which case the related risk provision and expense are recorded.

Dividends received by these companies are recorded by reducing the value of the investment, and the proportional part of the gain or loss recognized in accordance with the equity method is included in the consolidated income statement under "Share of Gains (Losses) of Associates and Joint Ventures Accounted for Using the Equity Method''.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 3	Significant accounting policies

3.1	Classification of balances as current and non-current

In the consolidated statement of financial position, balances are classified in consideration of their recovery (maturity) dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars, which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates. Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

The consolidated financial statements are presented in thousands of United States dollars without decimals.

3.3	Foreign currency translation

(a)                SQM group entities:

The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.

-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.

-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in equity “other reserves”, At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

Notes to the Consolidated Interim Financial Statement June 30, 2020

The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end and average of each period in respect to U.S. dollars, are as follows:

	Closing exchange rates		Average exchange rates
Currencies	As of June 30, 2020	As of December 31, 2019	As of June 30 2020	As of December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$
Brazilian real	5.41	4.02	5.17	4.11
New Peruvian sol	3.54	3.31	3.47	3.35
Argentine peso	70.43	59.83	69.49	59.86
Japanese yen	107.91	108.90	107.60	109.12
Euro	0.89	0.89	0.89	0.90
Mexican peso	22.94	18.89	22.26	19.11
Australian dollar	1.45	1.43	1.45	1.45
Pound Sterling	0.81	0.76	0.80	0.76
South African rand	17.35	14.06	17.11	14.42
Chilean peso	821.23	748.74	794.43	767.22
Chinese yuan	7.07	6.98	7.08	7.01
Indian rupee	75.48	71.31	75.75	71.16
Thai Baht	30.86	29.97	31.15	30.22
Turkish lira	6.85	5.94	6.81	5.85
UF (*)	34.94	37.81	36.14	36.90

(*) US$ per UF

(b)            Transactions and balances

Non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the divestment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

Notes to the Consolidated Interim Financial Statement June 30, 2020

3.4	Consolidated statement of cash flows

Cash equivalents correspond to highly liquid short-term investments that are easily convertible into known amounts of cash. and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows present cash transactions performed during the year, determined using the direct method.

3.5	Financial assets

Management determines the classification of its financial assets, in accordance with the provisions of IFRS 9, at fair value (either through other comprehensive income, or through profits or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

In the initial recognition, the Company measures its financial assets at fair value more or less, in the case of a financial asset that is not accounted for at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial asset on the date when the Company commits to the purchase or sale of an asset. In the case account receivables and other accounts receivables, the transaction price at the initial recognition is measured in accordance with the provisions of IFRS 15.

After initial recognition, the Company measures its financial assets according to the Company's business model for managing its financial assets and the contractual terms of its cash flows:

(a)	Financial instruments measured at amortized cost, Financial assets that meet the following conditions are included in this category (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and (ii) the Contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (iii) cash equivalents; (iv) related entity receivables; (v) trade debtors; (vi) other receivables.

Notes to the Consolidated Interim Financial Statement June 30, 2020

(b)	Financial instruments at fair value A financial asset should be measured at fair value through profit or loss or fair value through other comprehensive income, depending on the following:

(i)	"Fair Value Through Other Comprehensive Income": Assets held to collect contractual cash flows and to be sold, where the asset cash flows are only capital and interest payments, are measured at fair value through other comprehensive income. Changes in book values are through other comprehensive income, except for the recognition of impairment losses, interest income and exchange gains and losses, which are recognized in the income statement. When a financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is included in financial income using the effective interest method. Exchange gains and losses are presented in the income statement and impairment losses are separately presented in the income statement.

(ii)	"Fair Value Through Profit and Loss": Assets that do not meet the amortized cost or "Fair Value Through Other Comprehensive Income" criteria are valued at "Fair Value Through Profit and Loss".

(c)	Financial equity assets at fair value through other comprehensive income. Equity instruments that are not classified as held for trading and which the Group has irrevocably chosen to recognize in this category

The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment method used depends on whether there has been a significant increase in credit risk.

The Company applies the IFRS 9 simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue.

Therefore, the Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for these assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current and expected information regarding macroeconomic factors that affect the ability of customers to meet their commitments.

Notes to the Consolidated Interim Financial Statement June 30, 2020

3.6	Financial liabilities

Management determines the classification of its financial liabilities, in accordance with the provisions of IFRS 9, at fair value or at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

At the initial recognition, the Company measures its financial liabilities by their fair value more or less, in the case of a financial liability that is not accounted for at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial liability. After initial recognition, the Company measures its financial liabilities at amortized cost unless the Company, at the initial moment, irrevocably designates the financial liability as measured at fair value through profit or loss.

Financial liabilities measured at amortized cost are commercial accounts payable and other accounts payable and other financial liabilities.

Valuation at amortized cost is made using the effective interest rate method. Amortized cost is calculated by considering any premium or discount on the acquisition and includes transaction costs that are an integral part of the effective interest rate.

Financial liabilities are recorded as not current when they mature in more than 12 months and as current when they mature in less than 12 months. Interest expenses are recorded in the period in which they are accrued, according to a financial criterion.

3.7	Reclassification of financial instruments

When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified.

3.8	Financial instrument derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished.

3.9	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

b)	Hedging of a single risk associated with an asset or liability recognized or a highly probable forecast transaction (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

Notes to the Consolidated Interim Financial Statement June 30, 2020

The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 14.3. Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is more than 12 months, and as a current asset or liability if the remaining expiration period of the entry is less than 12 months.

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.

a)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized in profit or loss within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in profit or loss within other income or other expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity using a recalculated effective interest rate.

b)	Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is initially recognized with a debit or credit to other comprehensive income, while any ineffective portion is immediately recognized with a debit or credit to income, as appropriate depending on the nature of the hedged risk. The amounts accumulated in net equity are carried over to results when the hedged items are settled or when these have an impact on results.

When a hedging instrument no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs.

When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

Notes to the Consolidated Interim Financial Statement June 30, 2020

3.10	Derivative financial instruments not considered as hedges

Derivative financial instruments not considered as hedges are recognized at fair value with the effect in the results of the year. The Company has derivative financial instruments to hedge foreign currency risk exposure.

The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of June 30, 2020, and December 31, 2019, the Company does not have any embedded derivatives.

3.11	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date. These are recognized under other non-financial assets.

3.12	Leases

(a)	Right-of-use assets

The Company recognizes right-of-use assets on the initial lease date (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, adjusted by any new measurement of the lease liability. The cost of right-of-use assets includes the amount of recognized lease liabilities, direct initial costs incurred and lease payments made on the start date or sooner, less the lease incentives received. Unless the Company is reasonably sure it will take ownership of the leased asset at the end of the lease period, the assets recognized through right-of-use are depreciated in a straight line during the shortest period of their estimated useful life and lease period. Right-of-use assets are subject to impairment as per “IAS 36 Impairment of Assets”.

(b)	Lease liabilities

On the lease start date, the Company recognizes lease liabilities measured at present value of lease payments that will be made during the lease period. Lease payments include fixed payments (including payments that are essentially fixed), less incentives for lease receivables, variable lease payments that are dependent on an index or rate and amounts that are expected to be paid as guaranteed residual value. Lease payments also include the exercise price of a purchase option if the Company is reasonably sure it will exercise this and penalty payments for terminating a lease, if the lease period reflects that the Company will exercise the option to terminate. Variable lease payments that are not dependent on an index or rate are recognized as expenses in the period that produces the event or condition that triggers payment.

When calculating the present value of lease payments, the Company uses the incremental borrowing rate on the initial lease date if the interest rate implicit in the lease cannot be determined easily. After the start date, the lease liability balance will increase to reflect the accumulation of interest and will diminish as lease payments are made. Furthermore, the book value of lease liabilities is remeasured in the event of an amendment, a change in the lease period, a change in the fixed lease payments in substance or a change in the assessment to buy the underlying asset.

(c)	Short-term leases and low-value asset leases

The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions. Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term.

Notes to the Consolidated Interim Financial Statement June 30, 2020

(d)  Significant judgments in the determination of the lease term for contracts with renewal options

The Company determines the lease term as the non-cancellable period of the lease, together with periods covered by an option to extend the lease if it is reasonably certain that this will be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain that this will not be exercised.

The Company has the option, under some of its leases, to lease assets for additional terms. The Company applies its judgment when assessing whether it is reasonably certain that it will exercise the option to renovate. In other words, it considers all the relevant factors that create an economic incentive for it to exercise the option to renovate. After the start date, the Company reevaluates the lease term if there is a significant event or change in the circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renovate.

3.13	Inventory measurement

The method used to determine the cost of inventories is the weighted average monthly cost of warehouse storage. In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others.

For finished and in-process products, the company has four types of provisions, which are reviewed quarterly:

(a)	Provision associated with the lower value of stock: The provision is directly identified with the product that generates it and involves three types: (i) provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; (ii) provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; (iii) reprocessing costs of products that are unfeasible for sale due to current specifications.

(b)	Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (production units in Chile and the port of Tocopilla carry out at least two inventories a year, the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately.

(c)	Potential errors in the determination of stock: The company has an algorithm that is reviewed at least once a year and corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms.

(d)	Provisions undertaken by business subsidiaries: these are historical percentages that are adjusted as zero ground is attained based on normal inventory management.

Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years, Differences are recognized at the moment they are detected. The company has a provision that makes quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation), these percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical profit and loss obtained in the inventory processes.

Notes to the Consolidated Interim Financial Statement June 30, 2020

3.14	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity but separate from equity attributable to the owners of the Parent.

3.15	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. he maturity conditions vary according to the originating transaction.

3.16	Property, plant and equipment

Property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

(a)	Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

(b)	The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the and its subsequent variation is recorded directly in results.

Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in “Property, plant and equipment” and amortized in line with the amortization criteria for the associated assets.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred.

The replacement of assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from the daily maintenance of property, plant and equipment are recognized when incurred.

Notes to the Consolidated Interim Financial Statement June 30, 2020

3.17	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

Fixed assets associated with the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.

In the case of certain mobile equipment, depreciation is performed depending on the hours of operation.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below:

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	life or average rate in years
Mining assets	3	5	4
Energy generating assets	5	10	6
Buildings	3	15	9
Supplies and accessories	2	10	3
Office equipment	5	5	5
Transport equipment	2	4	3
Network and communication equipment	2	10	5
IT equipment	2	8	5
Machinery, plant and equipment	2	12	7
Other property, plant and equipment	2	10	4

3.18	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

Notes to the Consolidated Interim Financial Statement June 30, 2020

3.19	Intangible assets other than goodwill

Intangible assets other than goodwill mainly relate to water rights, emission rights, commercial brands, costs for rights of way for electricity lines, license costs and the development of computer software and mining property and concession rights, client portfolio and commercial agent.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized, but are subject to annual impairment tests.

(b)	Rights of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines on third party land. These rights are presented under intangible asset. Amounts paid are capitalized at the date of the agreement and amortized in the statement of income, according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs are recognized as assets are amortized over their estimated useful lives.

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean and Western Australian Governments. Property rights from the State of Chile are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

Notes to the Consolidated Interim Financial Statement June 30, 2020

3.20	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.21	Exploration and evaluation expenses

The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to expenses associated with exploration and assessment of these resources:

(a)	Caliche

Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and assessment of the deposit as an at cost asset. These disbursements include the following items: Geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources.

If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to profit and loss. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used. These assets are presented in the “other non-current assets category”, reclassifying the portion related to the area to by extracted that year as inventories.

(b)	Metal exploration

Expenses related to metal exploration are charged to profit or loss in the period in which they are recognized if the project assessed doesn't qualify for consideration as advanced exploration. Otherwise, these are amortized during the development stage.

(c)	Salar de Atacama exploration

Salar de Atacama exploration expenses are presented as non-current assets as the property, plant and equipment category and correspond mainly to wells that can also be used in the extraction of the deposit and/or monitoring, these are amortized over 10 years otherwise, they are amortized during the development stage.

(d)	Mount Holland exploration

Mount Holland exploration expenses are presented into “Property, Plant and Equipment”, specifically in Constructions in progress and primarily consider exploration boreholes and complementary studies for the lithium ore study of the area. These expenses will begin to be amortized in the development stage.

3.22	Impairment of non-financial assets

Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable, an impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

For assets other than purchased goodwill, the Group annually assesses whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. Should such indications exist, the recoverable amount is estimated.

Notes to the Consolidated Interim Financial Statement June 30, 2020

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets

In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function.

A previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to profit or loss.

Assets with indefinite lives are assessed for impairment annually.

3.23	Minimum dividend

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined in accordance with CMF regulations), unless and to the extent the Company has a deficit in retained earnings. (See Note 21.4).

3.24	Earnings per share

The basic earnings per share amounts are calculated by dividing the profit for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year. (See Note 22).

The Company has not conducted any type of operation of potential dilutive effect that would entail the disclosure of diluted earnings per share.

3.25	Capitalization of interest expenses

The cost of interest is recognized as an expense in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23.

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

The financial expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of assets that qualify for this, use the corresponding interest rate for the financing specific to the project; where this does not exist, the mean financing rate of the subsidiary that makes the investment is used.

Notes to the Consolidated Interim Financial Statement June 30, 2020

3.26	Other provisions

Provisions are recognized when:

•	The Company has a present obligation or constructive obligation as the result of a past event.

•	It is more likely than not that certain resources must be used, to settle the obligation.

•	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

3.27	Obligations related to employee termination benefits and pension commitments

Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment contracts, except for the United States, which is regulated in accordance with employment plans in force up to 2002. (See more details in Note 19.4).

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. The criteria in force contained in the revised IAS 19 are also considered.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in “Other Comprehensive Income”.

Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value. The net balance of this obligation is presented under the non-current provisions for employee benefits (refer to Note 19.4).

3.28	Compensation plans

Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standards No. 2. Changes in the fair value of options granted are recognized with a charge to payroll in the results for the period (see Note 19.6).

Notes to the Consolidated Interim Financial Statement June 30, 2020

3.29	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during the performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenues are recognized when the specific conditions for each income stream are met, as follows:

(a)            Sale of goods

The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by the customer, and the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted the products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)            Sale of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)            Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.30	Finance income and finance costs

Finance income is mainly composed of interest income from financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets. Borrowing costs and bonds issued are also recognized in profit or loss using the effective interest rate method.

3.31	Current income tax and deferred

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the period.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Notes to the Consolidated Interim Financial Statement June 30, 2020

The income tax and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in the statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets has been reviewed and reduced to the extent where there will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more. likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used. The deferred taxes related to items directly recognized in equity is registered with effect on other comprehensive income and not with effect on income.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

3.32	Operating segment reporting

IFRS 8 requires that companies adopt a management approach to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments.

Allocation of assets and liabilities, to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated in accordance with the criteria established in the costing process for product inventories to the corresponding segments.

The following operating segments have been identified by the Company:

•	Specialty plant nutrients

•	Industrial chemicals

•	Iodine and derivatives

•	Lithium and derivatives

•	Potassium

•	Other products and services

3.33	Primary accounting criteria, estimates and assumptions

Management is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRS, as issued by the (IASB), have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries, Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein, Basically, these estimates refer to:

•	Estimated useful lives are determined based on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, and regulations. (See Notes 3.22, 16 and 17). Impairment losses of certain assets Goodwill and intangible assets that have an indefinite shelf life are not amortized and are assessed for impairment on an annual basis, or more frequently if the events or changes in circumstances indicate that these may have deteriorated Other assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of value in use often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 16 and 17).

Notes to the Consolidated Interim Financial Statement June 30, 2020

•	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 19) and determination of long-term provisions.

•	Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, considering the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Notes 20 and 23).

•	Volume determination for certain in-process and finished products is based on topographical measurements and technical studies that cover the different variables affecting products in stock (density and moisture, among others), and related allowance.

•	Obsolescence to ensure that the carrying value of inventory is not in excess of the net realizable Inventory valuation. (See Note 12).

Despite the fact that these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively.

3.34	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 4	Changes in accounting estimates and policies

4.1	Changes in accounting estimates

There have been no changes in the methodologies used to determine such estimates in the periods presented.

4.2	Changes in accounting policies

The accounting principles and criteria were applied coherently in both periods, except for the new instructions established by the CMF for the taxonomy of the financial statements in 2020. The presentation of right-of-use assets and lease liabilities recognized under IFRS 16 has been modified. This change has been made as of January 01, 2020 and retroactively as of December 31, 2019.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 5	Financial risk management

5.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of the Company and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, doubtful accounts risk, and interest rate risk, among others.

There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and in particular, Finance Management, is responsible for constantly assessing the financial risk.

5.2	Risk Factors

(a)	Credit risk

A global economic contraction may have potentially negative effects on the financial assets of the Company, which are primarily made up of financial investments and trade receivables, and the impact on of our customers could extend the payment terms of the Company's receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or profit and loss of the Company's operations.

Trade receivables: To mitigate credit risk, the Company maintains active control of collection and requires the use of credit insurance. Credit insurance covers the risk of insolvency and unpaid invoices corresponding to 83% of all receivables. For the uncovered portion, the Company uses other instruments such as letters of credit and prepayments. The credit risk associated with receivables is analyzed in Note 14.2 b) and the associated accounting policy can be found in Note 3.5.

The concentration of credit risk with respect to sales debtors is reduced, due to the large number of companies that comprise the Company's customer base and their distribution throughout the world.

No significant modifications have been made during the period to risk models or parameters used in comparison to December 31, 2019, and no modifications have been made to contractual cash flows that have been significant during this period.

Financial investments: correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks. The counterparty risk in implementation of financial operations is assessed on an ongoing basis for all financial institutions in which the Company holds financial investments.

Notes to the Consolidated Interim Financial Statement June 30, 2020

The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if they are available) or historical information on counterparty late payment rates:

Financial institution	Financial assets	Rating			As of June 30, 2020
		Moody´s	S&P	Fitch	ThUS$
Banco de Crédito e Inversiones	Time deposits	P-1	A-1	-	19,925
Banco de Chile	Time deposits	P-1	A-1	-	8,502
Banco Estado	Time deposits	P-1	A-1		4,002
Banco Itau Corpbanca	Time deposits	P-2	A-2	-	22,027
Banco Santander – Santiago	Time deposits	P-1	A-1	-	8,801
Scotiabank Sud Americano	Time deposits	-	-	F1+	7,006
JP Morgan US dollar Liquidity Fund Institutional	Investment fund deposits	Aaa-mf	AAAm	AAAmmf	166,622
Legg Mason - Western Asset Institutional cash reserves	Investment fund deposits	-	AAAm	AAAmmf	171,546
Other banks with lower balances	Time deposits	-	-	-	205
Total					408,636

Financial institution	Financial assets	Rating			As of June 30, 2020
		Moody´s	S&P	Fitch	ThUS$
Banco de Crédito e Inversiones (*)	90 days to 1 year	P-2	-	-	112,310
Banco Itau Chile	90 days to 1 year	P-1	A-1	-	76,032
Banco Santander - Santiago	90 days to 1 year	P-1	A-1	-	109,601
Banco Scotiabank Sud Americano	90 days to 1 year	-	-	F1+	191,529
Total					489,472

(*) This includes ThUS$ 7,160 associated with collateral in guarantee used to reduce the liquidity risk.

Financial institution	Financial assets	Rating Institution			As of December 31, 2019
		Moody´s	S&P	Fitch	ThUS$
Banco de Chile	Time deposits	P-1	A-1	-	50,221
Banco de Crédito e Inversiones	Time deposits	P-1	A-1	-	42,096
Banco Itau Corpbanca	Time deposits	P-2	A-2	-	39,093
Banco Santander	Time deposits	P-1	A-1	-	2,708
Scotiabank Sud Americano	Time deposits	-	-	F1+	14,428
Banco Estado	Time deposits	P-1	A-1	-	500
BBVA Banco Francés	Time deposits	-	-	-	53
JP Morgan US dollar Liquidity Fund Institutional	Investment fund deposits	Aaa-mf	AAAm	AAAmmf	181,155
Legg Mason - Western Asset Institutional cash reserves	Investment fund deposits	-	AAAm	AAAmmf	146,078
Total					476,332

Notes to the Consolidated Interim Financial Statement June 30, 2020

Financial institution	Financial assets	Rating Institution			As of December 31, 2019
		Moody´s	S&P	Fitch	ThUS$
Banco Scotiabank Sud Americano	90 days to 1 year	P-2	-	-	54,180
Banco de Crédito e Inversiones (*)	90 days to 1 year	P-1	A-1	-	178,448
Banco Santander	90 days to 1 year	P-1	A-1	-	74,365
Banco Itau Corpbanca	90 days to 1 year	P-2	A-2	-	127,579
Banco Security	90 days to 1 year	-	A-2	F2	17,965
Banco de Chile	90 days to 1 year	-	-	-	18,026
Banco Estado	90 days to 1 year	P-1	A-1	-	15,126
Total					485,689

(*) This includes ThUS$ 1,870 associated with collateral in guarantee used to reduce the liquidity risk.

(b)	Currency risk

The functional currency of the company is the US dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company’s business is conducted in this currency. However, the global nature of the Company's business generates an exposure to exchange rate variations of several currencies with the US Dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatching to be covered in these currencies. Occasionally, subject to the approval of the Board, the Company ensures short-term cash flows from certain specific line items in currencies other than the US Dollar.

A significant portion of the Company’s costs, especially salary payments, is associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US Dollar would affect the Company's profit and loss. By the second quarter of 2020, approximately US$ 218 million accumulated in expenses are associated with the Peso.

As of June 30, 2020, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all of the bond liabilities denominated in UF, for a fair value of US$ 59.3 million in favor of the Company. As of December 31, 2019, this value amounted to US$ 18.9 million against the company.

As of June 30, 2020, the exchange rate value for equivalent Pesos to US Dollars was Ch$ 821.23 per US Dollar, as of December 31, 2019, it was Ch$ 748.74 per Dollar.

(c)	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company's investment projects.

The Company maintains current and non-current financial debt at fixed rates and LIBOR rate plus spread.

As of June 30, 2020, the Company has around 4% of its financial liabilities linked to variations in the LIBOR rate. Therefore, significant rate increases could impact its financial position. A change of 100 basis points in this rate could result in changes to financial expenses of close to US$ 0.06 million. Nevertheless, significant rate increases could make it difficult to access financing at attractive rates for the Company's investment projects.

Notes to the Consolidated Interim Financial Statement June 30, 2020

(d)	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio1, which enables it to cover current obligations with clearance. (On June 30, 2020, this was 4.29).

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect SQM’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

The Company constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of June 30, 2020, the Company had unused, available revolving credit facilities with banks, for a total of US$ 474 million.

The position in other cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating.

	Nature of undiscounted cash flows
As of June 30, 2020	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	70.10	1.09	71.99	-	73.08
Unsecured obligations (1)	1,812.31	298.81	783.29	1,614.07	2,696.17
Sub total	1,882.41	299.9	855.28	1,614.07	2,769.25
Hedging liabilities	65.40	10.78	48.05	53.86	112.69
Derivative financial instruments	3.34	3.34	-	-	3.34
Sub total	68.74	14.12	48.05	53.86	116.03
Current and non-current lease liabilities	33.89	7.60	21.40	8.93	37.93
Trade accounts payable and other accounts payable	193.45	193.45	-	-	193.45
Total	2,178.49	515.07	924.73	1,676.86	3,116.66

(1)	Unsecured obligations are presented on a contractual basis and have no effects related to anticipated redemptions.

	Nature of undiscounted cash flows
As of December 31, 2019	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	70.19	2.17	74.87	-	77.04
Unsecured obligations	1,697.11	326.34	614.29	1,184.38	2,125.01
Sub total	1,767.30	328.51	689.16	1,184.38	2,202.05
Hedging liabilities	23.66	6.57	24.33	32.37	63.27
Derivative financial instruments	3.17	3.17	-	-	3.17
Sub total	26.83	9.74	24.33	32.37	66.44
Current and non-current lease liabilities	37.90	8.90	23.01	10.27	42.18
Trade accounts payable and other accounts payable	205.79	205.79	-	-	205.79
Total	2,037.82	552.94	736.50	1,227.02	2,516.46

5.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the SQM Group. See Note 14.8

1 All current assets divided by all current liabilities

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 6     Separate information on the main office, parent entity and joint action agreements

6.1	Parent’s stand-alone assets and liabilities

	As of June 30, 2020	As of December 31, 2019
Parent’s stand-alone assets and liabilities	ThUS$	ThUS$
Assets	4,253,215	4,069,649
Liabilities	(2,177,921)	(1,983,382)
Equity	2,075,294	2,086,267

6.2	Parent entity

Pursuant to Article 99 of Law No. 18,045 of the Securities Market, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that the Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 7     Board of Directors, Senior Management and Key management personnel

7.1	Remuneration of the Board of Directors and Senior Management

(a)            Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 regular directors, who are elected for a three-year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 25, 2019, which included the election of 2 independent directors.

As of June 30, 2020, the Company included the following committees and committee members:

-	Directors’ Committee: This committee is comprised by Georges de Bourguignon, Laurence Golborne Riveros y Alberto Salas Muñoz, and fulfills the functions established in Article 50 bis of Chilean Law on publicly-held corporations. This committee takes on the role of the audit committee in accordance with the US-based Sarbanes Oxley law.

-	The Company’s Health, Safety and Environment Committee: This committee is comprised of Gonzalo Guerrero Yamamoto, Patricio Contesse Fica y Robert J. Zatta.

-	Corporate Governance Committee: This committee is comprised of Hernán Büchi Buc, Patricio Contesse Fica y Francisco Ugarte Larrain.

During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

(b)	Board of Directors’ Compensation

Directors’ compensation differs according to the period during the corresponding year. Thus, from April 25, 2019 to April 22, 2020 (Period 2019-2020), Directors’ compensation was determined by the annual general shareholders' meeting held on April 25, 2019. While for the following period (Period 2020-2021), Directors’ compensation was determined by the annual general shareholders' meeting held on April 23, 2020. For each of these periods, Directors’ compensation is detailed as follows:

Period 2019-2020

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.

(ii)	A variable gross amount payable in national currency to the Chairman and Vice President of the Company equivalent to 0.12% of the net liquid income earned by the Company in 2019;

(iii)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income earned by the Company in 2019.

Period 2020-2021:

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.

(ii)	A variable gross amount payable in national currency to the Chairman and Vice President of the Company equivalent to 0.09% of the net liquid income that the Company effectively obtains during the 2020;

(iii)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.045% of the net liquid income that the Company effectively obtains during the 2020.

Notes to the Consolidated Interim Financial Statement June 30, 2020

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. All amounts expressed in UF shall be paid in Chilean pesos at its value on the last day of the respective calendar month, as determined by the CMF (formerly Superintendence of Banks and Financial Institutions) the Chilean Central Bank or any other relevant institution that replaces them.

Accordingly, the compensation and profit sharing paid to members of the Directors' Committee and the directors as of June 30, 2020 amounted to ThUS$ 3,398 and as of June 30, 2019 to ThUS$ 3,404.

(c)            Directors’ Committee compensation

Directors' Committee compensation differs according to the period during the corresponding year. Thus, for the Period 2019-2020, Directors’ Committee compensation was determined by the annual general shareholders' meeting held on April 25, 2019. While for the Period 2020-2021, Directors’ Committee compensation was determined by the annual general shareholders' meeting held on April 23, 2020. For each of these periods the compensation of the Directors Committee comprises:

Period 2019-2020

(i)	The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

(ii)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit that the Company effectively obtains during the 2019 fiscal year.

Period 2020-2021

(i)	The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

(ii)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.015% of total net profit that the Company effectively obtains during the 2020 fiscal year.

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. All amounts expressed in UF shall be paid in Chilean pesos at its value on the last day of the respective calendar month, as determined by the CMF (formerly Superintendence of Banks and Financial Institutions) the Chilean Central Bank or any other relevant institution that replaces them.

(d)	Health, Safety and Environmental Matters Committee:

The remuneration of this committee for the 2019–2020 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2020-2021 period, this remuneration remains unchanged.

(e)	Corporate Governance Committee

The remuneration for this committee for the 2019–2020 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2020-2021 period, this remuneration remains unchanged.

(f)	Guarantees constituted in favor of the directors

No guarantees have been constituted in favor of the directors.

Notes to the Consolidated Interim Financial Statement June 30, 2020

(g)	Senior management compensation:

(i)	This includes monthly fixed salary and variable performance bonuses. (See Note 7.2)

(ii)	The Company has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.

(iii)	The Company also has retention bonuses for its executives, the value of these bonuses is linked to the Company's stock price and is payable in cash during the first quarter of 2021 (see Note 19.6)

(h)	Guarantees pledged in favor of the Company’s management

No guarantees have been pledged in favor of the Company’s management.

(i)            Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points.

The Company’s Management and Directors do not receive or have not received any benefit during the ended June 30, 2020 and the year ended December 31, 2019 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

7.2	Key management personnel compensation

As of June 30, 2020, there are 128 people occupying key management positions and 114 as of June 30, 2019.

	For the year ended June 30, 2020	For the year ended June 30, 2019
Key management personnel compensation	ThUS$	ThUS$
Key management personnel compensation	15,432	17,815

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 8	Background on companies included in consolidation and non-controlling interests

8.1	Background on companies included in consolidation

The following tables detail general information as of June 30, 2020 and, December 31, 2019, on the companies in which the group exercises control and significant influence:

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total
SQM Nitratos S.A.	96.592.190-7	El Trovador 4285 Las Condes	Chile	Dollar	99.9999	0.0001	100.000
SQM Potasio S.A.	96.651.060-9	El Trovador 4285 Las Condes	Chile	Dollar	99.9999	-	100.000
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	Dollar	0.0003	99.9997	100.000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Peso	1.000	99.000	100.000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	Dollar	51.000	-	51.000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285 Las Condes	Chile	Peso	1.000	99.000	100.000
SQM Salar S.A.	79.626.800-K	El Trovador 4285 Las Condes	Chile	Dollar	18.18	81.820	100.000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285 Las Condes	Chile	Dollar	99.047	0.9530	100.000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285 Las Condes	Chile	Dollar	0.2691	99.7309	100.000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Peso	-	100.000	100.000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285 Las Condes	Chile	Dollar	-	60.6383	60.638
Comercial Agrorama Ltda. (1)	76.064.419-6	El Trovador 4285 Las Condes	Chile	Peso	-	42.4468	42.447
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285 Las Condes	Chile	Dollar	-	60.6383	60.638
Agrorama S.A.	76.145.229-0	El Trovador 4285 Las Condes	Chile	Peso	-	60.6377	60.6387
Orcoma Estudios SPA (2)	76.359.919-1	Apoquindo 3721 OF 131 Las Condes	Chile	Dollar	100.000	-	100.000
Orcoma SPA	76.360.575-2	Apoquindo 3721 OF 131 Las Condes	Chile	Dollar	100.000	-	100.000
SQM MaG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	Dollar	-	100.000	100.000
Sociedad Contractual Minera Búfalo	77.114.779-8	Los Militares 4290, Las Condes	Chile	Dollar	99,900	0.100	100.000
SQM Holland B.V. (3)	Foreign	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Netherlands	Dollar	-	100.000	100.000
SQM North America Corp.	foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	USA	Dollar	40.000	60.000	100.000
RS Agro Chemical Trading Corporation A.V.V.	foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	98.3333	1.6667	100.000
Nitratos Naturais do Chile Ltda.	foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	-	100.000	100.000
Nitrate Corporation of Chile Ltd.	foreign	1 More London Place London SE1 2AF	United Kingdom	Dollar	-	100.000	100.000

(1) SQM controls Soquimich Comercial, which in turn controls Comercial Agrorama Ltda, SQM has management control over Comercial Agrorama Ltda

(2) In January 2020, SQM S.A. acquired 49% of Orcoma Estudio SPA, taking ownership of 100% of the company.

(3) On January 30, 2020, SQM S.A. acquired the remaining 50% of SQM Holland B.V., taking ownership of 100% of the company.

Notes to the Consolidated Interim Financial Statement June 30, 2020

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total
SQM Corporation N.V.	foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	0.0002	99.9998	100.000
SQM Perú S.A.	foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	Dollar	0.0091	99.9909	100.000
SQM Ecuador S.A.	foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	Dollar	0.004	99.996	100.000
SQM Brasil Ltda.	foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	0.710	99.290	100.000
SQI Corporation N.V.	foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	0.0159	99.9841	100.000
SQMC Holding Corporation.	foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	USA	Dollar	0.100	99.900	100.000
SQM Japan Co. Ltd.	foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio	Japan	Dollar	0.1597	99.8403	100.000
SQM Europe N.V.	foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.580	99.420	100.000
SQM Italia SRL	foreign	Via A. Meucci, 5 500 15 Grassina Firenze	Italy	Dollar	-	100.000	100.000
SQM Indonesia S.A.	foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	Dollar	-	80.000	80.000
North American Trading Company	foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	USA	Dollar	-	100.000	100.000
SQM Virginia LLC	foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	USA	Dollar	-	100.000	100.000
SQM Comercial de México S.A. de C.V.	foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	Dollar	0.01	99.990	100.000
SQM Investment Corporation N.V.	foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	1.000	99.000	100.000
Royal Seed Trading Corporation A.V.V.	foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	1.670	98.330	100.000
SQM Lithium Specialties Limited Partnership	foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	USA	Dollar	-	100.000	100.000
Soquimich SRL Argentina	foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	Dollar	-	100.000	100.000
Comercial Caimán Internacional S.A.	foreign	Edificio Plaza Bancomer	Panama	Dollar	-	100.000	100.000
SQM France S.A.	foreign	ZAC des Pommiers 27930 FAUVILLE	France	Dollar	-	100.000	100.000
Administración y Servicios Santiago S.A. de C.V.	foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	Dollar	-	100.000	100.000
SQM Nitratos México S.A. de C.V.	foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	Dollar	-	100.000	100.000
SQM Australia PTY	foreign	Level 16, 201 Elizabeth Street Sydney	Australia	Dollar	-	100.000	100.000

Notes to the Consolidated Interim Financial Statement June 30, 2020

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total
Soquimich European Holding B.V.	foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdan	Holland	Dollar	-	100.000	100.000
SQM Iberian S.A.	foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	Dollar	-	100.000	100.000
SQM Africa Pty Ltd.	foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	Dollar	-	100.000	100.000
SQM Oceanía Pty Ltd.	foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	Dollar	-	100.000	100.000
SQM Beijing Commercial Co. Ltd.	foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	Dollar	-	100.000	100.000
SQM Thailand Limited	foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	Dollar	-	99.996	99.996
SQM Colombia SAS	foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia.	Colombia	Dollar	-	100.000	100.000
SQM International N.V.	foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.580	99.420	100.000
SQM (Shanghai) Chemicals Co. Ltd.	foreign	Room 4703-33, 47F, No.300 Middle Huaihai Road, Huangpu district, Shanghai	China	Dollar	-	100.000	100.000

Notes to the Consolidated Interim Financial Statement June 30, 2020

8.2	Assets, liabilities, results of consolidated subsidiaries as of June 30, 2020 and for the period then ended.

	Assets		Liabilities		Revenue	Profit (loss)	Comprehensive income (loss)
Subsidiaries	Currents	Non-currents	Currents	Non-currents
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	481,691	60,102	401,596	3,522	93,568	32,282	32,254
SQM Potasio S.A.	23,932	1,005,727	127,054	23,064	1,356	26,095	26,064
Serv. Integrales de Tránsito y Transf. S.A.	37,549	34,456	62,228	3,067	17,683	3,664	3,671
Isapre Norte Grande Ltda.	583	689	552	148	1,476	48	30
Ajay SQM Chile S.A.	19,830	1,343	3,273	354	18,685	730	730
Almacenes y Depósitos Ltda.	222	44	-	-	-	(1)	(93)
SQM Salar S.A.	856,006	915,604	675,523	204,069	283,692	31,602	31,561
SQM Industrial S.A.	1,014,753	763,631	613,811	118,965	433,304	65,972	66,174
Exploraciones Mineras S.A.	3,048	31,127	6,405	-	-	(114)	(114)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	226	534	287	348	1,064	35	22
Soquimich Comercial S.A.	135,627	13,875	45,895	11,118	35,367	1,296	1,332
Comercial Agrorama Ltda.	437	1,102	3,627	19	607	-	(2)
Comercial Hydro S.A.	4,818	18	1	5	14	12	12
Agrorama S.A.	136	-	4,968	8	152	149	149
Orcoma SpA	13	2,362	35	-	-	(5)	(5)
Orcoma Estudio SpA	129	4,199	2	-	-	(322)	(322)
SQM MaG SPA	2,060	712	2,034	3	959	55	55
Sociedad Contractual Minera Búfalo	13	88	76	-	-	2	2
SQM Holland B.V.	2,595	-	6	-	-	(26)	(26)
SQM North America Corp.	136,634	19,342	118,904	2,613	123,630	(37)	(37)
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	76	-	-	(12)	(12)
Nitratos Naturais do Chile Ltda.	1	129	3,076	-	-	230	230
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	7,696	163,824	3,604	-	-	3,678	3,678
SQM Perú S.A.	26	-	76	-	-	-	-
SQM Ecuador S.A.	24,060	832	21,606	70	16,833	(527)	(527)
SQM Brasil Ltda.	310	-	497	2,086	-	111	111
Subtotal	2,762,626	3,019,740	2,095,212	369,459	1,028,390	164,917	164,937

Notes to the Consolidated Interim Financial Statement June 30, 2020

	Assets		Liabilities		Revenue	Profit (loss)	Comprehensive income (loss)
Subsidiaries	Currents	Non-currents	Currents	Non-currents			Currents
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQI Corporation N.V.	89	-	81	-	-	(4)	(4)
SQMC Holding Corporation L.L.P.	30,022	16,729	2,147	-	-	1,212	1,212
SQM Japan Co. Ltd.	34,546	233	31,490	205	38,876	268	268
SQM Europe N.V.	488,642	4,217	424,010	2,652	331,012	(4,453)	(4,453)
SQM Italia SRL	1,158	-	15	-	-	(2)	(2)
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	156	145	-	-	-	38	38
SQM Virginia LLC	14,801	14,343	14,801	-	-	(3)	(3)
SQM Comercial de México S.A. de C.V.	108,448	7,497	76,425	2,180	107,292	2,084	2,084
SQM Investment Corporation N.V.	13,777	31,365	5,512	976	-	438	438
Royal Seed Trading Corporation A.V.V.	29	-	18,840	-	-	(21)	(21)
SQM Lithium Specialties LLP	15,749	3	1,264	-	-	(3)	(3)
Soquimich SRL Argentina	41	-	163	-	-	(13)	(13)
Comercial Caimán Internacional S.A.	256	-	1,122	-	-	-	-
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	243	71	483	75	1,322	63	63
SQM Nitratos México S.A. de C.V.	109	9	65	14	487	(5)	(5)
Soquimich European Holding B.V.	5,099	179,809	1,312	31,279	-	3,843	3,843
SQM Iberian S.A.	48,988	2,547	37,027	4	53,708	1,087	1,087
SQM Africa Pty Ltd.	48,545	2,025	37,310	-	23,232	1,488	1,488
SQM Oceania Pty Ltd.	5,807	-	3,665	-	1,690	106	106
SQM Beijing Commercial Co. Ltd.	7,504	16	5,422	-	10,258	49	49
SQM Thailand Limited	5,556	11	1,511	-	1,669	212	212
SQM Colombia SAS	9,091	127	9,640	-	5,785	(38)	(38)
SQM International NV	36,917	899	18,547	9,777	61,571	559	559
SQM Shanghai Chemicals Co. Ltd.	36,445	804	36,376	-	17,508	(1,147)	(1,147)
SQM Australia Pty Ltd.	3,726	121,857	3,755	80	-	(546)	(546)
Subtotal	916,092	382,713	731,098	47,242	654,410	5,212	5,212
Total	3,678,718	3,402,453	2,826,310	416,701	1,682,800	170,129	170,149

Notes to the Consolidated Interim Financial Statement June 30, 2020

8.2	Assets, liabilities, results of consolidated subsidiaries as of December 31, 2019 and for the period ended as June 30, 2019.

	Assets		Liabilities		Revenue	Profit (loss)	Comprehensive income (loss)
Subsidiary	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	368,474	41,688	292,535	3,521	77,299	19,546	19,451
Proinsa Ltda.	-	-	-	-	-	-	-
SQM Potasio S.A.	14,983	978,525	116,734	23,317	1,578	81,766	81,210
Serv. Integrales de Tránsito y Transf. S.A.	19,317	36,025	50,229	2,075	15,660	(868)	(894)
Isapre Norte Grande Ltda.	809	604	684	153	1,913	16	15
Ajay SQM Chile S.A.	17,780	1,259	1,284	374	13,737	748	748
Almacenes y Depósitos Ltda.	243	45	-	-	-	-	25
SQM Salar S.A.	734,837	886,099	549,726	201,273	424,510	100,217	99,542
SQM Industrial S.A.	833,283	766,097	497,377	120,741	375,154	35,500	34,660
Exploraciones Mineras S.A.	3,099	31,081	6,296	-	-	(84)	(84)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	184	570	305	338	1,267	25	(4)
Soquimich Comercial S.A.	134,808	15,448	41,104	12,349	37,376	457	446
Comercial Agrorama Ltda.	862	1,313	4,467	19	2,010	(232)	(232)
Comercial Hydro S.A.	4,791	21	12	6	14	36	36
Agrorama S.A.	669	-	6,133	9	2,344	(666)	(646)
Orcoma SpA	-	2,360	14	-	-	-	-
Orcoma Estudio SpA	156	4,522	29	-	-	(1)	(1)
SQM MaG SPA	1,955	615	1,888	2	1,248	316	316
SQM North America Corp.	115,924	19,656	98,332	2,751	138,497	1,050	1,050
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	64	-	-	(13)	(13)
Nitratos Naturais do Chile Ltda.	2	135	3,314	-	-	(23)	(23)
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	7,696	160,381	3,594	-	-	1,982	1,982
SQM Perú S.A.	29	-	80	-	-	(134)	(134)
SQM Ecuador S.A.	31,603	712	28,508	70	16,569	715	715
SQM Brasil Ltda.	194	-	598	2,250	-	(143)	(143)
SQI Corporation N.V.	56	34	77	-	-	(2)	(2)
SQMC Holding Corporation L.L.P.	28,889	16,190	1,687	-	-	1,375	1,375
Subtotal	2,330,874	2,963,380	1,705,071	369,248	1,109,176	241,583	239,395

Notes to the Consolidated Interim Financial Statement June 30, 2020

	Assets		Liabilities				Comprehensive
Subsidiaries	Currents	Non-currents	Currents	Non-currents	Revenue	Profit (loss)	income (loss) Currents
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Japan Co. Ltd.	68,805	228	66,015	201	111,140	283	283
SQM Europe N.V.	429,926	4,608	361,059	2,824	401,479	832	832
SQM Italia SRL	1,158	-	15	-	-	4	4
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	157	145	39	-	-	-	-
SQM Virginia LLC	14,804	14,345	14,804	-	-	-	-
SQM Comercial de México S.A. de C.V.	102,068	7,597	72,023	2,387	110,518	1,801	1,801
SQM Investment Corporation N.V.	13,811	30,888	5,518	975	-	90	90
Royal Seed Trading Corporation A.V.V.	44	-	18,834	-	-	(22)	(22)
SQM Lithium Specialties LLP	15,752	3	1,264	-	-	-	-
Soquimich SRL Argentina	57	-	165	-	-	(6)	(6)
Comercial Caimán Internacional S.A.	256	-	1,122	-	-	-	-
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	235	72	402	211	1,586	(16)	(16)
SQM Nitratos México S.A. de C.V.	140	18	97	18	413	7	7
Soquimich European Holding B.V.	5,851	174,968	1,299	30,802	-	1,594	1,594
SQM Iberian S.A.	52,750	2,350	41,680	4	60,479	(2,325)	(2,325)
SQM Africa Pty Ltd.	57,639	1,728	47,594	-	21,475	(2,397)	(2,397)
SQM Oceania Pty Ltd.	5,440	-	3,459	-	798	316	316
SQM Beijing Commercial Co. Ltd.	11,723	20	9,695	-	4,851	(343)	(343)
SQM Thailand Limited	4,912	11	1,081	-	2,712	404	404
SQM Colombia SAS	9,505	151	10,089	37	3,137	(188)	(188)
SQM International	40,652	831	32,549	-	39,371	668	668
SQM Shanghai Chemicals Co. Ltd.	36,250	133	34,367	-	35,264	335	335
SQM Australia Pty Ltd.	12,113	108,068	5,661	228	-	(1,298)	(1,298)
Subtotal	884,396	346,170	728,946	37,687	793,223	(261)	(261)
Total	3,215,270	3,309,550	2,434,017	406,935	1,902,399	241,322	239,134

Notes to the Consolidated Interim Financial Statement June 30, 2020

8.3	Background on non-controlling interests

	% of interests in the ownership	Profit (loss) attributable to non-controlling interests for the period ended		Equity, non-controlling interests for the period ended		Dividends paid to non-controlling interests for the period ended
Subsidiary	held by non- controlling interests	As of June 30, 2020	As of June 30, 2019	As of June 30, 2020	As of June 30, 2019	As of June 30, 2020	As of June 30, 2019
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Potasio S.A.	0.00001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49.00000%	357	366	8,598	8,585	277	441
Soquimich Comercial S.A.	39.36168%	510	180	36,405	37,890	2,478	4,116
Comercial Agrorama Ltda.	30.00000%	1	(70)	(632)	(557)	-	-
Agrorama S.A.	0.00100%	-	-	-	-	-	-
Orcoma Estudios SPA	0.00000%	-	-	-	2,277	-	-
SQM Indonesia S.A.	20.00000%	-	-	1	1	-	-
Total		868	476	44,372	48,196	2,755	4,557

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 9       Equity-accounted investees

9.1	Investments in associates recognized according to the equity method of accounting

As of June 30, 2020, and December 31, 2019, in accordance with criteria established in Note 2:

	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method for the period ended		Share in other comprehensive income of associates accounted for using the equity method for the period ended		Share in total other comprehensive income of associates accounted for using the equity method for the period ended
Associates	As of June 30, 2020	As of December 31, 2019	As of June 30, 2020	As of June 30, 2019	As of June 30, 2020	As of June 30, 2019	As of June 30, 2020	As of June 30, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	11,504	11,609	(156)	389	-	-	(156)	389
Doktor Tarsa Tarim Sanayi AS (*)	-	26,001	4,031	2,397	(254)	651	3,777	3,048
Ajay North America	13,774	14,669	1,430	1,733	-	-	1,430	1,733
Ajay Europe SARL	6,463	7,451	731	709	18	(56)	749	653
SQM Eastmed Turkey (*)	-	623	247	401	(79)	(34)	168	367
Kore Potash PLC	24,073	24,739	218	80	(129)	(54)	89	26
Total	55,814	85,092	6,501	5,709	(444)	507	6,057	6,216
Total	55,814	85,092	6,501	5,709	(444)	507	6,057	6,216

(*) As of June 30, 2020, these investments were reclassified as “Non-current assets or groups of assets classified as held for sale.”

Notes to the Consolidated Interim Financial Statement June 30, 2020

					Dividends received for the period ending
Associate	Description of the nature of the relationship	Address	Country of incorporation	Share of ownership in associates	As of June 30, 2020	As of June 30, 2019
					ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	-	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and distribution of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	890	1,398
Ajay Europe SARL	Production and distribution of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	1,197	1,069
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Kore Potash PLC	Prospecting, exploration and mining development.	L 3 88 William ST Perth, was 6000	United Kingdom	19.07%	-	-
Total					2,087	2,467

The companies described in the table below are related parties of the following associates:

(1) Doktor Tarsa Tarim Sanayi AS

(2) Terra Tarsa B.V.

(3) Abu Dhabi Fertilizer Industries WWL

				Share of	Dividends received for the period ending
Associate	Description of the nature of the relationship	Domicile	Country of incorporation	ownership in associates (*)	As of June 30, 2020	As of June 30, 2019
					ThUS$	ThUS$
Terra Tarsa Ukraine LLC (2)	Distribution and trading of specialty plant nutrients.	74800 Ukraine, Kakhovka, 4 Yuzhnaya Str.	Ukraine	100%	-	-
Terra Tarsa BV (1)	Distribution and trading of specialty plant nutrients.	Herikerbergweg 238, Luna Arena, 1101CM Amsterdam PO Box 23393, 1100DW Amsterdam Zuidoost	Holland	50%	-	-
Plantacote NV (1)	Sale of CRF and production and sales of WSNPK	Houtdok-Noordkaai 25a, 2030 Antwerpen, Belgium	Belgium	100%	-	-
Doctochem Tarim Sanayai Ticaret LTD (1)	Production, distribution and trading of specialty plant nutrition.	Eski Büyükdere Cad No: 7 GIZ 2000 Plaza K:17 D:67-68 Maslak Sariyer Ístambul.	Turkey	100%	-	-
Terra Tarsa Don LLC (2)	Distribution and sale of specialty fertilizers	Zorge Street, house 17, 344090, Rostov-on-Don	Russian Federation	100%	-	-
Doktolab Tarim Arastirma San. (1)	Laboratory services.	27. Cd. No:2, 07190 Aosb 2. Kısım/Döşemealtı, Antalya, Turkey	Turkey	100%	-	-
International Technical and Trading Agencies Co WLL (3)	Distribution and trading of specialty plant nutrients, in the Middle East.	P.O Box: 950918 Amman 11195	Jordan	50%	-	-
Total					-	-

(*) This percentage does not consider the shareholdings of the holders of these subsidiaries.

Notes to the Consolidated Interim Financial Statement June 30, 2020

9.2	Assets, liabilities, revenue and expenses of associates

	As of June 30, 2020				for the period ended as of June 30, 2020
	Assets		Liabilities
Associate	Current	Non-current	Current	Non-current	Revenue	Gain (loss) from continuing operations	Other comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	29,312	8,586	6,706	101	6,641	(420)	-	(420)
Doktor Tarsa Tarim Sanayi AS	94,039	14,239	34,131	13,880	56,385	8,063	(508)	7,555
Ajay North America	18,830	15,949	6,670	-	23,920	2,917	-	2,917
Ajay Europe SARL	20,008	1,385	8,466	-	23,507	1,462	37	1,499
SQM Eastmed Turkey	815	1,593	647	177	1,546	495	(158)	337
Kore Potash PLC	7,938	120,763	3,025	-	-	-	(676)	(676)
Total	170,942	162,515	59,645	14,158	111,999	12,517	(1,305)	11,212

	As of December 31, 2019				for the period ended as of December 31, 2019
	Assets		Liabilities
Associate	Current	Non-current	Current	Non-current	Revenue	Gain (loss)	Other comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	28,543	9,971	7,133	-	15,246	1,051	-	1,051
Doktor Tarsa Tarim Sanayi AS	97,797	15,196	22,420	38,522	59,850	4,795	1,303	6,098
Ajay North America	19,748	13,250	3,061	-	20,630	3,537	-	3,537
Ajay Europe SARL	19,589	1,456	6,144	-	16,275	1,418	(112)	1,306
SQM Eastmed Turkey	2,718	1,833	2,600	704	2,440	803	(67)	736
Kore Potash PLC	7,938	119,362	2,214	-	-	-	(308)	(308)
Total	176,333	161,068	43,572	39,226	114,441	11,604	816	12,420

Notes to the Consolidated Interim Financial Statement March 31, 2020

9.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company has no investments that are not accounted for according to the equity method.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with IFRS.

9.4	Disclosures on interest in associates

(a)	Transactions conducted in 2020:

•	Kore Potash PLC made a share payment to its non-executive board members, which resulted in a 0.60% share reduction for the company, finalizing with a share percentage of 19.07% at the close of the second quarter of 2020. This resulted in a transfer in equity of non-controlling interest to other reserves in an amount of ThUS$ 754.

•	During the second quarter of 2020, Soquimich European Holding made a prepayment of ThUS$ 562 in favor of the agreement to purchase the plant that processes the WNSPK product. This is presented in Other Financial Assets, Non-Current.

(b)	Transactions conducted in 2019:

•	During the first quarter of 2019 the company did not perform any operations

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 10      Joint Ventures

10.1	Policy for the accounting of equity accounted investment in joint ventures

The method for recognizing joint ventures is that in which participation is initially recorded at cost, and subsequently adjusted, considering changes after the acquisition in the portion of the entity’s net assets that correspond to the investor. Profit or loss for the period will include the portion of the entity’s entire profit or loss that correspond to the investor. For these joint ventures there is no quoted market price to measure these investments. (See Note 2.6)

At the date of issuance of these financial statements, SQM is not aware of the existence of any significant contingent liabilities associated with the partnerships in joint ventures.

10.2	Disclosures of interest in joint ventures

a)	Operations conducted in 2020

•	In the second quarter of 2020, the Company has taken 100% ownership of SQM Vitas BV through the subsidiary Soquimich European Holdings with a cost of ThUS$ 1,276 and its name has been changed to SQM Holland.

•	In the second quarter of 2020, shares held in Arpa Speciali S.R.L. were sold through SQM Pavoni & C., SpA. At a value of ThUS$ 56, which brought about a loss of ThUS$ 125. An initial installment of ThUS$ 17 was charged, leaving two pending installments of ThUS$ 20 maturing June 30, 2021 and June 30, 2022. The pending installments are classified as other accounts receivable.

b)	Operations conducted in 2019

•	On January 01, 2019, SQM Vitas Perú changed its functional currency from the Peruvian sol to Dollar.

Notes to the Consolidated Interim Financial Statement June 30, 2020

10.3	Investment in joint ventures accounted for under the equity method of accounting

					Dividends received for the period ending
Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership	As of June 30, 2020	As of June 30, 2019
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang Dristrict, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM India	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Qingdao Star Corp Nutrition Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble.	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	2,223	-
Pavoni & C. Spa	Production of specialty fertilizers and others for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania (CT), Sicilia	Italy	50%	-	-
Covalent Lithium Pty Ltd.	Development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine.	L18, 109 St Georges Tce Perth WA 6000 |PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	-	-
Total					2,223	-

The companies described in the following table are related to the following joint ventures:

(1)	SQM Vitas Fzco.

(2)	Pavoni & C Spa

					Dividends received for the period ending
Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership (*)	As of June 30, 2020	As of June 30, 2019
					ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Perú S.A.C. (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
Total					-	-

(*) The percentages presented correspond to the ownership used in the consolidation of the company.

Notes to the Consolidated Interim Financial Statement June 30, 2020

	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method, for the period ended		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, for the period ended		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method for the period ended
Joint Venture	As of June 30, 2020	As of December 31, 2019	As of June 30, 2020	As of June 30, 2019	As of June 30, 2020	As of June 30, 2019	As of June 30, 2020	As of June 30, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	1,992	1,992	(608)	(305)	-	-	(609)	(305)
Coromandel SQM India (*)	-	1,568	-	(4)	-	-	-	(4)
SQM Vitas Fzco.	6,394	9,111	8	1,015	(1,689)	-	(1,681)	1,015
SQM Qingdao Star Corp Nutrition Co. Ltd. (*)	-	3,464	82	206	-	-	83	206
SQM Vitas Holland	-	1,304	-	(9)	-	-	-	(9)
Pavoni & C. Spa	7,066	6,864	194	219	7	(36)	201	183
Covalent Lithium Pty Ltd.	295	40	216	(9)	39	-	255	(9)
Total	15,747	24,343	(108)	1,113	(1,643)	(36)	(1,751)	1,077

The amounts described in the following box represent numbers used in the consolidation of the company:

	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method, for the period ended		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, for the period ended		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method for the period ended
Joint Venture	As of June 30, 2020	As of December 31, 2019	As of June 30, 2020	As of June 30, 2019	As of June 30, 2020	As of June 30, 2019	As of June 30, 2020	As of June 30, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1) (*)	-	5,347	(392)	547	(1,689)	32	(2,081)	579
SQM Vitas Perú S.A.C. (1)	1,848	1,955	134	32	-	-	134	32
Arpa Speciali S.R.L. (2)	-	92	-	-	-	-	-	-
Total	1,848	7,394	(258)	579	(1,689)	32	(1,947)	611

The following companies are subsidiaries of:

(1)	SQM Vitas Fzco.

(2)	Pavoni & C. Spa

(*) As of June 30, 2020, these joint ventures were reclassified as “Non-current assets or groups of assets classified as held for sale.”

Notes to the Consolidated Interim Financial Statement June 30, 2020

10.4	Assets, liabilities, revenue and expenses from joint ventures

	As of June 30, 2020				For the period ended June 30, 2020
	Assets		Liabilities			Gain (loss) from	Other
Joint Venture	Current	Non-current	Current	Non-current	Revenue	continuing operations	comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	28,581	4,278	13,751	-	-	(1,217)	-	(1,217)
Coromandel SQM India	4,505	633	1,704	-	-	-	-	-
SQM Vitas Fzco.	2,517	1	605	-	-	15	-	15
SQM Qingdao Star Corp Nutrition Co. Ltd.	2,839	8	201	-	2,770	166	-	166
SQM Vitas Brasil Agroindustria	40,273	5,435	36,788	-	35,709	(784)	(3,379)	(4,163)
SQM Vitas Perú S.A.C.	26,095	8,038	20,943	5,992	17,244	267	-	267
Pavoni & C. Spa	13,718	6,861	12,171	688	10,048	387	15	402
Covalent Lithium Pty Ltd.	1,532	1,176	1,582	535	-	432	79	511
Total	120,060	26,430	87,745	7,215	65,771	(734)	(3,285)	(4,019)

	As of December 31, 2019				For the period ended June 30, 2019
	Assets		Liabilities			Gain (loss) from	Other
Joint Venture	Current	Non-current	Current	Non-current	Revenue	continuing operations	comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	28,668	5,129	13,472	-	7	(609)	-	(609)
Coromandel SQM India	4,504	633	1,704	-	2,173	(9)	-	(9)
SQM Vitas Fzco.	9,695	1	1,136	-	36	2,030	-	2,030
SQM Qingdao Star Corp Nutrition Co. Ltd.	7,534	26	632	-	6,443	412	-	412
SQM Vitas Holland	2,609	-	2	-	-	(18)	-	(18)
SQM Vitas Brasil Agroindustria	46,118	7,299	40,334	-	38,617	1,093	64	1,157
SQM Vitas Perú S.A.C.	29,452	8,378	24,855	6,044	12,106	64	-	64
Pavoni & C. Spa	9,444	7,074	8,466	735	8,815	437	(72)	365
Covalent Lithium Pty Ltd.	1,616	958	2,111	383	-	(18)	-	(18)
Total	139,640	29,498	92,712	7,162	68,197	3,382	(8)	3,374

Notes to the Consolidated Interim Financial Statement June 30, 2020

10.5	Other Joint Venture disclosures

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
Joint Venture	As of June 30, 2020	As of June 30, 2019	As of June 30, 2020	As of June 30, 2019	As of June 30, 2020	As of June 30, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	27	29	-	-	-	-
Coromandel SQM India	2,240	154	-	-	-	-
SQM Vitas Fzco.	2,956	23,611	-	-	-	-
SQM Qingdao Star Corp Nutrition Co. Ltd.	283	4,066	-	-	-	-
SQM Vitas Holland	-	2,656	-	-	-	-
SQM Vitas Brasil Agroindustria	3,007	4,034	7,443	9,549	-	-
SQM Vitas Perú S.A.C.	451	160	239	3,807	668	1,089
Pavoni & C. Spa	1,135	687	6,385	6,149	-	-
Covalent Lithium Pty Ltd.	652	341	256	704	-	-
Total	10,751	35,738	14,323	20,209	668	1,089

	Depreciation and amortization expense for the period ending		Interest expense for the period ending		Income tax benefit (expense) for the period ending
Joint Venture	As of June 30, 2020	As of June 30, 2019	As of June 30, 2020	As of June 30, 2019	As of June 30, 2020	As of June 30, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	(366)	(371)	-	-	82	87
Coromandel SQM India	-	-	-	-	-	(30)
SQM Vitas Fzco.	-	-	(1)	(3)	-	-
SQM Qingdao Star Corp Nutrition Co. Ltd.	(18)	(34)	-	-	(10)	(138)
SQM Vitas Holland	-	-	-	(1)	-	-
SQM Vitas Brasil Agroindustria	(148)	(111)	(359)	(609)	-	(119)
SQM Vitas Perú S.A.C.	(170)	(173)	(164)	(223)	(107)	(48)
Pavoni & C. Spa	(117)	(64)	(188)	(82)	(267)	-
Covalent Lithium Pty Ltd.	(85)	(42)	(13)	(18)	432	(61)
Total	(904)	(795)	(725)	(936)	130	(309)

Notes to the Consolidated Interim Financial Statement June 30, 2020

10.6	Joint Ventures

In 2017, together with our subsidiary SQM Australia Pty, we entered into an agreement to acquire 50% of the assets of the Mount Holland lithium project in Western Australia. The Mt Holland Lithium Project consist, to design, construct and operate a mine, concentrator and refinery to produce approximately 45,000 metric tons of lithium hydroxide per year. SQM Australia paid US$ 75 million for this purchase.

This business meets the conditions stipulated in IFRS 11 to be considered a "joint operation", since management has agreed that the rights of the related assets and liabilities relate to a joint arrangement, which states that the joint operators share all interests in the related assets and liabilities in specific proportions.

On January 23, 2020, after finalizing the definitive feasibility study, the Company and its project partner Wesfarmers Limited, have decided to postpone the final investment decision to the first quarter of 2021.

In addition, the Company will finance the activities of MT Holland for a year in an amount of US$ 30 million. Wesfarmers must reimburse the Company 50% of this amount if the Company approves the investment decision in January 2021. As of June 30, 2020, the Company has made payments in the amount of US$ 7 million.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 11 Cash and cash equivalents

11.1	Types of cash and cash equivalents

As of June 30, 2020, and December 31, 2019, cash and cash equivalents are detailed as follows:

Cash	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Cash on hand	49	71
Cash in banks	167,383	105,141
Other demand deposits	5,563	6,986
Total Cash	172,995	112,198

Cash equivalents	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	70,468	149,099
Short-term investments, classified as cash equivalents	338,168	327,233
Total cash equivalents	408,636	476,332
Total cash and cash equivalents	581,631	588,530

11.2	Short-term investments, classified as cash equivalents

As of June 30, 2020, and December 31, 2019, the short-term investments classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	171,546	181,155
JP Morgan US dollar Liquidity Fund Institutional	166,622	146,078
Total	338,168	327,233

Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes in the U.S. market.

Notes to the Consolidated Interim Financial Statement June 30, 2020

11.3	Information on cash and cash equivalents by currency

As of June 30, 2020, and December 31, 2019, information on cash and cash equivalents by currency is detailed as follows:

Currency	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Peso (*)	18,948	8,240
Dollar	527,872	558,572
Euro	15,104	3,131
Mexican Peso	1,382	2,103
South African Rand	5,838	3,929
Japanese Yen	1,673	1,559
Peruvian Sol	4	4
Indian rupee	6	6
Chinese Yuan	7,623	2,484
Indonesian rupee	3	3
Argentine Peso	-	3
Pound Sterling	11	3
Australian Dollar	3,129	8,492
South Korean won	36	-
Dirham United Arab Emirates	2	-
Polish Zloty	-	1
Total	581,631	588,530

(*) The Company maintains financial derivative instruments policies which allow management to convert term deposits denominated in pesos and UF to Dollars.

11.4	Amount restricted (unavailable) cash balances

Cash on hand and cash in banks are available resources, and their carrying value is equal to their fair value.

As of June 30, 2020 and December 31, 2019, cash balances are presented with some form of restriction (see note 23.7).

Financial assets pledged as collateral

On November 4, 2004, Isapre Norte Grande has a guarantee equivalent to the total amount owed to its subsidiaries and medical suppliers, which is administered and maintained by Banco de Chile.

As of June 30, 2020, and, December 31, 2019 pledged assets are as follows

Restricted cash balances	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Isapre Norte Grande Ltda.	614	551
Total	614	551

Notes to the Consolidated Interim Financial Statement June 30, 2020

11.5            Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of June 30, 2019
						ThUS$	ThUS$	ThUS$
Banco crédito e inversiones	Fixed term	Peso	0.04%	06-30-2020	07-08-2020	12,420	-	12,420
Banco Itau Chile	Fixed term	Dollar	1.08%	05-11-2020	08-05-2020	15,000	23	15,023
Banco crédito e inversiones	Fixed term	Dollar	0.34%	05-19-2020	07-02-2020	1,000	1	1,001
Banco Santander - Santiago	Fixed term	Dollar	0.20%	05-29-2020	07-07-2020	1,800	-	1,800
Corpbanca	Fixed term	Dollar	1.08%	05-08-2020	07-31-2020	2,000	3	2,003
Banco crédito e inversiones	Fixed term	Dollar	1.12%	05-08-2020	07-31-2020	2,000	3	2,003
Scotiabank Sud Americano	Fixed term	Dollar	0.70%	05-12-2020	07-20-2020	2,000	2	2,002
Banco de Chile	Fixed term	Dollar	0.30%	05-26-2020	07-31-2020	2,000	1	2,001
Scotiabank Sud Americano	Fixed term	Dollar	0.95%	05-08-2020	07-31-2020	3,000	4	3,004
Banco Estado	Fixed term	Dollar	0.40%	05-12-2020	07-20-2020	4,000	2	4,002
Banco de Chile	Fixed term	Dollar	0.20%	05-15-2020	07-09-2020	5,000	1	5,001
Banco Santander - Santiago	Fixed term	Dollar	0.30%	06-12-2020	07-07-2020	1,000	-	1,000
Banco Santander - Santiago	Fixed term	Dollar	0.40%	06-22-2020	07-31-2020	1,000	-	1,000
Banco de Chile	Fixed term	Dollar	0.40%	06-16-2020	08-07-2020	1,500	-	1,500
Scotiabank Sud Americano	Fixed term	Dollar	0.60%	06-26-2020	07-30-2020	2,000	-	2,000
Banco crédito e inversiones	Fixed term	Dollar	0.82%	06-30-2020	07-29-2020	2,000	-	2,000
Banco crédito e inversiones	Fixed term	Dollar	0.43%	06-03-2020	08-14-2020	2,500	1	2,501
Corpbanca	Fixed term	Dollar	0.30%	06-10-2020	07-07-2020	5,000	1	5,001
Banco Santander - Santiago	Fixed term	Dollar	0.40%	06-22-2020	07-31-2020	5,000	1	5,001
BBVA Banco Francés	Fixed term	Dollar	39%	06-03-2020	07-03-2020	39	1	40
Banco Itaú S.A.	On demand	Dollar	2.30%	06-16-2020	07-30-2020	165	-	165
Total						70,424	44	70,468

Notes to the Consolidated Interim Financial Statement June 30, 2020

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of December 31, 2019
						ThUS$	ThUS$	ThUS$
Banco crédito e inversiones	Fixed term	Dollar	3.45%	11-18-2019	02-13-2020	18,000	74	18,074
Banco crédito e inversiones	Fixed term	Dollar	2.85%	12-26-2019	02-20-2020	20,000	8	20,008
Banco de Chile	Fixed term	Dollar	3.45%	11-15-2019	01-23-2020	14,000	62	14,062
Banco de Chile	Fixed term	Dollar	3.50%	11-15-2019	01-09-2020	18,000	80	18,080
Banco de Chile	Fixed term	Dollar	3.45%	11-15-2019	01-16-2020	18,000	79	18,079
Banco Itau Chile	Fixed term	Dollar	2.90%	12-26-2019	02-20-2020	33,000	13	33,013
Scotiabank Sud Americano	Fixed term	Peso	2.16%	12-30-2019	08-08-2020	6,812	-	6,812
Banco crédito e inversiones	Fixed term	Dollar	3.51%	11-21-2019	01-28-2020	1,000	4	1,004
Banco crédito e inversiones	Fixed term	Dollar	3.75%	12-02-2019	02-27-2020	2,000	6	2,006
Banco crédito e inversiones	Fixed term	Dollar	3.60%	11-25-2019	01-28-2020	1,000	4	1,004
Banco Estado	Fixed term	Dollar	2.15%	12-16-2019	01-06-2020	500	-	500
Banco Santander - Santiago	Fixed term	Dollar	2.55%	12-09-2019	02-04-2020	1,700	3	1,703
Corpbanca	Fixed term	Dollar	2.55%	12-16-2019	01-06-2020	2,500	3	2,503
Corpbanca	Fixed term	Dollar	3.64%	11-29-2019	02-13-2020	1,500	5	1,505
Corpbanca	Fixed term	Dollar	2.80%	11-12-2019	01-28-2020	2,000	8	2,008
Banco Santander - Santiago	Fixed term	Dollar	2.33%	10-16-2019	01-12-2020	1,000	5	1,005
Scotiabank Sud Americano	Fixed term	Dollar	2.45%	12-17-2019	01-13-2020	3,600	3	3,603
Scotiabank Sud Americano	Fixed term	Dollar	3.20%	11-13-2019	01-30-2020	500	2	502
Scotiabank Sud Americano	Fixed term	Dollar	3.40%	12-02-2019	02-27-2020	2,000	5	2,005
Scotiabank Sud Americano	Fixed term	Dollar	3.45%	11-18-2019	01-30-2020	1,500	6	1,506
BBVA Banco Francés	Fixed term	Dollar	39%	12-26-2019	01-27-2020	52	1	53
Banco Itaú S.A.	On demand	Dollar	8%	10-17-2019	12-31-2019	64	-	64
Total						148,728	371	149,099

Notes to the Consolidated Interim Financial Statement June 30, 2020

11.6            Net Debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the periods presented. The definition of the net debt is described in Note 21.1.

Net debt	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Cash and cash equivalents	581,631	588,530
Other current financial assets	493,579	505,490
Other non-current financial hedge assets	2,605	3,918
Other current financial liabilities	(215,967)	(291,128)
Lease liabilities, current	(6,632)	(7,694)
Other non-current financial hedge liabilities	(1,715,416)	(1,488,723)
Lease liabilities, non-current	(27,261)	(30,203)
Total	(887,461)	(719,810)

Cash and cash equivalents	As of December 31, 2019	Monetary			Non-monetary			As of June 30, 2020
		Amounts from loans	Amounts from interests	Other cash income/ expenses	Hedging and non-hedging instruments	Exchange rate differences	Others
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(1,753,028)	(143,201)	36,466	7,055	-	32,014	(41,946)	(1,862,640)
Current and non-current lease liabilities	(37,897)	3,515	572	-	-	-	(83)	(33,893)
Financial instruments derived from hedging	(23,655)	707	3,348	-	(30,832)	-	(14,972)	(65,404)
Financial instruments derived from non-hedging	(3,169)	-	-	-	(171)	-	-	(3,340)
Current and non-current financial liabilities	(1,817,749)	(138,979)	40,386	7,055	(31,003)	32,014	(57,001)	(1,965,277)
Cash and cash equivalents	588,530	-	-	(6,041)	-	(858)	-	581,631
Deposits that do not qualify as cash and cash equivalents	485,689	-	(12,043)	51,278	-	(45,772)	10,319	489,471
Derivatives from hedge assets	21,188	-	-	(51,770)	37,035	-	(974)	5,479
Derivatives from other financial non-hedge assets	2,532	-	-	243	(1,540)	-	-	1,235
Total	(719,810)	(138,979)	28,343	765	4,492	(14,616)	(47,656)	(887,461)

The definition of debt is described in Note 14.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 12    Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Raw material	8,450	7,287
Production supplies	31,542	26,064
Products-in-progress	457,958	457,563
Finished product	577,478	492,424
Total	1,075,428	983,338

As of June 30, 2020, and December 31, 2019, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 399,074 and ThUS$ 393,600, respectively (including products in progress).

As of June 30, 2020, and December 31, 2019, inventory allowances recognized, amounted to ThUS$ 87,219 and ThUS$ 88,174, respectively. For finished and in-process products, recognized allowances include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs of off-specification products, etc.), provision for inventory differences and the provision for potential errors in the determination of inventories (e.g., errors in topography, grade, porosity, etc.), (see Note 3.13).

For raw materials, supplies, materials and parts, the lower value provision was associated to the proportion of obsolete, defective or slow-moving materials and potential differences.

The breakdown of inventory allowances is detailed as follows:

Type of inventory	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Raw material and supplies for production	5,089	2,488
Products-in-progress	65,488	71,468
Finished product	16,642	14,218
Total	87,219	88,174

The Company has not pledged inventory as collateral for the periods indicated above.

Notes to the Consolidated Interim Financial Statement June 30, 2020

As of June 30, 2020, and December 31, 2019, movements in provisions are detailed as follows:

Conciliation	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Beginning balance	88,174	105,282
Increase in Lower Value (1)	(3,233)	(6,987)
Additional Provision Differences of Inventory (2)	(527)	(123)
Increase / Decrease eventual differences and others (3)	3,885	(6,262)
Provision Used	(1,080)	(3,736)
Total changes	(955)	(17,108)
Final balance	87,219	88,174

(1)	There are three types of Lower Value Provisions: (a) Economic Realizable Lower Value, (b) Potential Inventory with Uncertain Future Use and (c) Reprocessing Costs of Off-Specification Products.

(2)	Provisions for Inventory Differences generated when physical differences are detected when taking inventory, which exceed the tolerance levels for this process.

(3)	This algorithm corresponds to the provision of diverse percentages based on the complexity in the measurement and rotation of stock, as well as standard differences based on previous results, as is the case with provisions relating to Commercial Offices.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 13    Related party disclosures

13.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash, no guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

13.2	Relationships between the parent and the entity

Pursuant to Article 99 of Law of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group as the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Interim Financial Statement June 30, 2020

13.3	Detailed identification of related parties and subsidiaries

As of June 30, 2020, and December 31, 2019, the detail of entities that are identified as subsidiaries or related parties of the SQM Group is as follows:

Tax ID No	Name	Country of origin	Functional currency	Nature
foreign	Nitratos Naturais Do Chile Ltda.	Brazil	Dollar	Subsidiary
foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	Dollar	Subsidiary
foreign	SQM North America Corp.	United States	Dollar	Subsidiary
foreign	SQM Europe N.V.	Belgium	Dollar	Subsidiary
foreign	Soquimich S.R.L. Argentina	Argentina	Dollar	Subsidiary
foreign	Soquimich European Holding B.V.	Netherlands	Dollar	Subsidiary
foreign	SQM Corporation N.V.	Netherlands	Dollar	Subsidiary
foreign	SQI Corporation N.V.	Netherlands	Dollar	Subsidiary
foreign	SQM Comercial De México S.A. de C.V.	Mexico	Dollar	Subsidiary
foreign	North American Trading Company	United States	Dollar	Subsidiary
foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	Dollar	Subsidiary
foreign	SQM Perú S.A.	Peru	Dollar	Subsidiary
foreign	SQM Ecuador S.A.	Ecuador	Dollar	Subsidiary
foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	Dollar	Subsidiary
foreign	SQMC Holding Corporation L.L.P.	United States	Dollar	Subsidiary
foreign	SQM Investment Corporation N.V.	Netherlands	Dollar	Subsidiary
foreign	SQM Brasil Limitada	Brazil	Dollar	Subsidiary
foreign	SQM France S.A.	France	Dollar	Subsidiary
foreign	SQM Japan Co. Ltd.	Japan	Dollar	Subsidiary
foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
foreign	SQM Oceania Pty Limited	Australia	Dollar	Subsidiary
foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
foreign	SQM Indonesia S.A.	Indonesia	Dollar	Subsidiary
foreign	SQM Virginia L.L.C.	United States	Dollar	Subsidiary
foreign	SQM Italia SRL	Italy	Dollar	Subsidiary
foreign	Comercial Caimán Internacional S.A.	Panama	Dollar	Subsidiary
foreign	SQM África Pty. Ltd.	South Africa	Dollar	Subsidiary
foreign	SQM Colombia SAS	Colombia	Dollar	Subsidiary
foreign	SQM Internacional N.V.	Belgium	Dollar	Subsidiary
foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	Dollar	Subsidiary
foreign	SQM Lithium Specialties LLC	United States	Dollar	Subsidiary
foreign	SQM Iberian S.A.	Spain	Dollar	Subsidiary
foreign	SQM Beijing Commercial Co. Ltd.	China	Dollar	Subsidiary
foreign	SQM Thailand Limited	Thailand	Dollar	Subsidiary
foreign	SQM Australia PTY	Australia	Dollar	Subsidiary
foreign	SQM Holland B.V.	Netherlands	Dollar	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	Dollar	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	Dollar	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	Dollar	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	Dollar	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	Dollar	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Peso	Subsidiary
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	Dollar	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	Dollar	Subsidiary

Notes to the Consolidated Interim Financial Statement June 30, 2020

Tax ID No	Name	Country of origin	Functional currency	Nature
79.768.170-9	Soquimich Comercial S.A.	Chile	Dollar	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	Dollar	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	Dollar	Subsidiary
76.360.575-2	Orcoma SPA	Chile	Dollar	Subsidiary
76.686.311-9	SQM MaG SpA	Chile	Dollar	Subsidiary
77.114.779-8	Sociedad Contractual Minera Búfalo	Chile	Dollar	Subsidiary
foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Dollar	Associate
foreign	Ajay North America	United States	Dollar	Associate
foreign	Ajay Europe SARL	France	Euro	Associate
foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
foreign	Kore Potash PLC	United Kingdom	Dollar	Associate
foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	Dollar	Joint venture
foreign	Coromandel SQM India	India	Indian rupee	Joint venture
foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	China	Dollar	Joint venture
foreign	Covalent Lithium Pty Ltd.	Australia	Dollar	Joint venture
foreign	Pavoni & C, SPA	Italy	Euro	Joint venture
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	Dolar	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Ch$	Other related parties
79.049.778-9	Callegari Agrícola S.A.	Chile	Ch$	Other related parties
foreign	SQM Vitas Brasil Agroindustria (1)	Brazil	real brazilian	Other related parties
foreign	SQM Vitas Perú S.A.C. (1)	Peru	Dollar	Other related parties
foreign	Terra Tarsa B.V. (2)	Holland	Euro	Other related parties
foreign	Plantacote N.V. (2)	Belgium	Euro	Other related parties
foreign	Doktolab Tarim Arastima San. Tic As (2)	Turkey	Turkish Lira	Other related parties
foreign	Doctochem Tarim Sanayai Ticaret LTD (2)	Turkey	Turkish Lira	Other related parties
foreign	Terra Tarsa Ukraine LLC (2)	Ukraine	Ukrainian Grivna	Other related parties
foreign	Terra Tarsa Don LLC (2)	Russian Federation	Russian ruble	Other related parties
foreign	Abu Dhabi Fertilizer Industries WWL (3)	Oman	United Arab Emirates dirham	Other related parties
foreign	International Technical and Trading Agencies CO WLL (3)	Jordan	United Arab Emirates dirham	Other related parties

(1)	These Companies are subsidiaries of the joint venture SQM Vitas Fzco.

(2)	These Companies are subsidiaries of the associate Doktor Tarsa Tarim Sanayi AS.

(3)	These Companies are subsidiaries of the joint venture Abu Dhabi Fertilizer Industries WWL and therefore it absorbs these and takes responsibility of all of their assets and liabilities.

Notes to the Consolidated Interim Financial Statement June 30, 2020

The following other related parties correspond to mining contractual corporations.

Tax ID No.	Name	Country of origin	Functional currency	Relationship
N/A	Ara Dos Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ara Tres Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ara Cuatro Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ara Cinco Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Curicó Dos Primera del Salar de Pampa Alta, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Curicó Tres Primera del Sector de Pampa Alta, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Evelyn Veinticuatro Primera de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Filomena Tres Primera de Oficina Filomena, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Filomena Cuatro Primera de Oficina Filomena, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Primera de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Segunda del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Tercera de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Cuarta de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Quinta de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Primera del Salar de Pampa Blanca de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Segunda del Salar de Pampa Blanca de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Tercera del Salar de Pampa Blanca de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ivon Primera de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ivon Décima Segunda de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ivon Sexta de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Julia Primera de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Lorena Trigésimo Quinta de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Perseverancia Primera de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Tamara 40 Primera del Sector S.E. OF. Concepción, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Tamara Tercera de Oficina Concepción, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Tamara 40 Segunda del Sector S.E. OF Concepción, Sierra Gorda	Chile	Ch$	Other related parties

Notes to the Consolidated Interim Financial Statement June 30, 2020

13.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of June 30, 2020, and December 31, 2019, the detail of significant transactions with related parties is as follows

Tax ID No	Name	Nature	Country of origin	Transaction	As of June 30, 2020	As of June 30, 2019
					ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	Sale of products	3,944	7,343
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	16,457	11,626
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	1,197	1,069
Foreign	Ajay North America LL.C.	Associate	USA	Sale of products	15,248	9,602
Foreign	Ajay North America LL.C.	Associate	USA	Dividends	890	1,398
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	-	2,934
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Sale of products	14,177	27,343
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Sale of products	5,619	11,015
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	410	2,098
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Dividends	2,223	-
Foreign	Terra Tarsa Ukraine LLC	Other related parties	Ukraine	Sale of products	641	1,265
Foreign	Plantacote NV	Other related parties	Belgium	Sale of products	2,823	2,568
Foreign	Pavoni & CPA	Joint venture	Italy	Sale of products	1,125	2,484
Foreign	Arpa Speciali S.R.L.	Other related parties	Italy	Sale of products	-	1,899
Foreign	SQM Eastmed Turkey	Associate	Turkey	Sale of products	81	-

Notes to the Consolidated Interim Financial Statement June 30, 2020

13.5	Trade receivables due from related parties, current:

					As of June 30, 2020	As of December 31, 2019
Tax ID No	Name	Nature	Country of origin	Currency	ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	Dollar	-	110
Foreign	Ajay Europe S.A. R.L.	Associate	France	Euro	8,558	3,712
Foreign	Ajay North America LLC.	Associate	United States of America	Dollar	4,759	2,290
Foreign	Abu Dhabi Ferilizer Industries WWL	Associate	United Arab Emirates	United Arab Emirates Dirham	595	803
96.511.530-7	Soc. de Inversiones Pampa Calichera	Other related parties	Chile	Dollar	5	6
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Dollar	23,935	27,275
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Dollar	17,938	23,475
Foreign	Coromandel SQM India	Joint venture	India	Indian Rupee	392	1,792
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	United Arab Emirates Dirham	253	234
Foreign	Terra Tarsa Ukraine LLC	Other related parties	Ukraine	Ukrainian hryvnia	325	7
Foreign	Terra Tarsa Don LLC	Other related parties	Federation of Russia	Russian Ruble	8	13
Foreign	Plantacote NV	Other related parties	Belgium	Euro	1,145	657
Foreign	SQM Eastmed Turkey	Associate	Turkey	Euro	113	47
Foreign	Pavoni & C SpA	Joint venture	Italy	Euro	2,861	1,028
Foreign	Arpa Speciali S.R.L.	Other related parties	Italy	Euro	-	134
	Allowance				(787)	(356)
Total					60,100	61,227

he receivables for Sichuan SQM Migao Chemical Fertilizers Co Ltda. are presented net of provisions (provisions as of June 30, 2020 ThUS$ 10,965 and December 31, 2019 ThUS$ 10,965).

13.6	Trade payables due to related parties, current:

					As of June 30, 2020	As of December 31, 2019
Tax ID No	Company	Nature	Country of origin	Currency	ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	Dollar	7	-
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Dollar	1,204	243
Foreign	Covalent Lithium Pty Ltd	Joint venture	Australia	Australian dollar	214	232
Total					1,425	475

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 14	Financial instruments

14.1	Types of other financial assets

Description of other financial assets	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Financial assets at amortized cost (1)	489,472	485,689
Derivative financial instruments
- For hedging	2,873	17,270
- Non-hedging (2)	1,234	2,531
Total other current financial assets	493,579	505,490
Financial assets at fair value through other comprehensive income	5,601	4,785
Derivative financial instruments
- For hedging	2,605	3,918
Other Financial assets at amortized cost	639	75
Total other non-current financial assets	8,845	8,778

Institution	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Banco de Crédito e Inversiones	112,310	185,400
Banco Santander (3)	109,601	74,365
Banco Itau Corpbanca	76,032	120,628
Banco Security	-	17,964
Banco de Chile	-	18,026
Banco Estado	-	15,126
Scotiabank Sud Americano	191,529	54,180
Total	489,472	485,689

(1)	Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions:

(2)	Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 14.3).

(3)	As of June 30, 2020, of the total amount, ThUS$ 7,160 corresponds to margin calls and as of December 31, 2019, this value was ThUS$ 1,870.

Notes to the Consolidated Interim Financial Statement June 30, 2020

14.2	Trade and other receivables

	As of June 30, 2020			As of December 31, 2019
Trade and other receivables	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	284,277	-	284,277	367,583	-	367,583
Prepayments, current	34,919	-	34,919	20,309	-	20,309
Other receivables, current	9,997	5,110	15,107	11,250	1,710	12,960
Total trade and other receivables	329,193	5,110	334,303	399,142	1,710	400,852

	As of June 30, 2020			As of December 31, 2019
Trade and other receivables	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	297,824	(13,547)	284,277	383,775	(16,192)	367,583
Trade receivables, current	297,824	(13,547)	284,277	383,775	(16,192)	367,583
Prepayments, current	35,703	(784)	34,919	21,092	(783)	20,309
Other receivables, current	14,026	(4,029)	9,997	15,659	(4,409)	11,250
Current trade and other receivables	49,729	(4,813)	44,916	36,751	(5,192)	31,559
Other receivables, non-current	5,110	-	5,110	1,710	-	1,710
Non-current receivables	5,110	-	5,110	1,710	-	1,710
Total trade and other receivables	352,663	(18,360)	334,303	422,236	(21,384)	400,852

Notes to the Consolidated Interim Financial Statement June 30, 2020

(a)	Portfolio analysis

As of June 30, 2020, and December 31, 2019 the detail of the renegotiated portfolio is as follows:

As of June 30, 2020
Portfolio analysis
Past due segments	Number of customers with non-renegotiated portfolio	Gross non-renegotiated portfolio	Number of customers with renegotiated portfolio	Gross renegotiated portfolio
		ThUS$		ThUS$
Current	1,205	268,586	38	372
1 - 30 days	139	13,710	14	45
31 - 60 days	27	3,886	15	487
61 - 90 days	6	283	7	75
91 - 120 days	6	224	11	143
121 - 150 days	4	177	9	48
151 - 180 days	3	1,484	5	12
181 - 210 days	3	1,136	48	286
211 - 250 days	3	378	2	38
>250 days	146	5,521	132	933
Total	1,542	295,385	281	2,439

As of December 31, 2019
Portfolio analysis
Past due segments	Number of customers non-renegotiated portfolio	Gross non-renegotiated portfolio	Number of customers renegotiated portfolio	Gross renegotiated portfolio
		ThUS$		ThUS$
Current	1,486	351,931	69	892
1 - 30 days	166	20,195	72	526
31 - 60 days	26	1,279	4	10
61 - 90 days	12	519	3	54
91 - 120 days	5	1,026	2	66
121 - 150 days	5	361	7	49
151 - 180 days	7	190	2	33
181 - 210 days	4	51	-	-
211 - 250 days	6	48	8	11
>250 days	144	5,449	137	1,085
Total	1,861	381,049	304	2,726

Notes to the Consolidated Interim Financial Statement June 30, 2020

(b)	Estimate for doubtful accounts

As of June 30, 2020
	Trade accounts receivable days past due
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	Trade receivables due from related parties
						ThUS$	ThUS$
Expected Loss Rate on	1%	13%	35%	44%	67%	-	-
Total Gross Book Value	268,958	13,755	4,372	358	10,381	297,824	71,853
Deterioration Estimate	3,087	1,825	1,548	158	6,929	13,547	11,753

As of December 31, 2019
	Trade accounts receivable days past due
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	Trade receivables due from related parties
						ThUS$	ThUS$
Expected Loss Rate on	1%	18%	34%	44%	78%	-	-
Total Gross Book Value	352,823	20,721	1,288	573	8,370	383,775	72,550
Deterioration Estimate	5,285	3,664	440	251	6,552	16,192	11,323

As of June 30, 2020, and December 31, 2019, movements in provisions are as follows:

Provisions	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Provision Impairment Accounts receivable at the beginning of the Period	32,707	32,634
Increase / (decrease) impairment of accounts receivable for the period to profit and loss	(1,889)	1,057
Use of Provision Applied to Accounts Receivable	(705)	(984)
Impairment of Accounts Receivable Provision at the Star of the Period	30,113	32,707
(1) Trade and Other Receivables Provision	13,547	16,192
(2) Current other Receivables Provision	4,813	5,192
(3) Provision Trade payables due to related parties, current	11,753	11,323
Recovery of Insurance	96	320

Impairment of Accounts Receivable Provision	30,113	32,707
Renegotiated Provision	1,739	1,905
Non-renegotiated Provision	28,374	30,802

Notes to the Consolidated Interim Financial Statement June 30, 2020

14.3	Hedging assets and liabilities

The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. As of June 30, 2020, the notional amount of cash flows agreed upon in US dollars of the cross-currency swap contracts amounted to ThUS$ 584,560 (As of December 31, 2019 ThUS$ 435,167).

Expressed in ThUS$	Assets / (Liabilities) Derivative Instrument	Total Realized	Hedging Reserve in Gross Equity
Hedging with debt as underlying as of June 30, 2020
Hedging Assets	2,605	(2,284)	4,889
Hedging Liabilities	(59,903)	(53,019)	(6,884)
Underlying Debt Coverage	(57,298)	(55,303)	(1,995)
Underlying Investment Coverage as of June 30, 2020
Hedging Assets	2,873	3,115	(242)
Hedging Liabilities	(3,228)	(1,730)	(1,498)
Coverage with Underlying Investments	(355)	1,385	(1,740)

Expressed in ThUS$	Assets / (Liabilities) Derivative Instrument	Total Realized	Hedging Reserve in Gross Equity
Hedging with debt as underlying as of December 31, 2019
Hedging Assets	3,918	(4,194)	8,112
Hedging Liabilities	(22,771)	(25,363)	2,592
Underlying Debt Coverage	(18,853)	(29,557)	10,704
Underlying Investment Coverage as of December 31, 2019
Hedging Assets	17,270	17,857	(587)
Hedging Liabilities	(889)	(711)	(178)
Coverage with Underlying Investments	16,381	17,146	(765)

Effect of Coverage in Profit and Equity for the period as of June 30, 2020	Variation Total	Result	Coverage Reserve Due to Variation Gross Coverage
Analysis Effect by Type of Coverage
Underlying Debt Coverage	(38,445)	(25,746)	(12,699)
Coverage with Underlying Investments	(16,736)	(15,761)	(975)
Total hedging effect on profit or loss and equity in the period	(55,181)	(41,507)	(13,674)
Analysis Effect by type of asset
Hedging in Current and Non-Current Assets	(15,710)	(12,832)	(2,878)
Hedging in Current and Non-Current Liabilities	(39,471)	(28,675)	(10,796)
Total Effect of Coverage in Profit or Loss and Shareholders' Equity for the period	(55,181)	(41,507)	(13,674)

Notes to the Consolidated Interim Financial Statement June 30, 2020

The balances in the “total realized” column consider the intermediate effects of the contracts in force from January 1 to June 30, 2020 and from January 1 to December 31, 2019.

Derivative contract maturities are detailed as follows:

Series	Contract amount	Currency	Maturity date
	ThUS$
H	141,104	UF	01/04/2023
O	58,748	UF	02/01/2022
P	134,228	UF	01/15/2028
Q	106,933	UF	06/01/2030

Effectiveness

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in UF. Likewise, hedging contracts are denominated in the same currencies and have the same maturity dates of bond principal and interest payments.

Effectiveness tests have verified that hedges are effective as of the reporting date.

14.4	Financial liabilities

Other current and non-current financial liabilities

As of June 30, 2020, and December 31, 2019, the detail is as follows:

Other current and non-current financial	As of June 30, 2020			As of December 31, 2019
liabilities	Currents	Non-Current	Total	Currents	Non-Current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
Bank borrowings	103	69,257	69,360	199	69,138	69,337
Obligations with the public	198,501	1,594,780	1,793,281	280,578	1,403,108	1,683,686
Derivative financial instruments
For hedging	14,024	51,379	65,403	7,183	16,477	23,660
Non-Hedging	3,339	-	3,339	3,168	-	3,168
Total	215,967	1,715,416	1,931,383	291,128	1,488,723	1,779,851

Current and non-current bank borrowings

As of June 30, 2020, and December 31, 2019, the detail is as follows:

Current and non-current bank borrowings	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Current loans	103	69,138
Non-current loans	69,257	199
Short-term borrowings and current portion of long-term borrowings	69,360	69,337

Notes to the Consolidated Interim Financial Statement June 30, 2020

a)            Bank borrowings, current:

As of June 30, 2020, and December 31, 2019, the detail of this caption is as follows:

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Repayment	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	USD	Upon maturity	05/29/2023	1.21%	3.01%

Debtor	Creditor	Nominal amounts as of June 30, 2020			Current amounts as of June 30, 2020
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	-	103	103	-	103
Total		-	-	-	-	103	103	-	103

Debtor			Creditor
Tax ID No	Company	Country	Tax ID No	Financial institution	Country	Currency or adjustment index	Repayment	maturity	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	Foreign	Scotiabank Cayman	USA	US$	Upon maturity	05/29/2023	2.11%	3.01%
Foreign	Nitratos Naturais do Chile Lim	Brazil	Foreign	Banco ITAU Brasil	Brazil	BRL	Upon maturity	12/31/2019	13.57%	4.25%

Debtor	Creditor	Nominal amounts as of December 31, 2019			Current amounts as of December 31, 2019
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	-	187	187	-	187
Nitratos Naturais do Chile Lim	Banco ITAU Brasil	-	-	-	12	-	12	-	12
Total		-	-	-	12	187	199	-	199

Notes to the Consolidated Interim Financial Statement June 30, 2020

b)	Unsecured obligations, current:

As of June 30, 2020, and December 31, 2019, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Debtor							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	07-28-2020	US$	Semiannual	Upon maturity	2.15%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	10-03-2020	US$	Semiannual	Upon maturity	1.25%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	11-07-2020	US$	Semiannual	Upon maturity	3.83%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	07-22-2020	US$	Semiannual	Upon maturity	4.30%	4.25%
93.007.000-9	SQM S.A.	Chile	564	H (*)	07-05-2020	UF	Semiannual	Semiannual	0.96%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O (*)	08-01-2020	UF	Semiannual	Upon maturity	2.32%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	07-15-2020	UF	Semiannual	Upon maturity	2.54%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	12-01-2020	UF	Semiannual	Upon maturity	3.01%	3.45%

(*) The maturity of these Bonds is after 1 year, however on June 30, 2020, an early par redemption option was triggered.

			Nominal amounts as of June 30, 2020			Current maturities as of June 30, 2020
			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
Company	Country	Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MUS$250	4,618	-	4,618	4,618	-	4,618	(433)	4,185
SQM S.A.	Chile	MUS$300	-	2,628	2,628	-	2,628	2,628	(614)	2,014
SQM S.A.	Chile	MUS$450	-	2,816	2,816	-	2,816	2,816	(679)	2,137
SQM S.A.	Chile	MUS$400	7,461	-	7,461	7,461	-	7,461	(237)	7,224
SQM S.A.	Chile	H	130,057	-	130,057	130,057	-	130,057	(1,323)	128,734
SQM S.A.	Chile	O	53,231	-	53,231	53,231	-	53,231	(844)	52,387
SQM S.A.	Chile	P	1,549	-	1,549	1,549	-	1,549	(12)	1,537
SQM S.A.	Chile	Q	-	289	289	-	289	289	(6)	283
Total			196,916	5,733	202,649	196,916	5,733	202,649	(4,148)	198,501

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Debtor							Periodicity
Tax I No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	04-21-2020	US$	Semiannual	Upon maturity	0.43%	5.50%
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01-28-2020	US$	Semiannual	Upon maturity	2.35%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04-03-2020	US$	Semiannual	Upon maturity	1.42%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05-07-2020	US$	Semiannual	Upon maturity	4.07%	4.25%
93.007.000-9	SQM S.A.	Chile	564	H	01-05-2020	UF	Semiannual	Semiannual	1.36%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02-01-2020	UF	Semiannual	Upon maturity	2.41%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01-15-2020	UF	Semiannual	Upon maturity	2.71%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06-01-2020	UF	Semiannual	Upon maturity	3.11%	3.45%

			Nominal amounts as of December 31, 2019			Current maturities as of December 31, 2019
			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
Company	Country	Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MUS$250	-	252,674	252,674	-	252,674	252,674	(386)	252,288
SQM S.A.	Chile	MUS$250	4,648	-	4,648	4,648	-	4,648	(433)	4,215
SQM S.A.	Chile	MUS$300	-	2,658	2,658	-	2,658	2,658	(614)	2,044
SQM S.A.	Chile	MUS$450	-	2,869	2,869	-	2,869	2,869	(679)	2,190
SQM S.A.	Chile	H	17,166	-	17,166	17,166	-	17,166	(139)	17,027
SQM S.A.	Chile	O	890	-	890	890	-	890	(67)	823
SQM S.A.	Chile	P	1,686	-	1,686	1,686	-	1,686	(12)	1,674
SQM S.A.	Chile	Q	-	323	323	-	323	323	(6)	317
Total			24,390	258,524	282,914	24,390	258,524	282,914	(2,336)	280,578

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

Notes to the Consolidated Interim Financial Statement June 30, 2020

c)             Classes of interest-bearing loans, non-current

The following table shows the details of bank loans as of June 30, 2020 and December 31, 2019:

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	Foreign	Scotiabank Cayman	USA	USD	Maturity	2.02%	1.65%

Debtor	Creditor	Nominal non-current maturities as of June 30, 2020				Non-current maturities as of June 30, 2020
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	70,000	70,000	-	-	70,000	70,000	(743)	69,257
Total		-	-	70,000	70,000	-	-	70,000	70,000	(743)	69,257

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	Foreign	Scotiabank Cayman	USA	USD	Maturity	2.84%	3.01%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2019				Non-current maturities as of December 31, 2019
Company	Financial institution	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	70,000	70,000	-	-	70,000	70,000	(862)	69,138
Total		-	-	70,000	70,000	-	-	70,000	70,000	(862)	69,138

Notes to the Consolidated Interim Financial Statement June 30, 2020

d)            Non-current unsecured interest-bearing bonds

The following table shows the details of “unsecured debentures that accrue non-current interest” as of June 30, 2020, and December 31, 2019:

Debtor							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01-28-2025	US$	Semiannual	Upon maturity	4.08%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04-03-2023	US$	Semiannual	Upon maturity	3.43%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05-07-2029	US$	Semiannual	Upon maturity	4.18%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01-22-2050	US$	Semiannual	Upon maturity	4.22%	4.25%
93.007.000-9	SQM S.A.	Chile	563	P	01-15-2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06-01-2038	UF	Semiannual	Upon maturity	3.45%	3.45%

	Nominal non-current maturities as of June 30, 2020						Non-current maturities as of June 30, 2020
	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(1,553)	248,447
MUS$300	-	-	300,000	-	-	300,000	-	-	300,000	-	-	300,000	(1,087)	298,913
MUS$450	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(5,359)	444,641
MUS$400	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(6,700)	393,300
P	-	-	-	-	104,830	104,830	-	-	-	-	104,830	104,830	(83)	104,747
Q	-	-	-	-	104,830	104,830	-	-	-	-	104,830	104,830	(98)	104,732
	-	-	300,000	-	1,309,660	1,609,660	-	-	300,000	-	1,309,660	1,609,660	(14,880)	1,594,780

Notes to the Consolidated Interim Financial Statement June 30, 2020

Debtor							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01-28-2025	US$	Semiannual	Upon maturity	4.08%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04-03-2023	US$	Semiannual	Upon maturity	3.43%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05-07-2029	US$	Semiannual	Upon maturity	4.19%	4.25%
93.007.000-9	SQM S.A.	Chile	564	H	01-05-2030	UF	Semiannual	Semiannual	4.78%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02-01-2033	UF	Semiannual	Upon maturity	3.70%	5.50%
93.007.000-9	SQM S.A.	Chile	563	P	01-15-2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06-01-2038	UF	Semiannual	Upon maturity	3.45%	3.45%

	Nominal non-current maturities as of December 31, 2019						Non-current maturities as of December 31, 2019
	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(1,514)	248,486
MUS$300	-	-	300,000	-	-	300,000	-	-	300,000	-	-	300,000	(1,393)	298,607
MUS$450	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(5,923)	444,077
H	13,749	13,749	13,749	13,749	75,621	130,617	13,749	13,749	13,749	13,749	75,621	130,617	(1,253)	129,364
O	-	-	-	-	56,715	56,715	-	-	-	-	56,715	56,715	(811)	55,904
P	-	-	-	-	113,430	113,430	-	-	-	-	113,430	113,430	(89)	113,341
Q	-	-	-	-	113,430	113,430	-	-	-	-	113,430	113,430	(101)	113,329
Total	13,749	13,749	313,749	13,749	1,059,196	1,414,192	13,749	13,749	313,749	13,749	1,059,196	1,414,192	(11,084)	1,403,108

Notes to the Consolidated Interim Financial Statement June 30, 2020

e)	Additional information

Bonds

As of June 30, 2020, and, December 31, 2019, the details of each issuance are as follows:

(i)	Series “H” bonds

On January 13, 2009, the Company placed the Series H bond for UF 4,000,000 (ThUS$ 139,216) at an annual interest rate of 4.9%, with a term of 21 years and amortizations of principal beginning in 2019.

On July 5, 2019, amortization of principal amounted to UF 181,818.18. (ThUS$ 7,494) with an associated cross currency swap hedge income of ThUS$ 439.

The H Bond is subject to the early redemption option pursuant to the leverage ratio. See Note 21.1

On January 5, 2020, amortization of principal amounted to UF 181,818.18. (ThUS$ 6,787) with an associated cross currency swap hedge income of ThUS$ 707.

As of June 30, 2020, and December 31, 2019, the Company has made the following payments with a charge to the Series H bonds and their associated CCS hedging:

Payments made	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Payments of interest, Series H bonds	3,450	7,868
CCS Coverage	1,275	1,952

(ii)	Single series bonds, second issue MUS$ 250

On April 21, 2010, the Company informed the CMF of its placement in international markets of an unsecured bond of ThUS$ 250,000, pursuant to Rule 144 -A and Regulation S of the Securities and Exchange Commission with a maturity of 10 years beginning on the aforementioned date with an annual interest rate of 5.5%.

The Company paid the principal on April 21, 2020.

As of June 30, 2020, and December 31, 2019, the detail of payments charged to the line of single series bonds, second issue is as follows

Payments made	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Interest payment	6,875	13,750

Notes to the Consolidated Interim Financial Statement June 30, 2020

(iii)	Series “O” bonds

On April 4, 2012, the Company issued “Series O” for UF 1,500,000 (ThUS$ 69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%.

The O Bond is subject to the early redemption option pursuant to the leverage ratio. See Note 21.1

As of June 30, 2020, and December 31, 2019, the Company has made the following payments with a charge to Series O bonds and their associated CCS hedging:

Payments made	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Payment of interest, Series O bonds	1,001	2,308
CCS Coverage	340	354

(iv)	Single series bonds, third issue MUS$ 300

On April 3, 2013, the Company issued a non-secured bond in the United States with a value of US$ 300 million. pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission. The bond is for a 10-year term with an annual coupon rate of 3.625%.

As of June 30, 2020, and December 31, 2019, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Payment of interest	5,438	10,875

Notes to the Consolidated Interim Financial Statement June 30, 2020

(v)	Single series bonds, fourth issuance MUS $250

On October 23, 2014, the Company informed the CMF the issuance and placement of unsecured bonds amounting ThUS$ 250,000 in international markets, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission. These bonds mature in 2025 and have annual interest rate of 4.375%.

For the periods ended on June 30, 2020, and December 31, 2019, the following payments have been made.

Payments made	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Payment of interest	5,469	10,938

(vi)	Series “P” bonds

The Company informed the CMF that on March 31, 2018, it was authorized the placement on the stock market of the Series “P” bond with a value of UF 3,000,000, with a charge to the 10 year Bonds Line registered in the CMF Securities Registry under number 563.

The bonds Series P (i) mature on January 15, 2028; (ii) will accrue on the unpaid principal, expressed in UF, at an annual interest rate of 3.25% from January 15, 2018; and (iii) can be early redeemed by the Company starting from the date of placement, that was, as of April 5, 2018.

For the periods ended on June 30, 2020 and December 31, 2019, the following payments and their associated CCS have been made:

Payments made	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Payment of interest series P	1,774	3,960
CCS Coverage	1,732	2,995

Notes to the Consolidated Interim Financial Statement June 30, 2020

(vii)	Series Q bonds

On October 31, 2018, the issuance of Series Q bonds (the "Bonds Series Q”) was authorized in the general stock market for the amount of UF 3,000,000, which were registered in the Securities Registry of your Commission on February 14, 2012 under number 700.

The bonds Series Q (i) mature on the first day of June 2038; (ii) will earn an interest rate of 3.45% per annum on the outstanding capital, expressed in Unidades de Fomento, from June 1, 2018 thereon; and (iii) may be early redeemed by the Company starting from the placement date, that was, as of November 8, 2018.

On November 8, 2018, all the Series Q Bonds have been placed and sold to Euroamerica S.A. for a total amount of $ 83,567,623,842, which was paid in full and in cash by Euroamerica S.A. to the Company.

For the years ended June 30, 2020 and December 31, 2019, the following payments have been made:

Payments made	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Payment of interest series Q	1,827	3,791

(viii)	Single series fifth issue bonds ThUS$ 450,000

On May 7, 2019 the CMF was informed that the Company issued and placed unsecured bonds for ThUS$ 450,000 pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission on international markets. These bonds will mature in 2029, carry an interest rate of 4.25% per annum.

For the periods ended on June 30, 2020 and December 31, 2019, the following payments:

Payments made	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Payment of interest	9,563	9,563

(ix)	Single series sixth issue bonds MUS$ 400

On January 22, 2020, the Company has placed unsecured bonds in international markets for US$ 400 million, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission, at an annual interest rate of 4.250% and a maturity in the year 2050. As of June 30, 2020, no interest payments have been made.

Notes to the Consolidated Interim Financial Statement June 30, 2020

14.5	Trade and other payables

a)	Details trade and other payables

	As of June 30, 2020			As of December 31, 2019
Details trade and other payables	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	192,935	-	192,935	205,414	-	205,414
Other accounts payable	515	-	515	376	-	376
Prepayments	-	9,777	9,777	-	-	-
Total	193,450	9,777	203,227	205,790	-	205,790

As of June 30, 2020, and December 31, 2019, the balance of current and past due accounts payable is made up as follows:

Suppliers current on all payments

	Amounts according to payment periods as of June 30, 2020
Type of Supplier	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
	Days	days	Days	days	days	days	ThUS$
Goods	94,796	2,311	1,510	324	15,715	9,777	124,433
Services	42,742	519	95	51	122	-	43,529
Others	20,017	708	-	-	257	-	20,982
Total	157,555	3,538	1,605	375	16,094	9,777	188,944

	Amounts according to payment periods as of December 31, 2019
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	Days	days	Days	days	days	days	ThUS$
Goods	126,577	4,655	128	116	2,019	-	133,495
Services	51,785	168	-	-	87	-	52,040
Others	8,741	146	-	-		-	8,887
Total	187,103	4,969	128	116	2,106	-	194,422

Suppliers past due on payments

	Amounts according to payment periods as of June 30, 2020
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	Days	days	Days	days	days	days	ThUS$
Goods	1,436	181	53	220	714	-	2,604
Services	3,300	506	348	787	284	-	5,225
Others	3,258	415	35	508	1,723	-	5,939
Total	7,994	1,102	436	1,515	2,721	-	13,768

	Amounts according to payment periods as of December 31 2019
Type of Supplier	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
	Days	days	Days	days	days	days	ThUS$
Goods	2,086	264	35	65	1,060	-	3,510
Services	3,073	329	116	387	580	-	4,485
Others	1,918	45	311	215	508	-	2,997
Total	7,077	638	462	667	2,148	-	10,992

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of June 30, 2020, the Company has purchase orders amounting to ThUS$ 68,961 and ThUS$ 101,280 as of December 31, 2019.

Notes to the Consolidated Interim Financial Statement June 30, 2020

14.6	Financial asset and liability categories

a)            Financial Assets

	As of June 30, 2020			As of December 31, 2019
Description of financial assets	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalent	581,631	-	581,631	588,530	-	588,530
Trade receivables due from related parties at amortized cost	60,100	-	60,100	61,227	-	61,227
Financial assets measured at amortized cost	489,472	639	490,111	485,689	75	485,764
Loans and receivables measured at amortized cost	329,193	5,110	334,303	399,142	1,710	400,852
Total financial assets measured at amortized cost	1,460,396	5,749	1,466,145	1,534,588	1,785	1,536,373
Financial instruments for hedging purposes through equity	2,873	-	2,873	17,270	3,918	21,188
Financial instruments held for trading at through profit or loss	1,234	-	1,234	2,531	-	2,531
Financial assets classified as available for sale at fair value through equity	-	5,601	5,601	-	4,785	4,785
Total financial assets at fair value	4,107	5,601	9,708	19,801	8,703	28,504
Total financial assets	1,464,503	11,350	1,475,853	1,554,389	10,488	1,564,877

Notes to the Consolidated Interim Financial Statement June 30, 2020

b)            Financial Liabilities

	As of June 30, 2020			As of December 31, 2019
Description of financial liabilities	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For hedging purposes through equity	14,024	51,379	65,403	7,183	16,477	23,660
Held for trading at fair value through profit or loss	3,339	-	3,339	3,168	-	3,168
Financial liabilities at fair value through profit or loss	17,363	51,379	68,742	10,351	16,477	26,828
Bank loans	103	69,257	69,360	199	69,138	69,337
Obligations to the public	198,501	1,594,780	1,793,281	280,578	1,403,108	1,683,686
Lease Liabilities	6,632	27,261	33,893	7,694	30,203	37,897
Trade and other payables	193,450	9,777	203,227	205,790	-	205,790
Trade payables due to related parties	1,425	-	1,425	475	-	475
Total financial liabilities at amortized cost	400,111	1,701,075	2,101,186	494,736	1,502,449	1,997,185
Total financial liabilities	417,474	1,752,454	2,169,928	505,087	1,518,926	2,024,013

Notes to the Consolidated Interim Financial Statement June 30, 2020

14.7	Fair value measurement of assets and liabilities

The fair value hierarchy is detailed as follows:

(a)	Level 1: using quoted prices (unadjusted) only in active markets.

(b)	Level 2: when in any phase in the valuation process inputs other than quoted prices have been used in Level 1 that are observable directly in markets.

(c)	Level 3: inputs for the asset or liability that are not based on observable market data.

Notes to the Consolidated Interim Financial Statement June 30, 2020

	As of June 30, 2020			Measurement Methodology
Fair value measurement of assets and liabilities	Carrying Amount at Amortized Cost	Fair value (informative)	Book Value Fair value	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	581,631	581,631	-	-	581,631	-
Other current financial assets
- Time deposits	489,472	489,472	-	-	489,472	-
- Derivative financial instruments
- Forwards	-	-	939	-	939	-
- Options	-	-	295	-	295	-
- Investment hedge swaps	-	-	2,873	-	2,873	-
Non-current accounts receivable	5,110	5,110	-	-	-	-
Other non-current financial assets:
- Other	659	659	-	-	659	-
- Actions	-	-	5,581	5,581	-	-
- Hedging assets – Swaps	-	-	2,605	-	2,605	-
Other current financial liabilities						-
- Bank loans	103	103	-	-	103	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,585	-	2,585	-
- Options	-	-	755	-	755	-
- Hedging liabilities - Swaps	-	-	10,796	-	10,796	-
- Inversions -Swaps	-	-	3,228	-	3,228	-
- Unsecured obligations	198,501	198,501	-	-	198,501	-
- Current lease liabilities	6,632	6,632	-	-	6,632	-
Other non-current financial liabilities
- Bank loans	69,257	71,528	-	-	71,528	-
- Unsecured obligations	1,594,780	2,065,956	-	-	2,065,956	-
- Non-current hedging liabilities	-	-	51,379	-	51,379	-
- Non-current lease liabilities	27,261	27,127	-	-	27,127	-

Notes to the Consolidated Interim Financial Statement June 30, 2020

	As of December 31, 2019			Measurement methodology
Fair value measurement of assets and liabilities	Carrying Amount at Amortized Cost	Fair value (informative)	Book Value Fair value	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	588,530	588,530	-	-	588,530	-
Other current financial assets:
- Time deposits	485,689	485,689	-	-	485,689	-
-Derivative financial instruments	-	-	-	-	-	-
- Forwards	-		2,420	-	2,420	-
- Options	-	-	111	-	111	-
- Investment hedge swaps	-	-	17,270	-	17,270	-
Non-current accounts receivable	1,710	1,710	-	-	-	-
Other non-current financial assets
- Other	94	94	-	-	94	-
- Actions	-	-	4,785	4,785	-	-
- Hedging assets – Swaps	-	-	3,918	-	3,918	-
Other current financial liabilities
- Bank loans	199	199	-	-	199	-
-Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,837	-	2,837	-
- Options	-	-	289	-	289	-
- Hedging liabilities – Swaps	-	-	7,183	-	7,183	-
- Unsecured obligations	280,578	280,578	-	-	280,578	-
-Current lease liabilities	7,694	7,694	-	-	7,694	-
Other non-current financial liabilities:
- Bank loans	69,138	71,033	-	-	71,033	-
- Unsecured obligations	1,403,108	1,658,506	-	-	1,658,506	-
- Non-current hedging liabilities	-	-	16,477	-	16,477	-
- Non-current lease liabilities	30,203	33,187	-	-	33,187	-

Notes to the Consolidated Interim Financial Statement June 30, 2020

14.8	Estimated fair value of financial instruments

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

Estimate of fair value for the record

Financial assets and liabilities measured at fair value consist of forwards hedging the mismatch in the balance sheet and cash flows, options hedging the mismatch in the balance sheet and cross currency swaps to hedge bonds issued in local currency (Peso/UF).

The value of the Company’s assets and liabilities recognized by cross currency swaps contracts is calculated as the difference between the present value of discounted cash flows of the asset (Ch/UF) and liability (US$) parts of the derivative. In the case of the interest rate swaps, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Financial options: the value recognized is calculated using the Black-Scholes method.

In the case of cross currency swaps, the entry data used for the valuation models are UF, peso, USD and basis swap rates. In the case of fair value calculations for interest rate swaps, the Forward Rate Agreement rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, for options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts is recognized in the caption finance costs, foreign currency translation gain (loss) or cash flow hedges in the statement of comprehensive income, depending on each particular case.

Estimate of fair value for reporting purposes

•	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

•	The fair value of trade receivables, current is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

•	Payables, current lease liabilities and other current financial liabilities are considered fair value equal to book value due to the short-term maturity of these accounts.

•	The fair value of the debt (long-term secured and unsecured debentures; bonds denominated in local currency (Chilean peso/UF) and foreign currency (US dollar), loans denominated in foreign currency (US dollar) and lease liabilities of the Company are calculated at current value of cash flows subtracted from market rates upon valuation, considering the terms of maturity and exchange rates. The UF and Chilean peso rate curves are used as inputs for the valuation model. This information is obtained through from the renowned financial software company, Bloomberg, and the Chilean Association of Banks and Financial Institutions.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Nota 15    Right-of-use assets and Lease liabilities

15.1	Right-of-use assets

Reconciliation of changes in right-of-use assets as of June 30, 2020, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Office equipment	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Constructions in progress	Machinery, plant and equipment	Buildings, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	-	25,742	-	3,356	-	-	-	-	-	-	-	8,066	37,164
Additions	-	-	-	-	-	-	-	-	-	-	-	5	5
Depreciation expenses	-	(1,775)	-	(438)	-	-	-	-	-	-	-	(1,871)	(4,084)
Other increases / decreases	-	-	-	-	-	-	-	-	-	-	-	(53)	(53)
Total changes	-	(1,775)	-	(438)	-	-	-	-	-	-	-	(1,919))	(4,132)
Closing balance	-	23,967	-	2,918	-	-	-	-	-	-	-	6,147	33,032

Reconciliation of changes in right-of-use assets as of June 30, 2020, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Office equipment	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Constructions in progress	Machinery, plant and equipment	Buildings, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	-	-	-	-	-	-	-	-	-	-	-	-	-
Initial recognition of IFRS 16	-	29,289	-	3,893	-	-	-	-	-	-	-	11,933	45,115
Balance recognized in IFRS 16	-	29,289	-	3,893	-	-	-	-	-	-	-	11,933	45,115
Depreciation expenses	-	(3,547)	-	(537)	-	-	-	-	-	-	-	(3,867)	(7,951)
Total changes	-	(3,547)	-	(537)	-	-	-	-	-	-	-	(3,867)	(7,951)
Closing balance	-	25,742	-	3,356	-	-	-	-	-	-	-	8,066	37,164

The Company’s lease activities included the following aspects:

(a)	The nature of the Company’s lease activities is related to contracts focused primarily on business operations, notably rights-of-use to equipment and real estate,

(b)	The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as: (i) Variable lease payments, (ii) Expansion options and termination options, (iii) Guaranteed residual value and (iv) Leases not yet undertaken but committed by the Company.

(c)	These are not subject to restrictions or agreements imposed by contracts.

There were no sales transactions with leases later in the period.

Notes to the Consolidated Interim Financial Statement June 30, 2020

15.2	Lease liabilities

	As of June 30, 2020		As of December 31, 2019
Lease liabilities	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$
Lease liabilities	6,632	27,261	7,694	30,203
Total	6,632	27,261	7,694	30,203

+

ii)            Current and non-current lease liabilities

(d) As of June 30, 2020 and December 31, 2019, the current lease liabilities is as follow:

Debtor			Creditor			Contract	Type of
Tax ID No.	Company	Country	TAX ID No.	Supplier	Country	indexation unit	amortization	Maturity date	Effective rate
79.626.800-K	SQM Salar S.A.	Chile	83.776.000-3	Empresa Constructora Contex Ltda	Chile	UF	Monthly	03-31-2021	0%
79.626.800-K	SQM Salar S.A.	Chile	76.146.110-9	Transportes, Construcción y Servicios Cribach Ltda	Chile	Peso	Monthly	09-01-2020	8.93%
79.626.800-K	SQM Salar S.A.	Chile	76.065.017-K	SKM Industrial Ltda.	Chile	Peso	Monthly	06-01-2022	8.93%
79.626.800-K	SQM Salar S.A.	Chile	96.862.140-8	Ameco Chile S.A.	Chile	Peso	Monthly	04-24-2021	4.07%
79.947.100-0	SQM Industrial S.A.	Chile	96.856.400-5	El Trovador S.A.	Chile	UF	Monthly	02-08-2030	3.10%
79.947.100-0	SQM Industrial S.A.	Chile	76.976.580-8	Sociedad Comercial Grandleasing Chile Ltda	Chile	UF	Monthly	08-26-2024	2.72%
79.768.170-9	Soquimich Comercial S.A.	Chile	76.729.932-K	SAAM Logistics S.A.	Chile	UF	Monthly	08-01-2020	6.18%
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	07-06-2020	6.18%
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	07-06-2020	6.18%
79.768.170-9	Soquimich Comercial S.A.	Chile	76.722.280-7	Inmobiliaria Chincui SPA	Chile	UF	Monthly	05-01-2028	3.38%
79.768.170-9	Soquimich Comercial S.A.	Chile	96.565.580-8	Compañía de Leasing Tattersall S.A.	Chile	UF	Monthly	05-24-2021	6.18%
Foreign	SQM North America Corp.	USA	Foreign	Paces West LL.	USA	Dollar	Monthly	12-31-2027	3.36%
Foreign	SQM North America Corp.	USA	Foreign	Hawkins Nunmber One, LLC	USA	Dollar	Monthly	08-31-2024	3.33%
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Onni Ensenada S.A. de C.V.	Mexico	Dollar	Monthly	12-03-2026	3.45%
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Madol Inmobiliaria S.A. de C.V.	Mexico	Mexican Peso	Monthly	10-31-2023	7.84%
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Madol Inmobiliaria S.A. de C.V.	Mexico	Mexican Peso	Monthly	10-31-2023	7.84%
Foreign	SQM Europe N.V.	Belgium	Foreign	Straatsburgdok N.V.	Belgium	Euro	Monthly	03-31-2027	1.30%
Foreign	SQM Australia PTY	Australia	Foreign	The trust Company (Australia) Pty Ltd	Australia	Australian dollar	Monthly	01-31-2021	3.60%

Notes to the Consolidated Interim Financial Statement June 30, 2020

Debtor	Creditor	Nominal amounts as of June 30,2020			Amounts at amortized cost as of June 30, 2020
Company	Supplier	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	536	1,071	1,607	536	1,071	1,607
SQM Salar S.A.	Transportes, Construcción y Servicios Cribach Ltda	49	-	49	49	-	49
SQM Salar S.A.	SKM Industrial Ltda.	202	607	809	173	542	715
SQM Salar S.A.	Ameco Chile S.A.	135	270	405	131	266	397
SQM Industrial S.A.	El Trovador S.A.	466	1,399	1,865	348	1,060	1,408
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	180	540	720	162	491	653
Soquimich Comercial S.A.	SAAM Logistics S.A.	35	-	35	35	-	35
Soquimich Comercial S.A.	Muelles de Penco S.A.	15	-	15	15	-	15
Soquimich Comercial S.A.	Muelles de Penco S.A.	16	-	16	16	-	16
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	157	471	628	121	370	491
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	55	128	183	52	125	177
SQM North America Corp.	Paces West LL.	53	160	213	40	123	163
SQM North America Corp.	Hawkins Nunmber One, LLC	31	94	125	27	83	110
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	99	296	395	79	243	322
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	20	59	79	15	48	63
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	7	21	28	5	17	22
SQM Europe N.V.	Straatsburgdok N.V.	91	281	372	82	256	338
SQM Australia PTY	The trust Company (Australia) Pty Ltd	11	40	51	11	40	51
Total		2,158	5,437	7,595	1,897	5,735	6,632

Notes to the Consolidated Interim Financial Statement June 30, 2020

Debtor	Creditor	Nominal amounts as of December 31,2019			Amounts at amortized cost as of December 31, 2019
Company	Supplier	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	554	1,662	2,216	506	1,578	2,084
SQM Salar S.A.	Transportes, Construcción y Servicios Cribach Ltda	74	124	198	71	121	192
SQM Salar S.A.	SKM Industrial Ltda.	202	607	809	166	519	685
SQM Salar S.A.	Ameco Chile S.A.	135	404	539	129	394	523
SQM Industrial S.A.	El Trovador S.A.	466	1,399	1,865	343	1,044	1,387
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	180	540	720	159	485	644
Soquimich Comercial S.A.	SAAM Logistics S.A.	106	142	248	103	140	243
Soquimich Comercial S.A.	Muelles de Penco S.A.	45	60	105	44	59	103
Soquimich Comercial S.A.	Muelles de Penco S.A.	48	64	112	47	64	111
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	157	471	628	119	363	482
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	55	164	219	51	157	208
SQM North America Corp.	Paces West LL.	49	156	205	34	116	150
SQM North America Corp.	Hawkins Nunmber One, LLC	31	93	124	26	81	107
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	99	296	395	78	238	316
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	20	59	79	15	46	61
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	7	21	28	5	16	21
SQM Europe N.V.	Straatsburgdok N.V.	91	273	364	82	247	329
SQM Australia PTY	The trust Company (Australia) Pty Ltd	16	32	48	16	32	48
Total		2,335	6,567	8,902	1,994	5,700	7,694

Notes to the Consolidated Interim Financial Statement June 30, 2020

As of June 30, 2020 and December 31, 2019, the Non-current lease liabilities is as follow:

Debtor	Creditor	Nominal amounts as of June 30,2020				Amounts at amortized cost as of June 30, 2020
Company	Supplier	1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	-	-	-	-	-	-	-	-
SQM Salar S.A.	Transportes, Construcción y Servicios Cribach Ltda	-	-	-	-	-	-	-	-
SQM Salar S.A.	SKM Industrial Ltda.	742	-	-	742	712	-	-	712
SQM Salar S.A.	Ameco Chile S.A.	-	-	-	-	-	-	-	-
SQM Industrial S.A.	El Trovador S.A.	3,730	5,594	6,838	16,162	2,948	4,774	6,461	14,183
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	1,441	781	-	2,222	1,360	768	-	2,128
Soquimich Comercial S.A.	SAAM Logistics S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	1,255	1,883	1,203	4,341	1,030	1,679	1,163	3,872
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	-	-	-	-	-	-	-	-
SQM North America Corp.	Paces West LL.	445	719	385	1,549	364	647	375	1,386
SQM North America Corp.	Hawkins Nunmber One, LLC	260	157	-	417	241	154	-	395
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	789	1,184	164	2,137	677	1,107	163	1,947
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	157	26	-	183	141	26	-	167
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	57	9	-	66	51	9	-	60
SQM Europe N.V.	Straatsburgdok N.V.	816	1,317	338	2,471	763	1,278	336	2,377
SQM Australia PTY	The trust Company (Australia) Pty Ltd	34	-	-	34	34	-	-	34
Total		9,726	11,670	8,928	30,324	8,321	10,442	8,498	27,261

Notes to the Consolidated Interim Financial Statement June 30, 2020

Debtor	Creditor	Nominal amounts as of December 31,2019				Amounts at amortized cost as of December 31, 2019
Company	Supplier	1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	554	-	-	554	547	-	-	547
SQM Salar S.A.	Transportes, Construcción y Servicios Cribach Ltda	-	-	-	-	-	-	-	-
SQM Salar S.A.	SKM Industrial Ltda.	1,147	-	-	1,147	1,077	-	-	1,077
SQM Salar S.A.	Ameco Chile S.A.	135	-	-	135	134	-	-	134
SQM Industrial S.A.	El Trovador S.A.	3,730	5,594	7,373	16,697	2,903	4,701	7,287	14,891
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	1,441	1,141	-	2,582	1,342	1,115	-	2,457
Soquimich Comercial S.A.	SAAM Logistics S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	1,255	1,883	1,464	4,602	1,013	1,651	1,455	4,119
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	73	-	-	73	72	-	-	72
SQM North America Corp.	Paces West LL.	439	709	508	1,656	351	627	492	1,470
SQM North America Corp.	Hawkins Nunmber One, LLC	257	224	-	481	234	217	-	451
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	789	1,184	362	2,335	665	1,088	356	2,109
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	157	65	-	222	135	63	-	198
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	57	24	-	81	49	23	-	72
SQM Europe N.V.	Straatsburgdok N.V.	801	1,295	564	2,660	744	1,248	559	2,551
SQM Australia PTY	The trust Company (Australia) Pty Ltd	55	-	-	55	55	-	-	55
Total		10,890	12,119	10,271	33,280	9,321	10,733	10,149	30,203

Notes to the Consolidated Interim Financial Statement June 30, 2020

Other lease disclosures

Total lease expenses related to lease payments under one year, leases of low-value assets and variable payments were ThUS$ 29,661 and ThUS$ 20,716 for the periods ended June 30, 2020 and 2019. See Note 27.8.

Income from subleases on right-of-use assets were ThUS$ 106 and ThUS$ 141 as of June 30, 2020 and 2019, respectively.

Payments for contractual operating leases are disclosed in Note 5.2 Liquidity Risk.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 16	Intangible assets and goodwill

16.1	Balances

Balances	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Intangible assets other than goodwill	187,025	188,358
Goodwill	34,596	34,726
Total	221,621	223,084

16.2	Disclosures on intangible assets and goodwill

Balances and movements in the main classes of intangible assets as of June 30, 2020 and December 31, 2019 are detailed as follows:

			As of June 30, 2020
Intangible assets and goodwill	Useful life	Gross Value	Accumulated amortization	Accumulated impairment	Net Value
		ThUS$	ThUS$	ThUS$	ThUS$
IT programs	Finite	34,692	(29,376)	-	5,316
Intellectual property rights, patents and other industrial property rights, service.	Finite	1,267	(1,149)	(7)	111
Mining claims, water rights and rights of way.	Indefinite	182,324	-	(2,644)	179,680
Mining claims	Finite	1,500	(265)	-	1,235
Customer-related intangible assets	Finite	1,778	(655)	(523)	600
Other intangible assets	Finite	979	(896)	-	83
Intangible assets other than goodwill		222,540	(32,341)	(3,174)	187,025
Goodwill	Indefinite	38,130	-	(3,534)	34,596
Total Intangible Assets		260,670	(32,341)	(6,708)	221,621

		As of December 31, 2019
Intangible assets and goodwill	Useful life	Gross Value	Accumulated amortization	Accumulated impairment	Net value
		ThUS$	ThUS$	ThUS$	ThUS$
IT programs	Finite	34,471	(28,460)	-	6,011
Intellectual property rights, patents and other industrial property rights, service.	Finite	1,259	(1,131)	(7)	121
Mining property, water rights and rights of way	Indefinite	182,260	-	(2,642)	179,618
Mining property	Finite	1,500	(206)	-	1,294
Customer-related intangible assets	Finite	1,778	(505)	-	1,273
Other intangible assets.	Finite	929	(888)	-	41
Intangible assets other than goodwill		222,197	(31,190)	(2,649)	188,358
Goodwill	Indefinite	38,120	-	(3,394)	34,726
Total Intangible Assets		260,317	(31,190)	(6,043)	223,084

Notes to the Consolidated Interim Financial Statement June 30, 2020

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the length of, or number of production or similar units constituting that useful life.

The estimated useful life for software which they are amortized corresponds to the periods defined by the contracts or rights from which they originate.

Intellectual property rights, patents and other industrial property, service and exploitation rights, mainly relate to water rights and have a finite useful life to the extent to which they are subject to a fixed-term contract or otherwise they are considered to be indefinite.

The company owns mining claims granted by Corfo, which correspond to assets subject to restitution. For this reason they are considered assets with a finite useful life and their useful life is assigned until the year 2030 when the contract ends.

b)	Method used to assess identifiable intangible assets with indefinite useful life

The recoverable value of the cash-generating unit has been determined based on a calculation of value-in-use using cash flow projections for a period of 5 years, plus perpetuity annually on December 31.

The current value of future cash flows generated by these assets has been estimated given the variation in sales volumes, market prices and costs, discounted at a weighted average cost of capital (WACC) rate of 9.16% as of June 30, 2020.

This group of intangible assets includes water rights acquired in Chile, and mining concessions held by the company in Chile and Australia, and these rights are recorded at acquisition cost.

Notes to the Consolidated Interim Financial Statement June 30, 2020

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful life or amortization rate	Minimum Life or Rate	Maximum Life or Rate
Mining property, water rights and rights of way	Indefinite	Indefinite
Mining claims	1 year	11 years
Intellectual property rights, patents and other industrial property rights, service	1 year	16 years
Commercial trademarks	1 year	5 years
IT programs	2 years	6 years

The following table shows the movements in goodwill as of June 30, 2020:

Company	Gross Value Balances as of January 1, 2020	Additional recognition	Accumulated impairment losses	Net Value As of June 30, 2020
	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	-	-	-	-
SQM S.A.	22,255	-	-	22,255
SQM Iberian S.A.	148	-	-	148
SQM Investment Corporation	86	-	-	86
Soquimich Comercial S.A.	140	-	(140)	-
Soquimich European Holding	11,373	10	-	11,383
SQM Potasio S.A.	724	-	-	724
Total	34,726	10	(140)	34,596

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

Impairment of goodwill and intangible value

As of June 30, 2020, and December 31, 2019, impairment of intangible assets was recognized at ThUS$ 523 and ThUS$ 913, respectively and impairment of goodwill at ThUS$ 140 and ThUS$ 140, respectively.

Notes to the Consolidated Interim Financial Statement June 30, 2020

e)	Movements in identifiable intangible assets as of June 30, 2020:

Gross Value Movements in identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining claims Finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	34,471	1,259	182,260	1,500	1,778	929	38,120	260,317
Additions	173	8	66	-	-	39	-	286
Other increases / decreases for foreign currency exchange rates	(8)	-	(2)	-	-	-	-	(10)
Decreases through sale	-	-	-	-	-	-	-	-
Other increases (decreases)	56	-	-	-	-	11	10	77
Total increases (decreases)	221	8	64	-	-	50	10	353
Closing balance	34,692	1,267	182,324	1,500	1,778	979	38,130	260,670

Accumulated amortization and impairment Movements in identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining claims Finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(28,460)	(1,138)	(2,642)	(206)	(505)	(888)	(3,394)	(37,233)
Other increases / decreases for foreign currency exchange rates	-	-	-	-	-	-	-	-
Other increases (decreases)	-	-	-	-	-	-	-	-
Impairment losses recognized in profit or loss for the year	-	-	-	-	(523)		(140)	(663)
Amortization	(916)	(18)	(2)	(59)	(150)	(8)	-	(1,153)
Total increases (decreases)	(916)	(18)	(2)	(59)	(673)	(8)	(140)	(1,816)
Closing balance	(29,376)	(1,156)	(2,644)	(265)	(1,178)	(896)	(3,534)	(39,049)

Notes to the Consolidated Interim Financial Statement June 30, 2020

Net value Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining claims Finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	6,011	121	179,618	1,294	1,273	41	34,726	223,084
Additions	173	8	66		-	39	-	286
Amortization	(916)	(18)	(2)	(59)	(150)	(8)	-	(1,153)
Impairment losses recognized in profit or loss for the year	-	-	-	-	(523)	-	(140)	(663)
Other increases / decreases for foreign currency exchange rates	(8)	-	(2)	-	-	-	-	(10)
Decreases through sale	-	-	-	-	-	-	-	-
Other increases (decreases)	56	-	-		-	11	10	77
Total increases (decreases)	(695)	(10)	62	(59)	(673)	42	(130)	(1,463)
Closing balance	5,316	111	179,680	1,235	600	83	34,596	221,621

Movements in identifiable intangible assets as of December 31, 2019:

Gross Value Movements in identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining property, water rights, and rights of way, Indefinite	Mining property finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	29,137	1,254	183,349	1,500	1,778	911	38,120	256,049
Additions	2,606	5	227	-	-	18	-	2,856
Other increases / decreases of foreign currency	(7)	-	(2)	-	-	-	-	(9)
Decreases through sale	-	-	(1,314)	-	-	-	-	(1,314)
Other increases (decreases)	2,735	-	-	-	-	-	-	2,735
Total increases (decreases)	5,334	5	(1,089)	-	-	18	-	4,268
Closing balance	34,471	1,259	182,260	1,500	1,778	929	38,120	260,317

Notes to the Consolidated Interim Financial Statement June 30, 2020

Accumulated amortization and impairment Movements in identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining property, water rights, and rights of way, Indefinite	Mining property finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(24,569)	(1,103)	(1,729)	(88)	(205)	(885)	(3,254)	(31,833)
Other increases / decreases of foreign currency	3	-	-	-	-	-	-	3
Other increases (decreases)	(256)	-	-	-	-	-	-	(256)
Impairment losses recognized in profit or loss for the year	-	-	(913)	-	-	-	(140)	(1,053)
Amortization	(3,638)	(35)	-	(118)	(300)	(3)	-	(4,094)
Total increases (decreases)	(3,891)	(35)	(913)	(118)	(300)	(3)	(140)	(5,400)
Closing balance	(28,460)	(1,138)	(2,642)	(206)	(505)	(888)	(3,394)	(37,233)

Net value Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining property, water rights, and rights of way, Indefinite	Mining property finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	4,568	151	181,620	1,412	1,573	26	34,866	224,216
Additions	2,606	5	227	-	-	18	-	2,856
Amortization	(3,638)	(35)	-	(118)	(300)	(3)	-	(4,094)
Impairment losses recognized in profit or loss for the year	-	-	(913)	-	-	-	(140)	(1,053)
Other increases / decreases of foreign currency	(4)	-	(2)	-	-	-	-	(6)
Decreases through sale	-	-	(1,314)	-	-	-	-	(1,314)
Other increases (decreases)	2,479	-	-	-	-	-	-	2,479
Total increases (decreases)	1,443	(30)	(2,002)	(118)	(300)	15	(140)	(1,132)
Closing balance	6,011	121	179,618	1,294	1,273	41	34,726	223,084

Notes to the Consolidated Interim Financial Statement June 30, 2020

f)	Movements in identifiable goodwill as of June 30, 2020:

Gross Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2020	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill write-off without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	-	-	-	-	-	-	-	3,214
SQM S.A.	22,255	-	-	-	-	-	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	-	-	-	-	-	148
SQM Investment Corporation	86	-	-	-	-	-	-	-	-	86
Soquimich Comercial S.A.	320	-	-	-	-	-	-	-	-	320
Soquimich European Holding B.V.	11,373	10	-	-	-	-	-	-	10	11,383
SQM Potasio S.A.	724	-	-	-	-	-	-	-	-	724
Total increases (decreases)	38,120	10	-	-	-	-	-	-	10	38,130
Closing balance	38,120	10	-	-	-	-	-	-	10	38,130

Accumulated impairment Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2020	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill write-off without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	(3,214)	-	-	-	-	-	-	-	-	(3,214)
SQM S.A.	-	-	-	-	-	-	-	-	-	-
SQM Iberian S.A.	-	-	-	-	-	-	-	-	-	-
SQM Investment Corporation	-	-	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	(180)	-	-	-	-	(140)	-	-	(140)	(320)
Soquimich European Holding B.V.	-	-	-	-	-	-	-	-	-	-
SQM Potasio S.A.	-	-	-	-	-	-	-	-	-	-
Total increases (decreases)	(3,394)	-	-	-	-	(140)	-	-	(140)	(3,534)
Closing balance	(3,394)	-	-	-	-	(140)	-	-	(140)	(3,534)

Notes to the Consolidated Interim Financial Statement June 30, 2020

Net Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2020	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill write-off without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	-	-	-	-	-	-	-	-	-	-
SQM S.A.	22,255	-	-	-	-	-	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	-	-	-	-	-	148
SQM Investment Corporation	86	-	-	-	-	-	-	-	-	86
Soquimich Comercial S.A.	140	-	-	-	-	(140)	-	-	(140)	-
Soquimich European Holding B.V.	11,373	10	-	-	-	-	-	-	10	11,383
SQM Potasio S.A.	724	-	-	-	-	-	-	-	-	724
Total increases (decreases)	34,726	10	-	-	-	(140)	-	-	(130)	34,596
Closing balance	34,726	10	-	-	-	(140)	-	-	(130)	34,596

g)	Movements in identifiable goodwill as of December 31, 2019

Gross Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2019	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill write-off without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	-	-	-	-	-	-	-	3,214
SQM S.A.	22,255	-	-	-	-	-	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	-	-	-	-	-	148
SQM Investment Corporation	86	-	-	-	-	-	-	-	-	86
Soquimich Comercial S.A.	320	-	-	-	-	-	-	-	-	320
Soquimich European Holding B.V.	11,373	-	-	-	-	-	-	-	-	11,373
SQM Potasio S.A.	724	-	-	-	-	-	-	-	-	724
Total increases (decreases)	38,120	-	-	-	-	-	-	-	-	38,120
Closing balance	38,120	-	-	-	-	-	-	-	-	38,120

Notes to the Consolidated Interim Financial Statement June 30, 2020

Accumulated impairment Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2019	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill write-off without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	(3,214)	-	-	-	-	-	-	-	-	(3,214)
SQM S.A.	-	-	-	-	-	-	-	-	-	-
SQM Iberian S.A.	-	-	-	-	-	-	-	-	-	-
SQM Investment Corporation	-	-	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	(40)	-	-	-	-	(140)	-	-	(140)	(180)
Soquimich European Holding B.V.	-	-	-	-	-	-	-	-	-	-
SQM Potasio S.A.	-	-	-	-	-	-	-	-	-	-
Total increases (decreases)	(3,254)	-	-	-	-	(140)	-	-	(140)	(3,394)
Closing balance	(3,254)	-	-	-	-	(140)	-	-	(140)	(3,394)

Net Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2019	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill write-off without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	-	-	-	-	-	-	-	-	-	-
SQM S.A.	22,255	-	-	-	-	-	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	-	-	-	-	-	148
SQM Investment Corporation	86	-	-	-	-	-	-	-	-	86
Soquimich Comercial S.A.	280	-	-	-	-	(140)	-	-	(140)	140
Soquimich European Holding B.V.	11,373	-	-	-	-	-	-	-	-	11,373
SQM Potasio S.A.	724	-	-	-	-	-	-	-	-	724
Total increases (decreases)	34,866	-	-	-	-	(140)	-	-	(140)	34,726
Closing balance	34,866	-	-	-	-	(140)	-	-	(140)	34,726

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 17	Property, plant and equipment

As of June 30, 2020, and December 31, 2019, the detail of property, plant and equipment is as follows:

17.1	Types of property, plant and equipment

Description of types of property, plant and equipment	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Property, plant and equipment, net
Land	23,544	23,620
Buildings	223,178	227,227
Other property, plant and equipment	30,437	32,604
Transport equipment	2,395	2,686
Supplies and accessories	4,292	4,579
Office equipment	365	420
Network and communication equipment	763	663
Mining assets	19,006	23,174
IT equipment	4,035	4,359
Energy generating assets	5,306	5,998
Constructions in progress	492,210	375,316
Machinery, plant and equipment	824,120	869,260
Total	1,629,651	1,569,906
Property, plant and equipment, gross
Land	23,544	23,620
Buildings	675,822	666,027
Other property, plant and equipment	250,461	257,206
Transport equipment	12,176	12,143
Supplies and accessories	25,697	25,531
Office equipment	11,446	11,441
Network and communication equipment	8,243	8,009
Mining assets	161,619	161,619
IT equipment	28,979	28,693
Energy generating assets	38,495	38,495
Constructions in progress	491,403	375,316
Machinery, plant and equipment	3,167,943	3,142,502
Total	4,895,828	4,750,602
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	(452,644)	(438,800)
Accumulated depreciation and impairment of other property, plant and equipment	(220,024)	(224,602)
Accumulated depreciation and impairment of transport equipment	(9,781)	(9,457)
Accumulated depreciation and impairment of supplies and accessories	(21,405)	(20,952)
Accumulated depreciation and impairment of office equipment	(11,081)	(11,021)
Accumulated depreciation and impairment of network and communication equipment	(7,480)	(7,346)
Accumulated depreciation and impairment of mining assets	(142,613)	(138,445)
Accumulated depreciation and impairment of IT equipment	(24,944)	(24,334)
Accumulated depreciation and impairment of energy generating assets	(33,189)	(32,497)
Accumulated depreciation and impairment of machinery, plant and equipment	(2,343,823)	(2,273,242)
Total	(3,266,984)	(3,180,696)

Notes to the Consolidated Interim Financial Statement June 30, 2020

Description of classes of property, plant and equipment	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Property, plant and equipment, net
Pumps	29,133	32,525
Conveyor Belt	20,139	21,911
Crystallizer	22,572	24,102
Plant Equipment	160,268	170,263
Tanks	13,935	14,159
Filter	25,355	27,080
Electrical equipment/facilities	87,420	92,090
Other Property, Plant & Equipment	43,731	53,396
Site Closure	11,601	12,056
Piping	89,768	96,402
Well	228,251	238,670
Pond	46,027	41,319
Spare Parts	45,920	45,287
Total	824,120	869,260

Notes to the Consolidated Interim Financial Statement June 30, 2020

17.2	Conciliation of changes in property, plant and equipment by type:

Conciliation of changes in property, plant and equipment by class as of June 30, 2020 and December 31, 2019:

Conciliation of changes in property, plant and equipment by class as of June 30, 2020, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	23,620	666,027	257,206	12,143	25,531	11,441	8,009	161,619	28,693	38,495	375,316	3,142,502	4,750,602
Additions	-	838	213	-	77	7	183	-	222	-	155,020	372	156,932
Disposals	-	-	(7,958)	-	(1)	-	-	-	-	-	-	(152)	(8,111)
Increase (decrease) in foreign currency translation difference	(40)	(79)	(4)	(2)	(8)	(2)	-	-	(6)	-	-	(85)	(226)
Reclassifications	-	7,397	1,126	35	98	-	51	-	64	-	(32,292)	23,521	-
Other increases (decreases)	-	1,639	(122)	-	-	-	-	-	6	-	(5,834)	1,785	(2,526)
Decreases for classification as held for sale	(36)	-	-	-	-	-	-	-	-	-	-	-	(36)
Total changes	(76)	9,795	(6,745)	33	166	5	234	-	286	-	116,894	25,441	146,033
Closing balance	23,544	675,822	250,461	12,176	25,697	11,446	8,243	161,619	28,979	38,495	492,210	3,167,943	4,896,635

Conciliation of changes in property, plant and equipment by class as of June 30, 2020, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	(438,800)	(224,602)	(9,457)	(20,952)	(11,021)	(7,346)	(138,445)	(24,334)	(32,497)	-	(2,273,242)	(3,180,696)
Changes
Disposals	-	-	7,958	-	1	-	-	-	-	-	-	148	8,107
Depreciation expense	-	(13,878)	(3,482)	(326)	(461)	(61)	(134)	(4,168)	(618)	(692)	-	(70,573)	(94,393)
Impairment	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	-	33	4	2	7	1	-	-	5	-	-	46	98
Reclassifications	-	-	-	-	-	-	-	-	-	-	-	-	-
Other increases (decreases) (1)	-	1	98	-	-	-	-	-	3	-	-	(202)	(100)
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Total changes	-	(13,844)	4,578	(324)	(453)	(60)	(134)	(4,168)	(610)	(692)	-	(70,581)	(86,288)
Closing balance	-	(452,644)	(220,024)	(9,781)	(21,405)	(11,081)	(7,480)	(142,613)	(24,944)	(33,189)	-	(2,343,823)	(3,266,984)

Notes to the Consolidated Interim Financial Statement June 30, 2020

Conciliation of changes in property, plant and equipment by class as of June 30, 2020, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	23,620	227,227	32,604	2,686	4,579	420	663	23,174	4,359	5,998	375,316	869,260	1,569,906
Additions	-	838	213	-	77	7	183	-	222	-	155,020	372	156,932
Disposals	-	-	-	-	-	-	-	-	-	-	-	(4)	(4)
Depreciation expense	-	(13,878)	(3,482)	(326)	(461)	(61)	(134)	(4,168)	(618)	(692)	-	(70,573)	(94,393)
Deterioration	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	(40)	(46)	-	-	(1)	(1)	-	-	(1)	-	-	(39)	(128)
Reclassifications	-	7,397	1,126	35	98	-	51	-	64	-	(32,292)	23,521	-
Other increases (decreases) (1)	-	1,640	(24)	-	-	-	-	-	9	-	(5,834)	1,583	(2,626)
Decreases for classification as held for sale (2)	(36)	-	-	-	-	-	-	-	-	-	-	-	(36)
Total changes	(76)	(4,049)	(2,167)	(291)	(287)	(55)	100	(4,168)	(324)	(692)	116,894	(45,140)	59,745
Closing balance	23,544	223,178	30,437	2,395	4,292	365	763	19,006	4,035	5,306	492,210	824,120	1,629,651

(1) The net balance of “Other Increases (Decreases)” corresponds to all those items that are reclassified to or from “Property, Plant and Equipment”, They can have the following origin: (i) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to “Intangibles”.

(2) The Company classifies as non-current held for sale property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Conciliation of changes in property, plant and equipment by class as of December 31, 2019, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	24,695	648,719	245,731	11,668	24,456	11,377	7,505	132,309	29,955	36,930	207,830	3,068,862	4,450,037
Additions	-	290	332	-	37	43	159	-	492	-	314,236	6,077	321,666
Disposals	-	-	(858)	-	-	-	-	-	(3)	-	-	(17)	(878)
Increase (decrease) in foreign currency translation difference	(35)	(72)	(4)	(2)	(9)	(3)	-	-	(6)	-	-	(72)	(203)
Reclassifications	132	18,526	12,456	477	745	-	89	16,901	1,289	1,565	(140,104)	88,088	164
Other increases (decreases)	-	-	(451)	-	302	24	256	12,409	(3,034)	-	(6,646)	(20,436)	(17,576)
Decreases for classification as held for sale	(1,172)	(1,436)	-	-	-	-	-	-	-	-	-	-	(2,608)
Total changes	(1,075)	17,308	11,475	475	1,075	64	504	29,310	(1,262)	1,565	167,486	73,640	300,565
Closing balance	23,620	666,027	257,206	12,143	25,531	11,441	8,009	161,619	28,693	38,495	375,316	3,142,502	4,750,602

Conciliation of changes in property, plant and equipment by class as of December 31, 2019, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	(409,911)	(217,556)	(8,776)	(19,734)	(10,864)	(6,813)	(120,808)	(24,975)	(30,813)	-	(2,144,964)	(2,995,214)
Changes
Disposals	-	-	858	-	-	-	-	-	1	-	-	-	859
Depreciation expense	-	(29,000)	(8,013)	(683)	(1,144)	(161)	(426)	(7,033)	(1,158)	(1,676)	-	(138,999)	(188,293)
Impairment	-	(49)	-	-	-	-	-	-	-	-	-	-	(49)
Increase (decrease) in foreign currency translation difference	-	28	3	1	7	1	-	-	5	-	-	34	79
Reclassifications	-	7	(6)	1	6	-	1	-	(5)	-	-	(207)	(203)
Other increases (decreases) (*)	-	(155)	112	-	(87)	3	(108)	(10,604)	1,798	(8)	-	10,894	1,845
Decreases for classification as held for sale	-	280	-	-	-	-	-	-	-	-	-	-	280
Total changes	-	(28,889)	(7,046)	(681)	(1,218)	(157)	(533)	(17,637)	641	(1,684)	-	(128,278)	(185,482)
Closing balance	-	(438,800)	(224,602)	(9,457)	(20,952)	(11,021)	(7,346)	(138,445)	(24,334)	(32,497)	-	(2,273,242)	(3,180,696)

Notes to the Consolidated Interim Financial Statement June 30, 2020

Conciliation of changes in property, plant and equipment by class as of December 31, 2019, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	24,695	238,808	28,175	2,892	4,722	513	692	11,501	4,980	6,117	207,830	923,898	1,454,823
Additions	-	290	332	-	37	43	159	-	492	-	314,236	6,077	321,666
Disposals	-	-	-	-	-	-	-	-	(2)	-	-	(17)	(19)
Depreciation expense	-	(29,000)	(8,013)	(683)	(1,144)	(161)	(426)	(7,033)	(1,158)	(1,676)	-	(138,999)	(188,293)
Impairment	-	(49)	-	-	-	-	-	-	-	-	-	-	(49)
Increase (decrease) in foreign currency translation difference	(35)	(44)	(1)	(1)	(2)	(2)	-	-	(1)	-	-	(38)	(124)
Reclassifications	132	18,533	12,450	478	751	-	90	16,901	1,284	1,565	(140,104)	87,881	(39)
Other increases (decreases) (1)	-	(155)	(339)	-	215	27	148	1,805	(1,236)	(8)	(6,646)	(9,542)	(15,731)
Decreases for classification as held for sale (2)	(1,172)	(1,156)	-	-	-	-	-	-	-	-	-	-	(2,328)
Total changes	(1,075)	(11,581)	4,429	(206)	(143)	(93)	(29)	11,673	(621)	(119)	167,486	(54,638)	115,083
Closing balance	23,620	227,227	32,604	2,686	4,579	420	663	23,174	4,359	5,998	375,316	869,260	1,569,906

(1) The net balance of “Other increases (Decreases)” corresponds to all those items that are reclassified to or from property, plant and equipment, They can have the following origin: (i) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate;, (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) assets for retirement obligations and (v) software that is reclassified to Intangibles.

(2) The Company classifies as non-current held for sale property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

Notes to the Consolidated Interim Financial Statement June 30, 2020

17.3     Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

17.4     Impairment of assets

As indicated in Note 3.16 to the financial statements, the recoverable amount of property, plant and equipment is measured provided that there is an indication that the asset could be impaired. There were no impairment effects for the period ended June 30, 2020 and 2019.

17.5     Additional Information

As of June 30, 2020, interests were activated in the constructions underway as presented in Note 28.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 18   Other current and non-current non-financial assets

As of June 30, 2020 and December 31, 2019, the detail of “Other Current and Non-current Assets” is as follows:

Other non-financial assets, current	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Domestic Value Added Tax	15,578	17,807
Foreign Value Added Tax	5,039	8,566
Prepaid mining licenses	4,188	1,244
Prepaid insurance	4,994	7,135
Other prepayments	1,190	1,423
Refund of Value Added Tax to exporters	3,344	10,560
Other taxes	2,660	3,213
Other assets	470	604
Total	37,463	50,552

Other non-financial assets, non-current	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	18,105	18,654
Guarantee deposits	614	551
Other assets	460	524
Total	19,179	19,729

(1)	Conciliation of changes in assets for exploration and mineral resource evaluation, by type.

Movements in assets for the exploration and evaluation of mineral resources as of June 30, 2020, and December 31, 2019:

Conciliation	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Opening balance	18,654	26,189
Change in assets for exploration and evaluation of mineral resources
Additions	-	-
Reclassifications	(225)	(1,311)
Increase (decrease) due to transfers and other charges	(324)	(6,224)
Total changes	(549)	(7,535)
Total	18,105	18,654

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 19   Employee benefits

19.1	Provisions for employee benefits

Classes of benefits and expenses by employee	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Current
Profit sharing and bonuses	8,518	-
Performance bonds and operational targets	5,816	16,387
Total	14,334	16,387
Non-current
Profit sharing and bonuses	-	8,026
Severance indemnity payments	27,623	27,814
Total	27,623	35,840

19.2     Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees. Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company maintains incentive programs for its employees based on their personal performance, the Company’s performance and other short-term and long-term indicators.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on profit for the period at the end of each period applying a factor obtained subsequent to each employee’s appraisal process.

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and are paid in cash.

Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g. retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No. 19,728 published on May 14, 2001 which became effective on October 1, 2002 required Compulsory Unemployment Insurance in favor of all dependent employees regulated by the Chilean Labor Code, Article 5 of this law established that this insurance is paid through monthly contribution payments by both the employee and the employer.

Notes to the Consolidated Interim Financial Statement June 30, 2020

19.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value, and an executive compensation plan (see Note 19.6).

The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 3.67%.

(a)	Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1980.

(b)	Methodology

The Company’s benefits obligation under IAS 19, Projected Benefit Obligation (PBO) is determined as follows:

To determine the Company's total liability, we used computer software to develop a mathematical simulation model using the data for each individual employee.

This model considered months as discrete time, i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. This information on each person was simulated from the beginning of his/her employment contract or when he/she started earning benefits up to the month in which he/she reaches normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives a retirement indemnity.

The methodology followed to determine the accrual for all the employees covered by agreements took account of the turnover rates and the mortality rate RV-2014 established by the CMF to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on “Retirement Benefit Costs”.

19.4	Post-employment benefit obligations

Our subsidiary SQM NA, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM North America offers to its employees benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

Notes to the Consolidated Interim Financial Statement June 30, 2020

19.5	Staff severance indemnities

As of June 30, 2020, and December 31, 2019, severance indemnities calculated at the actuarial value are as follows:

Staff severance indemnities	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Opening balance	(27,814)	(28,233)
Current cost of Service	(1,891)	(2,880)
Interest cost	(643)	(1,661)
Actuarial gain/loss	164	(2,514)
Exchange rate difference	2,273	2,475
Benefits paid during the year	288	4,999
Total	(27,623)	(27,814)

(a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

Actuarial assumptions	As of June 31, 2020	As of December 31, 2019	Annual/Years
Mortality rate	RV - 2014	RV - 2014
Actual annual interest rate	3.67%	3.68%
Voluntary retirement rate:
Men	6.49%	6.49%	Annual
Women	6.49%	6.49%	Annual
Salary increase	3.00%	3.00%	Annual
Retirement age:
Men	65	65	Years
Women	60	60	Years

(b)	Sensitivity analysis of assumptions

As of June 30, 2020, and December 31, 2019, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

	Effect + 100 basis points	Effect - 100 basis points
Sensitivity analysis as of June 30, 2020	ThUS$	ThUS$
Discount rate	(1,669)	1,878
Employee turnover rate	(219)	245

	Effect + 100 basis points	Effect - 100 basis points
Sensitivity analysis as of December 31, 2019	ThUS$	ThUS$
Discount rate	(1,796)	2,021
Employee turnover rate	(236)	263

Sensitivity relates to an increase/decrease of 100 basis points.

Notes to the Consolidated Interim Financial Statement June 30, 2020

19.6	Executive compensation plan

The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company, by granting payments based on the change in the price of SQM’s shares. There is a partial payment of the share benefit program in the event of termination of the contract for causes other than the resignation and application of Article 160 of the Labor Code.

(a)	Plan characteristics

This compensation plan is related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

(b)	Plan participants

A total of 29 Company executives are entitled to this plan, provided that they continue to work for the Company through to the end of 2020. The payment dates, if applicable, will be during the first quarter of 2021.

(c)	Compensation

The compensation payable to each executive is calculated by multiplying:

a)	The average price of Series B shares on the Santiago Stock Exchange during the fourth quarter of 2020, at its equivalent amount in dollars (with a maximum amount or limit amount of US$ 54 per share), multiplied

b)	By a number equal to the quantity of shares that have been individually assigned to each executive included in the plan.

This compensation plan was approved by the Company’s Board of Directors and its application started on January 1, 2017.

As of June 30, 2020, the effect of the plan considers 379,965 shares reflected as a cost of ThUS$ 1,623 in the results for the period ending June 30, 2020. As of December 31, 2019, the effect of the plan was 427,652 shares, equal to ThUS$ 806 recognized as a provision reflected against profit or loss for 2019.

Executed shares during 2020 were 47,687.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 20	Provisions and other non-financial liabilities

20.1	Types of provisions

	As of June 30, 2020			As of December 31, 2019
Types of provisions	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal complaints (1)	8,483	1,229	9,712	13,472	1,452	14,924
Provision for dismantling, restoration and rehabilitation cost (2)	-	33,653	33,653	-	33,238	33,238
Other provisions (3)	77,109	-	77,109	97,093	-	97,093
Total	85,592	34,882	120,474	110,565	34,690	145,255

(1) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed, these provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 23.1).

(2) The commitments related to Sernageomin have been incorporated through the issuance of the guarantee for the restoration of the place where the production sites are located.

(3) See Note 20.2

Notes to the Consolidated Interim Financial Statement June 30, 2020

20.2	Description of other provisions

Current provisions, other short-term provisions	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Rent under Lease contract	74,198	90,320
Provision for additional tax related to foreign loans	734	543
End of agreement bonus	1,291	3,641
Directors’ per diem allowance	458	1,802
Miscellaneous provisions	428	787
Total	77,109	97,093

(1) Payment Obligations for the lease contract with CORFO: These correspond to obligations assumed in the Lease Agreement. Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030. On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce (Centro de Arbitrajes y Mediación de la Cámara de Comercio de Santiago) and other cases related to it.

The agreement signed in January 2018, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and requires an increase in the lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride.

SQM Salar commits to contribute to research and development efforts, as well as to the communities in close proximity to the Salar de Atacama and provide a percentage of total annual sales of SQM Salar to regional development.

Notes to the Consolidated Interim Financial Statement June 30, 2020

20.3	Other non-financial liabilities, Current

Description of other liabilities	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Tax withholdings	2,487	3,345
VAT payable	1,342	3,465
Guarantees received	2,641	2,641
Accrual for dividend	51,345	68,890
Monthly tax provisional payments	5,186	16,659
Deferred income	6,224	3,033
Withholdings from employees and salaries payable	4,302	4,575
Accrued vacations	20,822	21,686
Other current liabilities	2,995	2,605
Total	97,344	126,899

(1) Vacation benefit (short-term benefits to employees, current) is in line with the provisions established in Chile’s Labor Code, which indicates that employees with more than a year of service will be entitled to annual vacation for a period of at least fifteen paid business days. The Company provides the benefit of two additional vacation days.

Notes to the Consolidated Interim Financial Statement June 30, 2020

20.4	Changes in provisions

Description of items that gave rise to variations as of June 30, 2020	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Others provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	14,924	33,238	97,093	145,255
Changes
Additional provisions	-	415	44,018	44,433
Provision used	(5,186)	-	(64,002)	(69,188)
Increase(decrease) in foreign currency exchange	(26)	-	-	(26)
Others	-	-	-	-
Total Increase (decreases)	(5,212)	415	(19,984)	(24,781)
Total	9,712	33,653	77,109	120,474

Description of items that gave rise to variations as of December 31, 2019	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Others provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	14,862	28,822	94,335	138,019
Changes
Additional provisions	4,111	4,416	150,314	158,841
Provision used	(4,049)	-	(147,532)	(151,581)
Increase(decrease) in foreign currency exchange	-	-	(24)	(24)
Others	-	-	-	-
Total Increase (decreases)	62	4,416	2,758	7,236
Total	14,924	33,238	97,093	145,255

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 21	Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

21.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of the company.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establish a maximum consolidated indebtedness level of 1.5 times the debt to equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting.

In addition, capital management should consider that with respect to Series H and Series O Bonds, if the Indebtedness Level (as this term is defined in the respective issuance contracts) exceeds 1.2 times (provided that this does not exceed 1.44 times), the Company must offer bondholders of these series the voluntary and individual option for early redemption of these bonds at par value. The Indebtedness ratio for the first quarter of 2020 reached a proportion of 1.24 and the aforementioned early redemption option will be issued for bondholders. The exercise of this option will be subject to its communication by bondholders to the Bondholder Representative in the terms and the form pre-established in the documents of the respective emissions.

The Company’s management controls capital management based on the following ratios:

Capital Management	As of June 30, 2020	As of December 31, 2019	Description (1)	Calculation (1)
Net Financial Debt (ThUS$)	887,461	719,809	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities + Current lease liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	4.28	3.45	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.30	0.25	Net Financial Debt divided by Total Equity	Net financial debt / Total Equity
ROE	10.67%	13.154%	Profit for the year divided by Total Equity	LTM(2) Profit for the year / Equity
Adjusted EBITDA (ThUS$)	286,481	645,142	Adjusted EBITDA	Profit for the year + Depreciation and Amortization Expenses + Finance Costs + Income Tax – Other income and Share of profit of associates and joint ventures + Other expenses – Finance income – Currency differences
EBITDA (ThUS$)	286,919	669,831	EBITDA	Profit for the year + Depreciation and Amortization Expenses + Finance Costs + Income Tax
ROA	11.071%	12.76%	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments	(LTM Gross Profit – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investments)
Indebtedness	1.24	1.19	Total Liabilities on Equity	Total Liabilities / Total Equity

(1) Assumes the absolute value of the accounting records with the exception of exchange differences.

Notes to the Consolidated Interim Financial Statement June 30, 2020

The Company’s capital requirements change according to variables such as working capital needs, new investment financing and dividends, among others. The SQM Group manages its capital structure and makes adjustments bases on the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position of the SQM Group.

There have been no changes in the capital management objectives or policy within the years reported in this document, no breaches of external requirements of capital imposed have been recorded. There are no contractual capital investment commitments.

21.2	Disclosures on preferred share capital

Issued share capital is divided into 142,819,552 Series “A” shares and 120,376,972 Series “B” shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.

Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences:

(a)	require the calling of an Ordinary or Extraordinary Shareholders' Meeting when so requested by Series B shareholders representing at least 5% of the issued shares thereof; and

(b)	require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B.

The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of June 3, 1993.

The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted.

The preference of the Series A shares will have a term of 50 consecutive and continuous years as of June 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No, 18,046 and its regulations.

At June 30, 2020 and December 31, 2019, the Group does not hold shares of the Parent Company either directly or through its investees.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Detail of capital classes in shares:

As of June 30, 2020, and December 31, 2019, the Company has not placed any new shares issues on the market

	As of June 30, 2020		As of December 31, 2019
Type of capital in preferred shares	Series A	Series B	Series A	Series B
Description of type of capital in preferred shares
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in US$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares	142,819,552	120,376,972	142,819,552	120,376,972

21.3	Disclosures on reserves in Equity

As of June 30, 2020, and December 31, 2019, this caption comprises the following:

Disclosures on reserves in equity	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Reserve for currency exchange conversion	(27,151)	(25,745)
Reserve for cash flow hedges	(4,445)	7,196
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income	325	(270)
Reserve for actuarial gains or losses in defined benefit plans	(9,379)	(9,490)
Other reserves	15,454	14,086
Total	(25,196)	(14,223)

Reserves for foreign currency translation differences

This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is different from the US dollar.

Reserve for cash flow hedges

The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for gains and losses from financial assets measured at fair value through other comprehensive income

This caption includes the variable equity values that are not held for trading and that the group has irrevocably opted to recognize in this category upon initial recognition. In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to profit or loss.

Reserve for actuarial gains or losses in defined benefit plans

For domestic subsidiaries the effects of changes in assumptions are considered, mainly changes in the discount rate.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Movements in other reserves and changes in interest were as follows:

Movements	Foreign currency translation difference	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balances as of January 1 2019	(26,307)	7,971	-	(8,176)	1,292	(760)	(351)	11,332	(15,940)	941	(14,999)
Increase	1,824	8,628	(2,683)	-	-	1,570	(424)	3,093	15,115	(3,107)	12,008
Decrease	(1,262)	(6,720)	-	(3,306)	700	(418)	113	(339)	(12,045)	813	(11,232)
As of December 31, 2019	(25,745)	9,879	(2,683)	(11,482)	1,992	392	(662)	14,086	(12,870)	(1,353)	(14,223)
Increase	594	-	-	277	(68)	2,809	(758)	2,121	5,801	(826)	4,975
Decrease	(2,000)	(15,946)	4,305	(148)	50	(1,994)	538	(753)	(20,841)	4,893	(15,948)
Balances as of June 30, 2020	(27,151)	(6,067)	1,622	(11,353)	1,974	1,207	(882)	15,454	(27,910)	2,714	(25,196)

Notes to the Consolidated Interim Financial Statement June 30, 2020

Other reserves

This caption corresponds to the legal reserves reported in the individual financial statements of the subsidiaries and Associates that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

Subsidiary - Associate	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
SQM Iberian S.A. (1)	9,464	9,464
SQM Europe NV	1,957	1,957
Soquimich European holding B.V.	828	828
Abu Dhabi Fertilizer Industries WWL	455	455
Doktor Tarsa Tarim Sanayi AS	305	305
Kore Potash PLC	1,999	2,754
Total	15,008	15,763
Corresponds to the acquisition of subsidiaries, which was already under Company ownership at the acquisition date (IAS 27R)
SQM Iberian S.A.	(1,677)	(1,677)
Orcoma Estudios SPA	2,123	-
Total Other reserves	15,454	14,086

(1)	In the case of SQM Iberian S.A., the balance corresponds to the results obtained in the previous financial year which are presented as forming part of other reserves because of local regulations

21.4            Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, a publicly traded corporation must distribute dividends in accordance with the policy determined in the shareholder's meeting held each year, with at least 30% of our consolidated profit for the year ended as of December 31, unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years).

Notes to the Consolidated Interim Financial Statement June 30, 2020

Dividend policy for commercial year 2020

The Company has defined the following dividend policy:

(a)	Distribute and pay, as a final dividend and in favor of the respective shareholders, a percentage of the net income that shall be determined per the following financial parameters:

(I)	100% of the profit for 2020 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.8 times.

(II)	80% of the profit for 2020 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.0 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.9 times.

(III)	60% of the profit for 2020 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 1.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 1.0 times.

If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2020 net income.

(b)	Distribute and pay, if possible and during 2020, three interim dividends that will be charged against the aforementioned final dividend. These interim dividends shall likely be paid during the month following the approval of the March, June, and September 2020 interim financial statements, respectively, its amounts shall be calculated as follows:

(i)	For the interim dividends that will be charged to the accumulated net income reflected in the March 2020 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above.

(ii)	For the interim dividends that will be charged to the accumulated net income reflected in the June 2020 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above, discounting the total amount of interim dividends previously distributed during 2020.

(iii)	For the interim dividends that will be charged to the accumulated net income reflected in the September 2020 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above, discounting the total amount of interim dividends previously distributed during 2020.

(c)	The amount of the interim dividends mentioned above may vary, pursuant to the information available to the Board of Directors on the date on which it agrees to the distribution of said dividends given that the dividend will not materially or negatively affect SQM’s capacity to impact its investments, fulfill its liabilities, or in general, comply with the investment and finance policy approved at the ordinary shareholders’ meeting.

(d)	At the ordinary shareholders meeting that will be held in 2021, the Board of Directors shall propose a final dividend pursuant to the financial parameters expressed in letter a) above, discounting the total amount of the interim dividends previously distributed during 2020.

Notes to the Consolidated Interim Financial Statement June 30, 2020

(e)	If there is an excess of net income in 2020, this may be retained and assigned or allocated for financing its own operations, to one or more investment projects of the Company, notwithstanding a future distribution of special dividends charged to the accumulated net income previously approved at the shareholders’ meeting, or the possible and future capitalization of all or part of the latter.

(f)	The payment of additional dividends is not considered.

The dividend policy described above corresponds to the intention of the Board of Directors, and the compliance of it shall depend on the net income that the Company ultimately obtains, as well as the results of periodic projections that could impact the Company, or to the existence of determined conditions that may affect it, as applicable. If the dividend policy exposed by the Board of Directors suffers a substantial change, the Company must communicate it as an essential fact.

21.5 Interim and provisional dividends

The ordinary shareholders’ meeting held on April 23, 2020 agreed to distribute and pay 100% of the distributable net profit obtained by the Company during the 2019 fiscal year as final dividend. In consequence, in May 2020 the Company paid a final dividend of US$ 1.05668 per share from the distributable net profit obtained during the 2019 fiscal year, and the sum of US$ 0.80254 per share was discounted from this, as this was already paid as a provisional dividend in 2019.

On May 19, 2020, the Board agreed to pay a provisional dividend equivalent to US$ 0.17092 per share with a charge to earnings for 2020. This amount was paid in its equivalent in Chilean pesos, according to the observed U.S. dollar exchange rate published in the Official Gazette on May 29, 2020.

21.6  Potential and provisional dividends

Dividends discounted from equity from January to June 2020 and January to December 2019 were the following:

Dividends	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Ajay SQM Chile S.A. Dividends	277	882
Soquimich Comercial S.A. Potential Dividend	1,968	3,936
Soquimich Comercial S.A. Payable Dividend	511	1,999
Non-controlling interests	2,756	6,817
Interim dividend	44,987	211,224
Dividends payable	50,834	66,891
Owners of the Parent	95,821	278,115
Dividends discounted from equity for the period	98,577	284,932

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 22 Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	For the period ending on June 30, 2020	For the period ending on June 30, 2019
	ThUS$	ThUS$
Profit (Loss) Attributable to net equity holders of the parent	95,821	150,724

Basic earnings per share	For the period ending on June 30, 2020	For the period ending on June 30, 2019
	Units	Units
Number of common shares in circulation	263,196,524	263,196,524
Basic earnings per share (US$ per share)	0.3641	0.5727

The Company has not made any operations with a potential dilutive effect that assumes diluted earnings per share are different from the basic earnings per share.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 23      Contingencies and restrictions

In accordance with note 20.1, the Company has only registered a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:

23.1	Lawsuits and other relevant events

(a)	Plaintiff	:	City of Pomona California, USA.
	Defendants	:	SQM NA.
	Date	:	December 2010
	Court	:	United States District Court Central District of California.
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers.
	Status	:	On May 17, 2018, district judge Gary Klausner sentenced in favor of SQM NA following the verdict of the jury. On February 6, 2020, the court of appeals of the 9th circuit of United States ordered a retrial before the District Court.
	Nominal value	:	~ ThUS$ 32,000

(b)	Plaintiff	:	City of Lindsay, California, USA.
	Defendants	:	SQM NA and the Company (still not noticed).
	Date	:	December 2010
	Court	:	United States District Court Eastern District of California.
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers.
	Status	:	Filing of the case, processing suspended.
	Nominal value	:	Not possible to determine.

(c)	Plaintiff	:	H&V Van Mele N.V.
	Defendants	:	NV Euroports, SQM Europe N.V. y and its insurance companies.
	Date	:	July 2013
	Court	:	Commercial Court.
	Reason	:	Alleged indirect responsibility for the absence of adequate specifications for the SOP–WS by the Belgian distributor.
	Status	:	Sentencing against NV Euroports and subsidy SQM Europe N.V., for €206,675.91, Appeal presented in November 2017.
	Nominal value	:	~ ThUS$ 430

Notes to the Consolidated Interim Financial Statement June 30, 2020

(d)	Plaintiff	:	Carlos Aravena Carrizo et al.
	Defendants	:	SQM Nitratos S.A. and its insurers.
	Date	:	May 2014
	Court	:	18th Civil Court Santiago
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort as a result of an explosion that occurred during 2010 near Baquedano, causing the death of 6 employees.
	Status	:	On May 7, 2019, the 18th Civil Court of Santiago rejected the lawsuit. The case is before the Santiago Court of Appeals, which will hear the plaintiffs' appeal.
	Nominal value	:	~ ThUS$ 1,235

(e)	Plaintiff	:	Tyne and Wear Pension Fund represented by the Council of the Borough of South Tyneside acting as Lead Plaintiff.
	Defendants	:	The Company.
	Date	:	January 2016
	Court	:	United States District Court – Southern District of New York
	Reason	:	Alleged damage to ADS holders of the Company resulting from alleged non-compliance with the securities regulations in the United States by the Company.
	Status	:	The early disclosure stage is closed and the parties have presented their motions for the stage of summary judgement.
	Nominal value	:	Not determined

(f)	Plaintiff	:	Ernesto Saldaña González et al.
	Defendants	:	SQM Salar S.A., SQM Industrial S.A. and their insurance companies.
	Date	:	May 2016
	Court	:	13th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from the accident that occurred in July, 2014 in the María Elena location.
	Status	:	On March 6, 2019, the ruling in first instance was passed, dismissing the claim. The case is currently before the Santiago Court of Appeals, which will hear the plaintiffs' appeal.
	Nominal value	:	~ ThUS$ 515

Notes to the Consolidated Interim Financial Statement June 30, 2020

(g)	Plaintiff	:	Transportes Buen Destino S.A.
	Defendants	:	SQM Salar.
	Date	:	January 24, 2018
	Court	:	Arbitration award in accordance with the arbitration rules established by the CAM.
	Reason	:	Discrepancies generated in the implementation of the following contracts entered into between TBD and SQM Salar: (i) lithium brine transportation; and (ii) salt transportation.
	Status	:	Evidentiary stage.
	Nominal value	:	~ ThUS$ 3,019
(h)	Plaintiff	:	Atacameña de Peine Indigenous Community, Atacameña de Camar Indigenous Community and the Consejo de Pueblos Atacameños.
	Defendants	:	SMA. SQM Salar has intervened as an independent third party.
	Date	:	January 30, 2019
	Court	:	1st Environmental Court
	Reason	:	Declare the SMA's decision illegal, which approved the PdC submitted by SQM Salar.
	Status	:	On December 26, 2019, the First Environmental Court of Antofagasta rendered null and void the SMA ruling that approved the program and the SMA and SQM Salar presented motions for cassation against this verdict. On August 12, 2020, the SMA and SQM Salar dropped these motions. SQM Salar continues to comply with the measures it committed to as part of the first compliance program.
	Nominal value	:	Not determined

(i)	Plaintiff	:	Quillagua Aymara Indigenous Community and Quechua de Huatacondo Indigenous Community.
	Defendants	:	SMA.
	Date	:	March 22, 2019
	Court	:	First Environmental Court of Santiago.
	Reason	:	Declare the SMA's decision illegal, which approved the PdC submitted by the Company.
	Status	:	Pending court ruling.
	Nominal value	:	Not determined

(j)	Plaintiff	:	Congresspersons Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya, Camila Ruslay Rojas Valderrama et al.
	Defendants	:	CORFO, the entity has intervened as an independent third party.
	Date	:	September 6,2018
	Court	:	Special Magistrate, Mr. Alejandro Madrid Crohare.
	Reason	:	To render null and void the contract for the Salar de Atacama Project signed between CORFO and SQM Salar.
	Status	:	Discussion stage.
	Nominal value	:	Not determined.

(k)	Plaintiff	:	Danilo Andrés Araya Rojas et al.
	Defendants	:	FPC Ingeniería y Construcción SpA, SQM S.A. and its insurers.
	Date	:	May, 2019
	Court	:	19° Civil Court of Santiago
	Reason	:	Claim seeking compensation for damages, for extracontractual liability resulting from the traffic accident occurring on March 5, 2018, involving an overturned pick-up truck owned by FPC resulting in the death of its two occupants, both employees of FPC, one of which was father of the four claimants. At the time the accident occurred, the employees were heading towards their homes on the SQM site in Nueva Victoria (commuting accident). The four children of one of the deceased employees are the claimants in this case, compensation for moral damages.
	Status	:	Discussion stage
	Nominal value	:	~ ThUS$ 1,194

Notes to the Consolidated Interim Financial Statement June 30, 2020

(l)	Plaintiff	:	Servicios Logísticos Integrales Inversol SpA
	Defendants	:	SQM Salar.
	Date	:	June 24, 2019.
	Court	:	Arbitration in accordance with the rules established by CAM.
	Reason	:	Controversies originating in the implementation of the salt transportation contract.
	Status	:	Evidentiary stage.
	Nominal value	:	~ ThUS$ 7,029

(m)	Plaintiff	:	Fennix Industrial SpA.
	Defendants	:	SQM Salar.
	Date	:	April 17, 2019
	Court	:	First Civil Court of Concepción.
	Reason	:	Disputes arising from the execution of civil works and electromechanical assembly contracts.
	Status	:	Pending ruling on motion to dismiss based on lack of jurisdiction.
	Nominal value	:	~ ThUS$ 770

(n)	Plaintiff	:	Fennix Industrial SpA.
	Defendants	:	SQM Salar and other.
	Date	:	May 8, 2019
	Court	:	Criminal Court of San Pedro de la Paz.
	Reason	:	Alleged misappropriation of funds - controversies originating from contract execution for civil works and electromechanical assembly.
	Status	:	Research stage.
	Nominal value	:	~ThUS$ 436

(o)	Plaintiff	:	Arrigoni Ingeniería y construcción S.A.
	Defendants	:	SQM Salar.
	Date	:	November 21, 2019
	Court	:	Arbitration award in accordance with the arbitration rules established by the CAM.
	Reason	:	Request to declare the end of Works Contract No. SC 9500002949, named “Expansion of Lithium Carbonate Plant Phase II” dated April 2, 2018.
	Status	:	Evidentiary stage.
	Nominal value	:	ThUS$ 13,054

(p)	Plaintiff	:	The Company.
	Defendants	:	Sierra Gorda S.C.M.
	Date	:	Arbitration request entered on January 17, 2020- answer to complaint and countersuit dated August 13, 2020.
	Court	:	Arbitration award in accordance with the arbitration rules established by the CAM.
	Reason	:	Controversies originating from the Purchase-Sale Contract for Mining Concessions, Royalties, and others dated December 16, 2011.
	Status	:	Discussion stage.
	Nominal value	:	Not determined.

Notes to the Consolidated Interim Financial Statement June 30, 2020

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$ 1.2 million.

The Company and its subsidiaries have made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have received no legal notice on lawsuits other than those indicated above, which exceed US$ 0.2 million.

23.2            Restrictions to management or financial limits

Contracts that subscribed the issuance of bonds in the local and international market require the Company to comply with the following level of consolidated financial indicators, calculated for the last 12-month period:

Maintain a borrowing ratio less than 1.44 for the Series H bond and Series O bond.

Furthermore, both bonds establish that if the borrowing ratio (as this term is defined in the respective issuance contracts) exceeds 1.2, (provided that this does not exceed than 1.44 times), the bondholders can voluntarily and individually choose to redeem these bonds early at par value. The Indebtedness ratio for the second quarter of 2020 reached a proportion of 1.24, and the aforementioned early redemption option will be issued for bondholders.

The exercise of this option will be subject to its communication by bondholders to the Bondholder Representative in the terms and the form pre-established in the documents of the respective emissions.

As of June 30, 2020, the above-mentioned financial indicator has the following values:

Indicator	As of June 30, 2020	As of December 31, 2019
Leverage	1.24	1.19

Bond issue agreements issued abroad require the Company to neither merge nor dispose of the whole or a substantial part of its assets, unless all the following conditions are met: (i) the legal successor company is an entity subject to either Chilean or United States law, and assumes SQM S.A.’s obligations under a complimentary contract, (ii) the Issuer does not fail to comply immediately after the merger or disposal, and (iii) the Issuer delivers a legal opinion stating that the merger or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclosing financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all the aforementioned limitations, restrictions and obligations.

Notes to the Consolidated Interim Financial Statement June 30, 2020

23.3	Environmental contingencies

On June 6, 2016, the “SMA” filed charges against the Company with respect to the Pampa Hermosa project for possible noncompliance with RCA 890/2010. In the operation affected by the charges, Pampa Hermosa uses approximately 15% of the total water used by SQM in its operations in Chile’s Region I.

This relates to charges related to certain variables of the follow-up plan and the implementation of a mitigation measure included in the respective environmental impact assessment. The Company has presented for the approval of SMA a compliance program detailing the actions and commitments it will carry out to address the SMA's objections.

On June 29, 2017, the SMA rejected the compliance program presented by the Company, On July 10, 2017, the Company presented its rebuttals to the charges made by the SMA, On August 21, 2018, the Second Environmental Court accepted the Company’s claim, ordering the SMA to take the procedure back to the stage prior to their resolution rejecting the compliance program presented by the Company.

The SMA approved SQM’s proposed compliance program in its resolution dated January 26, 2019, and this program is currently being executed. On March 22, 2019, the indigenous communities of Quillagua and Huatacondo filed a complaint against the resolution that approved the compliance program before the First Environmental Court of Antofagasta (R-21-2019). On April 22, 2020, there was a case hearing, which remained in study by the Court and is currently awaiting ruling. If the compliance program is rendered null and void by the Chilean courts, the sanctions process against SQM could be reinstated, which could result in the application of fines up to US$ 9 million, temporary or permanent closure of facilities, and in extreme circumstances, revocation of the respective environmental permit.

The SMA issued a resolution dated November 28, 2016, rectified by a resolution dated December 23, 2016, which filed charges against SQM Salar for brine extraction in excess of authorized amounts, progressive impairment of the vitality of carob trees, providing incomplete information, amending variables, and other charges.

SQM Salar S.A. presented a compliance program that was accepted by the SMA. On December 26, 2019, the Environmental Court of Antofagasta rendered null and void the SMA ruling that approved the program and the SMA and SQM Salar presented motions for cassation against this verdict. On August 12, 2020, the SMA and SQM Salar dropped these motions. SQM Salar continues to comply with the measures it agreed to under this program. Currently, the SMA is in the assessment stage of the compliance program, to review the possible incorporation of improvements in line with the ruling of the Antofagasta Environmental Court, to then make a determination regarding approval or rejection. If a new compliance program is not approved by the SMA, or if approved and legally challenged and rendered null and void by the Chilean courts. This latter event may consider the application of fines up to US$9 million, temporary or permanent closure of facilities and in extreme circumstances, revocation of the respective environmental permit.

23.4	Tax Contingencies

On August 26, 2016, SQM Salar filed a tax claim before the Third Tax and Customs Court of the Metropolitan Region against settlements 169, 170, 171 and 172, which extend the application of specific mining tax to lithium exploitation. The disputed amount is approximately US$17.8 million. On November 28, 2018, the Third Tax and Customs Court rejected the claim, and the case was transferred to the Santiago Court of Appeals, following an appeal filed by SQM Salar.

On March 24, 2017, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessment No. 207 of 2016 and ruling No. 156 of 2016, both issued by the Chilean IRS, which seek to expand application of the specific tax on mining activities to include lithium exploitation for tax years 2015 and 2016. The amount involved is approximately US$14.4 million, On November 28, 2018, the Third Tax and Customs Court accepted SQM Salar’s claim for US$ 7.0 million corresponding to the overcharge made by the SII and rejected the remainder of the claim, the case is in the Santiago Court of Appeals, based on the appeal filed by SQM Salar.

SQM Salar filed inapplicability requirements with the Constitutional Court in the grounds of unconstitutionality with respect to article 64 bis of the Income Tax Law, with relation to two groups of previous tax claims. On June 18, 2020, the Constitutional Court rejected the requirements after reaching a tie vote among the members of this court, corresponding to its knowledge from the Santiago Court of Appeals.

Notes to the Consolidated Interim Financial Statement June 30, 2020

These amounts are classified as taxes for current assets, non-current, as of June 30, 2020 and the same as of December 31, 2019.

The amount in dispute is US$ 32.2 million, and approximately US$ 25.2 million of this sum is the potential specific mining tax associated with lithium, whereas US$7.0 million is an excess charge by the SII regarding this latter value, the internal revenue service (SII) has acknowledged the excessive charge of US$5.8 million, and a request has been made on October 17, 2019 for it to be returned, The difference of US$ 1.2 million for the lower first category tax rate plus interests and fines will be reinstated at the end of the trial.

The SII has not settled differences with respect to specific mining taxes for 2016, 2017, 2018 and 2019. the current business year. As of the date of these financial statements, the Company has not made provisions for these potential differences.

If the Chilean IRS uses criteria similar to that used in previous years, it may issue an assessment in the future for the 2016, 2017, 2018 y 2019 financial years. It is reasonable to expect that should these assessments for the period 2016 through the second quarter of 2020 be issued, the value would be approximately US$ 72 million (without considering potential interest and fines and considering the benefit in the first category tax).

The company continues to undertake all legal efforts to actively and decidedly defend its interests.

23.5	Contingencies regarding the Changes to the Contracts with Corfo:

On September 6, 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya and Camila Ruslay Rojas Valderrama and the Poder Ciudadano political party filed an annulment suit against Corfo, which requested that the Contract for the Salar de Atacama Project between Corfo and the Companies, SQM Potasio and SQM Salar be annulled. The Companies have taken part of the process as interested third parties.

In the event that the annulment claim is approved for the Salar de Atacama Project Contract, SQM Salar may be prevented from exploit the mining claims in the Salar de Atacama that it has leased from Corfo.

23.6	Contingencies related to the Class Action lawsuit

Since October 2015, a consolidated class action lawsuit has been pending against the Company before the District Court for the Southern District of New York of the United States. The consolidated lawsuit alleges that certain statements made by the Company between June 30, 2010, and June 18, 2015, mainly in documents filed with the SEC and in Company press releases, were materially false and this constitutes a violation of Section 10 (b) of the Securities Exchange Act and of the correlative Standard 10b-5. Specifically, the consolidated lawsuit challenges certain statements issued by the Company associated with its compliance with or implementation of the laws and regulations that regulate it, the effectiveness of its internal controls, the adoption of a code of ethics consistent with SEC requirements, of its income or revenue and taxes paid, and of the applicable accounting standards. The primary plaintiff seeks compensation for the class in a yet undetermined amount for economic losses occurring as a result of the questioned statements. The early information disclosure stage is closed and the parties have presented their motions for the stage of summary judgment.

Although the Company expects to actively and decisively defend its position, the outcome of this litigation cannot be predicted.

Notes to the Consolidated Interim Financial Statement June 30, 2020

23.7	Contingencies associated with conflicts between shareholders of the Abu Dhabi Fertilizer Industries Company

Due to differences between shareholders of the company Abu Dhabi Fertilizer Industries Company, diverse lawsuits have arisen that may result in claims against SQM Corporation N.V. and by this company against the other shareholders. At this time, it is not possible to quantify the amounts of these claims.

23.8	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with the provisions established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total amount owed to its members and medical providers, Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda on a daily basis. As of June 30, 2020, the guarantee amounts to ThUS$ 614.

23.9	Securities obtained from third parties

The main security received (exceeding ThUS$ 100) from third parties to guarantee Soquimich Comercial S.A. their compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$ 9,012 and ThUS$ 9,611 on June 30, 2020 and December 31, 2019 respectively; which is detailed as follows:

Grantor	Relationship	As of June 30, 2020	As of December 31, 2019
		ThUS$	ThUS$
Ferosor Agrícola S.A.	Unrelated Third party	4,871	5,372
Tattersall Agroinsumos S.A.	Unrelated Third party	2,000	2,000
Covepa SPA	Unrelated Third party	609	671
Johannes Epple Davanzo	Unrelated Third party	272	300
Hortofrutícola La Serena	Unrelated Third party	259	282
Com. Serv Johannes Epple Davanz	Unrelated Third party	347	269
Juan Luis Gaete Chesta	Unrelated Third party	165	182
Arena Fertilizantes y Semillas	Unrelated Third party	183	201
Vicente Oyarce Castro	Unrelated Third party	195	213
Bernardo Guzmán Schmidt	Unrelated Third party	111	121
Total		9,012	9,611

23.10	Indirect guarantees

Guarantees without pending balance indirectly reflect that the respective guarantees are in force and approved by the Company’s Board of Directors and have not been used by the respective subsidiary.

As of June 30, 2020, there are no indirect guarantees.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 24    Lawsuits and complaints

Investigation by the Department of Justice and the Securities Exchange Commission and Agreements

On January 13, 2017, the Company signed agreements with the DOJ and the SEC relating to their investigations into Company payments to suppliers and organizations that may have had links with politically exposed persons during the period from 2008 to 2015. As a result, the Company conducted its own internal investigation through an ad-hoc Board committee. The Company’s securities are traded in the USA, so the Company is subject to US law. The Company has voluntarily submitted the results of its internal investigation and supporting documents to the DOJ, the SEC and the relevant Chilean authorities.

In accordance with the terms Agreement with the DOJ, denominated DPA the Company has accepted that the DOJ formulates (i) a charge for infractions for the lack of implementation of effective internal accounting systems and internal accounting controls and (ii) a charge for infractions for failure to adequately maintain books, records and accounting sections in relation to the events investigated, Under the DPA, the DOJ has agreed not to pursue such charges against the Company for a period of 3 years and release the Company from liability after such period, inasmuch as within that period the Company complies with the terms of the DPA, These include payment of a fine of US$15,487,500 and acceptance of an external monitor for a period of 24 months that will assess the Company’s compliance program, and continue to report on the Company independently for an additional year.

The three-year term of the DPA ended on April 30, 2020, and on June 1, 2020, the Company’s CEO and CFO submitted the certification regarding the Company’s disclosure obligations, as required under the DPA. The Company expects that the DOJ will file a motion to dismiss the criminal information against the Company with the U.S. District Court for the District of Columbia by October 30, 2020, the end of the 6-month period provided by the DPA. Subject to the court’s approval of the motion, all charges against the Company will be dismissed with prejudice.

In relation to the agreement with the SEC, the Company has agreed to (i) pay a fine of 15 million dollars and (ii) maintain the Monitor for the aforementioned period. The SEC has issued a Cease and Desist Order that does not identify other breaches of United States regulations.

The aforementioned amounts, approximately US$30.5 million, were reflected in the Company’s profit and loss during the fourth quarter of 2016 in the “Other expenses by function” line.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 25   Environment

25.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007, the city of Tocopilla was declared a zone saturated with MP10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010, the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port, these measures have been timely implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Follow-up on relevant variables defined for each project enables the Company to verify the status, for example, of vegetation, flora, fauna and aquatic life in the ecosystems to protect. Follow-up plans are supported by a broad control network that includes monitoring points such as meteorological stations and wells, satellite images, plots for recording the status of vegetation and fauna, etc. The activities comprised in these plans are reported regularly to authorities based on the Company’s commitments made through resolutions that approve different SQM projects.

The Company maintains environmental monitoring across the systems where it operates, which is supported by numerous studies that integrate diverse scientific efforts from prestigious research centers on a national and international level, such as the Spanish National Research Council (CSIC) and the Universidad Católica del Norte.

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plant. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development. In order to do so, it acts both individually and in conjunction with private and public entities.

25.2	Detailed information on disbursements related to the environment

The cumulative disbursements which the Company had incurred as of June 30, 2020 for the concept of investments in production processes, verification and control of compliance with ordinances and laws related to industrial processes and facilities amounted to ThUS$ 6,205 and are detailed as follows:

Notes to the Consolidated Interim Financial Statement June 30, 2020

Accumulated expenses as of June 30, 2020

Parent Company or			Asset /	Disbursement	Exact or Estimated Date
Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Expense	ThUS$	of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	4,077	06-30-2020
SQM Industrial S.A.	04-I017700 - Basic Engineering and EIA for TEA industrial area and seawater impulsion N.V.	Sustainability: Environment and Risk Prevention	Assets	128	05-25-2020
SQM Industrial S.A.	04-I025000 - Re-perforation Pozo 2PL-2 y Ma	Sustainability: Environment and Risk Prevention	Expense	1	02-29-2020
SQM Industrial S.A.	04-J015200 - Implementation Economizers	Sustainability: Environment and Risk Prevention	Assets	13	04-13-2020
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	14	02-20-2020
SQM Industrial S.A.	04-J015800 - Other Sector Regulatory Measures	Sustainability: Environment and Risk Prevention	Expense	35	06-26-2020
SQM Industrial S.A.	04-J017200 - Guarantee availability S	Sustainability: Environment and Risk Prevention	Assets	97	05-20-2020
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	3	04-24-2020
SQM S.A.	01-I017600 - Regularization of Hazardous Substances Decree	Environmental processing	Expense	51	05-15-2020
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	207	06-30-2020
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	100	06-19-2020
SQM S.A.	01-I028300 - Implementation PDC 2019 -Proce	Sustainability: Environment and Risk Prevention	Expense	247	05-12-2020
SQM S.A.	01-I030700 - EIA Project Sector Permits	Environmental processing	Expense	201	06-26-2020
SQM S.A.	01-I031300 - DIA Update RCA TEA	Environmental processing	Expense	52	05-05-2020
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	20	04-30-2020
SQM Salar S.A.	19-L018800 - UPC Consulting for NW and Others	Sustainability: Environment and Risk Prevention	Expense	51	06-24-2020
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	1	06-02-2020
SQM Salar S.A.	19-L021400 - Environmental Monitoring 2019	Environmental processing	Expense	876	06-26-2020
SQM Salar S.A.	19-L021700 - Upgrade RH y MA 2019	Environmental processing	Expense	6	06-23-2020
SQM Salar S.A.	19-L023200 - Topographic Equipment 2019	Sustainability: Environment and Risk Prevention	Assets	2	03-18-2020
SQM Salar S.A.	19-S013400- Online Monitoring	Sustainability: Environment and Risk Prevention	Expense	18	06-22-2020
SQM Salar S.A.	19-S016300 - Consulting 2020	Sustainability: Environment and Risk Prevention	Assets	5	06-08-2020
Total				6,205

Notes to the Consolidated Interim Financial Statement June 30, 2020

Committed expenses for future periods as of June 30, 2020

Parent Company or			Asset /	Disbursement	Exact or Estimated Date
Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Expense	ThUS$	of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	6,008	12-31-2020
SQM Industrial S.A.	04-I025000 - Re-perforation Pozo 2PL-2 y Ma	Sustainability: Environment and Risk Prevention	Expense	127	12-31-2020
SQM Industrial S.A.	04-I032600 - Well Water Efficiency – Rec	Sustainability: Environment and Risk Prevention	Assets	150	12-31-2020
SQM Industrial S.A.	04-J015200 - Implementation Economizers	Sustainability: Environment and Risk Prevention	Assets	10	12-31-2020
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	86	12-31-2020
SQM Industrial S.A.	04-J015800 - Other Sector Regulatory Measures	Sustainability: Environment and Risk Prevention	Expense	65	12-31-2020
SQM Industrial S.A.	04-J017200 - Assurance Availability S	Sustainability: Environment and Risk Prevention	Assets	44	12-31-2020
SQM Industrial S.A.	04-J019900 - Provisional Access to Cerro Domina	Sustainability: Environment and Risk Prevention	Expense	4	12-31-2020
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	42	12-31-2020
SQM S.A.	01-I017400 - Development of Pintados and deposit	Sustainability: Environment and Risk Prevention	Expense	108	12-31-2020
SQM S.A.	01-I017600 - Regularization of Substances Decree	Environmental processing	Expense	61	12-31-2020
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	273	12-31-2020
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	600	12-31-2020
SQM S.A.	01-I028300 - Implementation PDC 2019 -Proceso	Sustainability: Environment and Risk Prevention	Expense	677	12-31-2020
SQM S.A.	01-I030700 - EIA Project Sector Permits	Environmental processing	Expense	145	12-31-2020
SQM S.A.	01-I031300 - DIA Update RCA TEA	Environmental processing	Expense	243	12-31-2020
SQM S.A.	01-I035800 - Sustainability DS43 Phase 2	Sustainability: Environment and Risk Prevention	Assets	59	12-31-2020
SQM Salar S.A.	19-C006800 - Renovation lighting towers	Sustainability: Environment and Risk Prevention	Assets	21	12-31-2020
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	115	12-31-2020
SQM Salar S.A.	19-L018800 - UPC Consulting for NW and Others	Sustainability: Environment and Risk Prevention	Expense	21	12-31-2020
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	42	12-31-2020
SQM Salar S.A.	19-L019800 - Paleoclimate Study Iberia	Sustainability: Environment and Risk Prevention	Expense	49	12-31-2020
SQM Salar S.A.	19-L020000 - Improvement of Operational Monitoring Network	Sustainability: Environment and Risk Prevention	Assets	95	12-31-2020
SQM Salar S.A.	19-L021700 - Update RH y MA 2019	Environmental processing	Expense	126	12-31-2020
SQM Salar S.A.	19-L024200 - Environmental Risk Analysis Study	Sustainability: Environment and Risk Prevention	Expense	8	12-31-2020
SQM Salar S.A.	19-S013400- Online Monitoring	Sustainability: Environment and Risk Prevention	Expense	112	12-31-2020
SQM Salar S.A.	19-S016200 - Acquisition of Hardware- Software	Sustainability: Environment and Risk Prevention	Assets	9	12-31-2020
SQM Salar S.A.	19-S016300 - Consulting 2020	Sustainability: Environment and Risk Prevention	Assets	67	12-31-2020
SQM Salar S.A.	19-S016400 - Implementation Acquiere BD Amb	Sustainability: Environment and Risk Prevention	Assets	8	12-31-2020
SQM Salar S.A.	19-S016500 - Incorporation of test models	Sustainability: Environment and Risk Prevention	Assets	12	12-31-2020
SQM Salar S.A.	19-S016700 – Improvements to recharge understanding	Sustainability: Environment and Risk Prevention	Assets	130	12-31-2020
SQM Salar S.A.	19-S016900 - Water dynamics monitoring	Sustainability: Environment and Risk Prevention	Assets	35	12-31-2020
Minera Búfalo	20-A008200 - Búfalo Project	Environmental processing	Expense	250	12-31-2020
Total				9,802

Notes to the Consolidated Interim Financial Statement June 30, 2020

Accumulated expenses as of December 31, 2019

Parent Company or			Asset /	Disbursement	Exact or Estimated Date
Subsidiary	Project Name	Reason for Disbursement	Expense	ThUS$	of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	8,054	12-31-2019
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Assets	15	12-31-2019
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	3	12-31-2019
SQM S.A.	01-I017400 - Value Added Paints and Deposits	Sustainability: Environment and Risk Prevention	Expense	2	12-31-2019
SQM S.A.	01-I017600 - Regularization of Substances Decree	Environmental processing	Expense	63	12-31-2019
SQM S.A.	01-I018700 - Penalization Process for Salar de Llamara	Environmental processing	Assets	522	12-31-2019
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	898	12-31-2019
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	253	12-31-2019
SQM S.A.	01-I028300 - Implementation of PDC 2019	Sustainability: Environment and Risk Prevention	Expense	1,057	12-31-2019
SQM S.A.	01-I030700 - Sector Permits EIA Tente en el Aire Project	Environmental processing	Expense	131	12-31-2019
SQM Industrial S.A.	04-I017700 - Basic Engineering and EIA for TEA industrial area and seawater impulsion N.V.	Sustainability: Environment and Risk Prevention	Assets	318	12-31-2019
SQM Industrial S.A.	04-I025000 - Re-perforación Pozo 2PL-2 y Ma	Sustainability: Environment and Risk Prevention	Expense	7	12-31-2019
SQM Industrial S.A.	04-J007000 - Environmental impact statement	Environmental processing	Expense	7	12-31-2019
SQM Industrial S.A.	04-J010700 - Recovery Water Intake from Rivers	Sustainability: Environment and Risk Prevention	Assets	119	12-31-2019
SQM Industrial S.A.	04-J012200 - Environmental Impact Statement and Regularization of CS Ponds	Environmental processing	Assets	19	12-31-2019
SQM Industrial S.A.	04-J013500 - Handling of Equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	251	12-31-2019
SQM Industrial S.A.	04-J015200 - Implement Economizers	Sustainability: Environment and Risk Prevention	Assets	195	12-31-2019
SQM Industrial S.A.	04-J015700 - Update closure plans	Sustainability: Environment and Risk Prevention	Expense	52	12-31-2019
SQM Industrial S.A.	04-J017200 - Guarantee availability S	Sustainability: Environment and Risk Prevention	Assets	253	12-31-2019
SQM Industrial S.A.	04-J019900 - Provisional Access to Cerro Domina	Sustainability: Environment and Risk Prevention	Expense	141	12-31-2019
SQM Industrial S.A.	04-M002000 - Recovery of Potable Water at María Elena	Sustainability: Environment and Risk Prevention	Assets	225	12-31-2019
SQM Salar S.A.	19-C005700 - Solar Electric Recharge Point Project-	Sustainability: Environment and Risk Prevention	Assets	53	12-31-2019
SQM Salar S.A.	19-L012100 - Upgrade to weather stations	Sustainability: Environment and Risk Prevention	Assets	17	12-31-2019
SQM Salar S.A.	19-L018000 - Upgrade TT illumination	Sustainability: Environment and Risk Prevention	Assets	40	12-31-2019
SQM Salar S.A.	19-L018700 - 5th Update of environmental modeling	Environmental processing	Expense	10	12-31-2019
SQM Salar S.A.	19-L018800 - UPC Consulting for NW and others	Sustainability: Environment and Risk Prevention	Expense	166	12-31-2019
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	8	12-31-2019
SQM Salar S.A.	19-L019800 - Paleoclimate Study (Iberia)	Sustainability: Environment and Risk Prevention	Expense	1	12-31-2019
SQM Salar S.A.	19-L020000 - Improvement of Operations Monitoring Network	Sustainability: Environment and Risk Prevention	Assets	5	12-31-2019
SQM Salar S.A.	19-L020300 - Telemetry boreholes	Sustainability: Environment and Risk Prevention	Assets	821	12-31-2019
SQM Salar S.A.	19-L021400 - Environmental Monitoring 2019	Environmental processing	Expense	2,767	12-31-2019
SQM Salar S.A.	19-L021700 - Improvement of RH and MA 2019	Environmental processing	Expense	80	12-31-2019
SQM Salar S.A.	19- S013400- Online Monitoring	Sustainability: Environment and Risk Prevention	Expense	430	12-31-2019
Total				16,983

Notes to the Consolidated Interim Financial Statement June 30, 2020

Future expenses as of December 31, 2019

Parent Company or			Asset /	Disbursement	Exact or Estimated Date
Subsidiary	Project Name	Reason for Disbursement	Expense	ThUS$	of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	10,085	12-31-2020
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	28	12-31-2020
SQM S.A.	01-I017400 - Development of Pintados and surrounding area.	Sustainability: Environment and Risk Prevention	Expense	108	12-31-2020
SQM S.A.	01-I017600 - Regularization of Substances Decree	Environmental processing	Expense	75	12-31-2020
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	426	12-31-2020
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	1,527	12-31-2020
SQM S.A.	01-I028300 - Implementation of PDC 2019	Sustainability: Environment and Risk Prevention	Expense	1,231	12-31-2020
SQM S.A.	01-I030700 - Sectorial Permits EIA Project Tente en el Aire	Environmental processing	Expense	284	12-31-2020
SQM Industrial S.A.	04-I025000 - Re-perforación Pozo 2PL-2 y Ma	Sustainability: Environment and Risk Prevention	Expense	128	12-31-2020
SQM Industrial S.A.	04-J012200 - DIA and Regularization of CS Ponds	Environmental processing	Assets	35	12-31-2020
SQM Industrial S.A.	04-J013500 - Handling of Equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	303	12-31-2020
SQM Industrial S.A.	04-J015200 - Implementation Economizers	Sustainability: Environment and Risk Prevention	Assets	59	12-31-2020
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	127	12-31-2020
SQM Industrial S.A.	04-J015800 - Other Sector Regulatory Measures	Sustainability: Environment and Risk Prevention	Expense	237	12-31-2020
SQM Industrial S.A.	04-J017200 - Guarantee availability S	Sustainability: Environment and Risk Prevention	Assets	104	12-31-2020
SQM Industrial S.A.	04-J019900 - Provisional Access to Cerro Domina	Sustainability: Environment and Risk Prevention	Expense	95	12-31-2020
SQM Industrial S.A.	04-M003900 - Revocation of PDME	Sustainability: Environment and Risk Prevention	Expense	47	12-31-2020
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	135	12-31-2020
SQM Salar S.A.	19-L018800 - UPC Consulting for NW and others	Sustainability: Environment and Risk Prevention	Expense	238	12-31-2020
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	172	12-31-2020
SQM Salar S.A.	19-L019800 - Paleoclimate Study (Iberia)	Sustainability: Environment and Risk Prevention	Expense	49	12-31-2020
SQM Salar S.A.	19-L020000 - Improvement of Operations Monitoring Network	Sustainability: Environment and Risk Prevention	Assets	95	12-31-2020
SQM Salar S.A.	19-L021400 - Environmental Monitoring 2019	Environmental processing	Expense	33	12-31-2020
SQM Salar S.A.	19-L021700 - Improvement of RH and MA 2019	Environmental processing	Expense	132	12-31-2020
SQM Salar S.A.	19- S013400- Online Monitoring	Sustainability: Environment and Risk Prevention	Expense	300	12-31-2020
Total				16,053

Notes to the Consolidated Interim Financial Statement June 30, 2020

25.3 Description of each project, indicating whether these are in process or have been finished

Sociedad Quimca y Minera de Chile S.A.

Environmental Commitments Implementation Projects

I0172: The project includes the commitments the Tamarugos Environmental Management Plan (PMAT), which contemplates an Environmental Education Program that includes the design, construction and start-up of an Environmental Education Center (CEDAM) at Puquios de Llamara.

I0174: The commitments within the Pampa Hermosa project include implementing "Value Added" at the former Pintados station. and a storage facility in Humberstone to store archaeological material, committed to in environmental assessments.

I0187: The project involves the implementation of measures that were committed to during the penalty process, including urgent and transitory measures and the compliance program approved by SMA.

I0283: The project involves the implementation of actions committed in the PDC. The implementation considers consulting with consultants (legal, hydrogeological and in processing with PDC), studies and additional follow-up.

I0307: The project involves the preparation and processing of sectoral and environmental permits with the DGA and SERNAGEOMIN for the “Tente en el Aire” Project.

Environmental Improvement Initiatives and Projects

I0138: The project considers increasing the height of every SO2 absorption tower (regular and stand-by towers) to increase the SO2 absorption efficiency.

I0176: The project involves diagnosis of works for their adaptation to the recently enacted Regulation of Hazardous Substances.

Projects for the Studies and Presentations to the Environmental Assessment System

I0194: The project consists of the preparation and processing of the Environmental Impact Study for Expansion of TEA and Impulsion.

I0282: The project consists of the preparation and processing of the Environmental Impact Study for Llamara.

I0313: The project involves a preliminary environmental characterization (terrestrial biota, archeology and paleontology) of 4 alternative sites. Once the alternative to use has been defined based on technical and environmental criteria, a DIA/EIA will be implemented.

Notes to the Consolidated Interim Financial Statement June 30, 2020

SQM Industrial S.A.

Environmental Commitments Implementation Projects

J0158: The project will prepare and process sectorial permits for favorable reports to construct in Coya Sur (CS), and permits for hydraulic works defined in Article 294 of the Water Code (evaporation wells) at CS and NV.

Environmental Improvement Initiatives and Projects

I0250: The project consists of re-drilling well 2Pl-2, with the relevant development work and pump tests.

J0107: The project looks to renovate and automate the operation of pump stations at the three water intakes, by incorporating automatic valves and smart controls for pumps.

J0135: This project consists of dealing with all the oils and components that contain 50ppm or more of Policlorobife PCB by 2025 at the latest.

J0152: The project will install exhaust gas heat recovery equipment in boilers and implement associated structural improvements.

J0157: The project will update the closure plans in accordance with the normal regime established by current legislation. These requirements include an initial external audit, detailed risks analysis and their control, and other requirements.

J0172: The project will ensure the availability of water resources in "CS, ME, VE and CV" adductions.

J0199: The project considers obtaining a provisional roadway approval from the Ministry of Public Works to prepare and use the intersection access to Cerro Dominador.

M0020: The project consists of concluding the system of the drinking water network in Maria Elena. It intends to acquire equipment to better address water seepage in town and problems in the sewage chambers. Sewage water management requires a single backfill for final sludge disposal, in keeping with current legislation.

M0039: The project considers requesting the revocation of the saturated zone and the PDME with the Ministry of the Environment.

I0326: The project considers installation of floating covers to reduce evaporation of water collection wells in NV.

Projects for the Studies and Presentations to the Environmental Assessment System

I0177: The project will complete the basic engineering, execute the EIA Tente en el Aire, obtain the legal and sectorial permits for a second stage to secure the execution of the project.

J0070: This is preparing and processing the Environmental Impact Statement (DIA) for the CS pads.

J0122: The project consists of entering the Coya Sur wells into the “environmental impact assessment system” and processing the permits for these wells with the General Directorate of Water Resources (DGA).

Notes to the Consolidated Interim Financial Statement June 30, 2020

SQM Salar S.A.

Environmental Commitments Implementation Projects

L0121: Change of the weather station equipment to comply with the standard.

L0187: The project involves this 5th update to numeric modeling, which would provide compliance with the commitments undertaken during the environmental qualification process for the project “Changes and Improvements to Mining Operations in the Salar de Atacama

L0198: The project will date sediment in the depositional environments of the last 50,000 years to complement the facies sedimentological model provided by the consultant. The project will try to reconstruct the variability history of the lagoon system with absolute ages.

L0200: The project will identify an appropriate device. Field testing of sensors. Purchase of sensors for all points. Installation of sensors. Analyze remote data transmission (future project).

L0203: The project will install a remote telemetry system in boreholes.

L0214: The project consists of implementing a 2019 environmental monitoring plan to monitor an optimum compliance of current environmental regulations.

L0217: The project involves quoting new equipment. Purchase of new equipment. Reparation of old equipment for use as backup in the event of unexpected failure of new equipment.

S0134: The project involves showing information online regarding extractions and reinjections from the Salar. Additionally, it includes biotic and hydrogeological information to show authorities and the community the actions implemented by SQM for the environmental variable it has committed to.

Environmental Improvement Initiatives and Projects

C0057: The project is focused on developing and promoting electro-mobility in our company. The project aims to build and maintain operational 1 off-grid electrolinera in Salar del Carmen (charging points of electric vehicles), which will be supplied 100% with solar energy and which will have a bank of lithium batteries which will increase the efficiency of the system, storing the energy not consumed.

C0068: The project consists of the renovation of 11 Maxi light towers, eliminating fuel consumption.

L0147: This project contemplates the reduction of these industrial waste storage points and packaging of different industrial waste according to the RCA and legislation in force.

L0180: Standardization of lighting and electrical circuits for ground transport operations in Salar de Atacama.

L0188: The project involves the participation of an external consulting team to narrow down the sources of the risks identified, propose operational optimization plans, improvements to control systems (monitoring networks) and support in modeling this deposit with a view to a better evolution of short- and medium-term projections (5 years).

L0189: It includes improving the current lysimeter stations and implementing new stations in important sectors that are not currently measured, with the ability to remotely transmit information. This will improve the spatial coverage of the stations that measure evaporation within the basin. This considers consulting with an expert to propose methodological improvements.

L0232: This considers purchase of GPS and a Full Station for measuring stockpiles, salt height. Pursuant to CORFO requests, equipment is needed to provide information.

L0242: This contemplates consulting to study the large-scale behavior of lagoon systems through the development of analytic or semi-analytic solutions.

Notes to the Consolidated Interim Financial Statement June 30, 2020

S0162: This contemplates the acquisition of technology for optimization and traceability of GHS data.

S0163: The project contains measurement methodology for different terrain parameters and subsequent conceptual modeling.

S0164: This contemplates the unification of proprietary and third-party databases.

S0165: This project takes responsibility for an opportunity to improve the speed of data analysis and efficiency in decision-making.

S0167: This contemplates a series of measures in the conceptualization of the Salar de Atacama basin, as well as updating data sets, which must be implemented to strengthen the model and which will be the management tool model for the basin.

S0169: The project aims to improve the understanding of dynamics between the vegetation and water bodies in the Aguas de Quelana sector.

Sociedad Contractual Minera Búfalo

Environmental Improvement Initiatives and Projects

A0082: The project contemplates the characterization of a potential copper deposit, through the execution of a 3D geophysics program, drilling and sample studies, decreasing the uncertainty of the geological model, as well as processing environmental and sectoral permits that enable the development of activities in the area.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 26 Mineral resource exploration and evaluation expenditure

Given the nature of operations of the SQM Group and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: Execution, economically feasible, not economically feasible and in exploitation:

(a)            Execution: Disbursements for prospecting under implementation and therefore prior to determination of economic feasibility, are classified in accordance with Note 3.23

Chile: ThUS$ 7,517 and ThUS$ 12,841 corresponds to exploration relating caliche and brine exploration as of June 30, 2020 and December 31, 2019, respectively Both are in the Property, Plant and Equipment caption as construction in progress.

For Mt Holland, total disbursements corresponding to construction in progress (which includes exploration disbursements) amount to ThUS$ 39,515 as of June 30, 2020, and ThUS$ 30,475 as of December 31, 2019.

(b)            Economically feasible: Prospecting disbursements corresponding to caliche exploration, wherein the study concluded that its economic feasibility is viable, are classified under “Non-Current Assets in Other Non-current Non-Financial Assets”, The balance as of June 30, 2020, is ThUS$ 6,576 and as of December 31, 2019, it is ThUS$ 6,576.

At June 30, 2020, ThUS$ 3,995 corresponding to advanced metallic exploration are also presented under the heading "Other Non-Current Non-Financial Assets", and as of December 31, 2019, it is ThUS$ 3,433.

For the exploration of the Salar de Atacama, the associated assets correspond to wells that can be used both in monitoring and exploitation of the Salar, Therefore, once the studies are concluded, these are classified as “Non-current Assets” in “Properties, Plants and Equipment”, assigning them a technical useful life of 10 years.

(c)            Not economically feasible: Prospecting disbursements, once finalized and concluded to be not economically feasible, will be charged to profit and loss. As of June 30, 2020, there were no disbursements for this concept and as of December 31, 2019, there was a total of ThUS$ 165 for this concept.

(d)            In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is exploited in the following 12 months is presented as “Current Assets” in the “Process Inventories”, the remaining portion is classified as “Other Non-current Non-Financial Assets”.

As of June 30, 2020, the amount in “Process Inventories”, is ThUS$ 1,591 and the balance as of December 31, 2019 for this concept is ThUS$ 1,367, while in the item “Other Non-current Non-Financial Asset” as of June 30, 2020 is ThUS$ 7,534 and as of December 31, 2019 is ThUS$ 8,645.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 27 Gains (losses) from operating activities in the statement of income of expenses, included according to their nature

27.1	Revenue from operating activities customer activities

The Group derives revenues from the sale of goods (which are recognized at one point in time) and from the provision of services (which are recognized over time) and are distributed among the following geographical areas and main product and service lines.

(a)	Geographic areas:

For the period ended June 30, 2020
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	30,933	675	200	10,063	1,689	9,668	53,228
Latin America and the Caribbean	30,835	5,249	802	14,290	2,185	192	53,553
Europe	85,358	77,978	25,854	17,610	5,761	522	213,083
North America	135,673	51,039	12,827	19,321	11,821	785	231,466
Asia and Others	64,997	53,679	111,532	16,201	52,249	522	299,180
Total	347,796	188,620	151,215	77,485	73,705	11,689	850,510

For the period ended as of June 30, 2019
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	31,300	602	296	14,139	2,450	13,909	62,696
Latin America and the Caribbean	47,048	4,254	1,875	18,752	2,939	128	74,996
Europa	93,803	59,342	39,568	17,248	7,643	333	217,937
North America	142,906	43,687	24,470	21,660	14,403	591	247,717
Asia and Others	68,763	78,235	227,343	16,746	3,429	508	395,024
Total	383,820	186,120	293,552	88,545	30,864	15,469	998,370

Notes to the Consolidated Interim Financial Statement June 30, 2020

(b)	Main product and service lines:

	For the period from January to June of the year		For the period from April to June of the year
	2020	2019	2020	2019
Products and Services	ThUS$	ThUS$	ThUS$	ThUS$
Specialty plant nutrition	347,796	383,820	182,719	199,304
- Sodium Nitrates	9,898	10,780	4,814	4,521
-Potassium nitrate and sodium potassium nitrate	219,929	258,962	115,776	137,250
- Specialty Blends	69,384	66,977	37,992	33,641
- Other specialty fertilizers	48,585	47,101	24,137	23,892
Iodine and derivatives	188,620	186,120	90,869	90,305
Lithium and derivatives	151,215	293,552	85,871	138,522
Potassium	77,485	88,545	34,154	44,441
Industrial chemicals	73,705	30,864	59,057	13,902
Other	11,689	15,469	5,803	7,658
- Services	1,529	1,641	753	832
- Income from property leases	766	716	393	348
- Income from subleases on right-of-use assets	106	141	51	64
- Commodities	4,698	4,677	2,814	2,981
-Other ordinary income of Commercial Offices	4,590	8,294	1,792	3,433
Total	850,510	998,370	458,473	494,132

Notes to the Consolidated Interim Financial Statement June 30, 2020

27.2	Cost of sales

Cost of sales broken down by nature of expense

	For the period from January to June of the year		For the period from April to June of the year
	2020	2019	2020	2019
Nature of expense	ThUS$	ThUS$	ThUS$	ThUS$
Raw materials and consumables used	(140,679)	(134,009)	(72,276)	(65,800)
Classes of employee benefit expenses	(76,696)	(85,752)	(38,177)	(41,986)
Depreciation expense	(94,610)	(94,601)	(48,226)	(47,103)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(2,414)	(2,262)	(923)	(1,151)
Amortization expense	(1,999)	(2,402)	(808)	(1,226)
Investment plan expenses	(8,827)	(7,869)	(3,193)	(6,829)
Provision for site closure	(455)	(455)	(228)	(227)
Provision for materials, spare parts and supplies	(2,350)	(6,557)	(3,488)	(1,721)
Contractors	(62,625)	(57,306)	(34,855)	(31,077)
Operating leases	(28,751)	(18,612)	(15,634)	(6,833)
Mining concessions	(3,484)	(3,979)	(1,440)	(1,995)
Operations transport	(29,290)	(25,892)	(16,185)	(13,983)
Freight and product transport costs	(24,276)	(21,234)	(13,401)	(10,092)
Purchase of products from third parties	(112,633)	(117,432)	(59,730)	(64,144)
Insurance	(7,194)	(9,758)	(3,338)	(3,707)
CORFO rights and other agreements	(41,036)	(84,955)	(17,850)	(39,448)
Export costs	(65,769)	(64,350)	(41,835)	(39,046)
Expenses related to Variable Parts Leases (contracts under IFRS 16))	(548)	(548)	(274)	(274)
Variation in inventory	91,135	32,098	33,076	18,159
Variation in inventory provision	955	7,050	965	1,311
Other	(3,372)	(11,520)	7,194	5,568
Total	(614,918)	(710,345)	(330,626)	(351,604)

Notes to the Consolidated Interim Financial Statement June 30, 2020

27.3	Other income

	For the period from January to June of the year		For the period from April to June of the year
	2020	2019	2020	2019
Other income	ThUS$	ThUS$	ThUS$	ThUS$
Discounts obtained from suppliers	319	322	145	160
Fines charged to suppliers	223	200	101	44
Taxes recovered	-	134	-	(1)
Amounts recovered from insurance	1,037	82	37	25
Overestimate of provisions for third-party obligations	42	34	(351)	25
Sale of assets classified as properties, plant and equipment	88	-	76	-
Other operating income	824	1,405	360	716
Options on mining claims	3,907	1,284	3,847	1,179
Easements, pipelines and roads	18	5,463	-	463
Mining licenses and notary costs reimbursed	14	187	14	187
Total	6,472	9,111	4,229	2,798

27.4	Administrative expenses

	For the period from January to June of the year		For the period from April to June of the year
	2020	2019	2020	2019
Administrative expenses	ThUS$	ThUS$	ThUS$	ThUS$
Employee benefit expenses	(25,823)	(28,336)	(13,144)	(14,633)
Marketing costs	(1,191)	(2,343)	(487)	(970)
Amortization expenses	(38)	(1)	(25)	(1)
Entertainment expenses	(1,256)	(3,070)	(393)	(1,796)
Advisory services	(7,793)	(9,378)	(3,151)	(5,066)
Lease of buildings and facilities	(910)	(2,104)	(568)	(1,422)
Insurance	(1,574)	(1,250)	(967)	(713)
Office expenses	(3,039)	(3,043)	(1,928)	(1,627)
Contractors	-	-	-	-
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(722)	(788)	(131)	(394)
Other expenses, by nature	(6,572)	(5,226)	(3,590)	(2,412)
Total	(48,918)	(55,539)	(24,384)	(29,034)

Notes to the Consolidated Interim Financial Statement June 30, 2020

27.5	Other expenses, by function

	For the period from January to June of the year		For the period from April to June of the year

	2020	2019	2020	2019
Other expenses by function	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation and amortization expense
Depreciation of assets not in use	(24)	(15)	(13)	(8)
Subtotal	(24)	(15)	(13)	(8)
Impairment losses (reversals of impairment losses) recognized in profit (loss) for the year
Property, plant and equipment	-	-	-	-
Intangible assets other than goodwill	(523)	-	(523)	-
Goodwill	(140)	-	(140)	-
Non-current assets and disowned groups held for sale	(106)	-	(106)	-
Subtotal	(769)	-	(769)	-
Other expenses, by nature
Legal expenses	(3,274)	(3,938)	(2,333)	515
VAT and other unrecoverable taxes	(67)	(699)	148	(398)
Fines paid	(210)	(68)	(51)	(20)
Investment plan expenses	(478)	(1,927)	(100)	(1,175)
Non-metallic exploration expenses	(2,277)	(2,573)	(1,170)	(1,488)
Donations	(3,987)	(3,260)	(2,946)	(2,536)
Other operating expenses	(982)	(820)	(306)	(216)
Subtotal	(11,275)	(13,285)	(6,758)	(5,318)
Total	(12,068)	(13,300)	(7,540)	(5,326)

27.6	Other gains (losses)

	For the period from January to June of the year		For the period from April to June of the year

	2020	2019	2020	2019
Other income (expenses)	ThUS$	ThUS$	ThUS$	ThUS$
Adjust previous year application method of participation	(25)	(694)	(240)	(824)
Impairment of interests in joint ventures	(5,624)	-	(6,085)	-
Others	(171)	(30)	(195)	(24)
Total	(5,820)	(724)	(6,520)	(848)

Notes to the Consolidated Interim Financial Statement June 30, 2020

27.7	Impairment of gains and reversal of impairment losses

	For the period from January to June of the year		For the period from April to June of the year

	2020	2019	2020	2019
Description	ThUS$	ThUS$	ThUS$	ThUS$
(Impairment) /reversion of value of financial assets impairment losses	1,889	(2,679)	119	(3,233)
Totals	1,889	(2,679)	119	(3,233)

27.8	Summary of expenses by nature

The following summary considers notes 27.2, 27.4 and 27.5

	For the period from January to June of the year		For the period from April to June of the year

	2020	2019	2020	2019
Expenses by nature	ThUS$	ThUS$	ThUS$	ThUS$
Raw materials and consumables	(140,679)	(134,009)	(72,276)	(65,800)
Classes of Employee Benefit Expenses	(102,519)	(114,088)	(51,321)	(56,619)
Depreciation and amortization expense
Depreciation expense	(94,634)	(94,616)	(48,239)	(47,111)
Depreciation of Right-of-use Assets	(3,136)	(3,050)	(1,054)	(1,545)
Amortization expense	(2,037)	(2,403)	(833)	(1,227)
Legal expenses	(3,274)	(3,938)	(2,333)	515
Investment plan expenses	(9,305)	(9,796)	(3,293)	(8,004)
Non-metallic exploration expenses	(2,277)	(2,573)	(1,170)	(1,488)
Provision for site closure	(455)	(455)	(228)	(227)
Provision for materials, spare parts and supplies	(2,350)	(6,557)	(3,488)	(1,721)
Contractors	(62,625)	(57,306)	(34,825)	(31,077)
Leases	(29,661)	(20,716)	(16,202)	(8,255)
Mining concessions	(3,484)	(3,979)	(1,440)	(1,995)
Operation transport	(29,290)	(25,892)	(16,185)	(13,983)
Freight and product transport costs	(24,276)	(21,234)	(13,401)	(10,092)
Purchase of products from third parties	(112,633)	(117,432)	(59,730)	(64,144)
CORFO rights	(41,036)	(84,955)	(17,850)	(39,448)
Export costs	(65,769)	(64,350)	(41,835)	(39,046)
Expenses related to Variable Parts Leases (IFRS 16)	(548)	(548)	(274)	(274)
Insurance	(8,768)	(11,008)	(4,305)	(4,420)
Consultant and advisor services	(7,793)	(9,378)	(3,151)	(5,066)
Variation in inventory	91,135	32,098	33,076	18,159
Variation in provision on product inventory	955	7,050	965	1,311
Other expenses	(21,445)	(30,049)	(3,128)	(4,407)
Total expenses by nature	(675,904)	(779,184)	(362,550)	(385,964)

Notes to the Consolidated Interim Financial Statement June 30, 2020

27.9	Finance expenses

	For the period from January to June of the year		For the period from April to June of the year

	2020	2019	2020	2019
Finance expenses	ThUS$	ThUS$	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(1,567)	(1,044)	(640)	(571)
Interest expense from bonds	(44,578)	(34,323)	(21,624)	(17,886)
Interest expense from loans	(1,020)	(1,366)	(466)	(702)
Capitalized interest expenses	4,323	2,973	2,094	1,512
Financial expenses for site closure	(481)	(3,727)	(165)	(2,247)
Interest on lease agreement	(618)	(578)	(277)	(234)
Other finance costs	(416)	(500)	(213)	(107)
Total	(44,357)	(38,565)	(21,291)	(20,235)

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 28     Reportable segments

28.1	Reportable segments

(a)	General information:

The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 28.2).

The performance of each segment is measured based on net income and revenues. Inter-segment sales are made using terms and conditions at current market rates.

(b)	Factors used to identify segments on which a report should be presented:

The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

(c)	Description of the types of products and services from which each reportable segment obtains its income from ordinary activities

The operating segments, which obtain income from ordinary activities, generate expenses and have its operating results reviewed on a regular basis by the highest authority who makes decisions regarding operations, relate to the following groups of products:

1.	Specialty plant nutrients

2.	Iodine and its derivatives

3.	Lithium and its derivatives

4.	Industrial chemicals

5.	Potassium

6.	Other products and services

(d)	Description of income sources for all the other segments

Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Unallocated amounts” category of the disclosed information.

Notes to the Consolidated Interim Financial Statement June 30, 2020

(e)	Basis of accounting for transactions between reportable segments

Inter-segment sales are made under the same conditions as sales to third parties and are measured consistently as presented in the statement of income.

(f)	Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to coproduction processes, for example common leaching expenses for production of Iodine and Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production and etc.

The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.

(g)	Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

(h)	Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

Notes to the Consolidated Interim Financial Statement June 30, 2020

28.2	Reportable segment disclosures:

Operating segment items as of June 30, 2020	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of June 30, 2020

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	347,796	188,620	151,215	73,705	77,485	11,689	850,510	850,510	-	850,510
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	347,796	188,620	151,215	73,705	77,485	11,689	850,510	850,510	-	850,510
Costs of sales	(267,766)	(97,080)	(114,173)	(53,184)	(72,076)	(10,639)	(614,918)	(614,918)	-	(614,918)
Administrative expenses	-	-	-	-	-	-	-	-	(48,918)	(48,918)
Interest expense	-	-	-	-	-	-	-	-	(44,357)	(44,357)
Depreciation and amortization expense	(26,064)	(17,654)	(26,199)	(7,244)	(16,784)	(5,230)	(99,175)	(99,175)	(632)	(99,807)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	6,393	6,393
Income (loss) before taxes	80,078	91,554	36,194	20,597	6,109	1,059	235,591	235,591	(92,836)	142,755
Income tax expense	-	-	-	-	-	-	-	-	(46,066)	(46,066)
Net income (loss)	80,078	91,554	36,194	20,597	6,109	1,059	235,591	235,591	(138,902)	96,689
Assets	-	-	-	-	-	-	-	-	4,742,403	4,742,403
Equity-accounted investees	-	-	-	-	-	-	-	-	71,561	71,561
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	27,555	27,555
Increase of non-current assets	-	-	-	-	-	-	-	-	-	-
Liabilities	-	-	-	-	-	-	-	-	2,622,737	2,622,737
Impairment loss recognized in profit or loss	-	-	-	-	-	-	-	-	1,889	1,889
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	126,986	126,986
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(155,933)	(155,933)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	22,906	22,906

Notes to the Consolidated Interim Financial Statement June 30, 2020

Operating segment items as of June 30, 2019	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of June 30, 2020

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	383,820	186,120	293,552	30,864	88,545	15,469	998,370	998,370	-	998,370
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	383,820	186,120	293,552	30,864	88,545	15,469	998,370	998,370	-	998,370
Costs of sales	(308,845)	(115,972)	(173,081)	(21,343)	(77,003)	(14,101)	(710,345)	(710,345)	-	(710,345)
Administrative expenses	-	-	-	-	-	-	-	-	(55,539)	(55,539)
Interest expense	-	-	-	-	-	-	-	-	(38,565)	(38,565)
Depreciation and amortization expense	(33,354)	(19,956)	(24,898)	(3,135)	(12,363)	(4,710)	(98,416)	(98,416)	(1,653)	(100,069)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	6,822	6,822
Income (loss) before taxes	74,975	70,148	120,471	9,521	11,542	1,368	288,025	288,025	(78,338)	209,687
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(58,487)	(58,487)
Net income (loss)	74,975	70,148	120,471	9,521	11,542	1,368	288,025	288,025	(136,825)	151,200
Assets	-	-	-	-	-	-	-	-	4,716,013	4,716,013
Equity-accounted investees	-	-	-	-	-	-	-	-	114,344	114,344
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	87,211	87,211
Increase of non-current assets	-	-	-	-	-	-	-	-		-
Liabilities	-	-	-	-	-	-	-	-	2,578,661	2,578,661
Impairment loss recognized in profit or loss	-	-	-	-	-	-	-	-	(2,679)	(2,679)
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	210,913	210,913
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(224,538)	(224,538)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	252,611	252,611

Notes to the Consolidated Interim Financial Statement June 30, 2020

28.3	Statement of comprehensive income classified by reportable segments based on groups of products

Items in the statement of comprehensive income as of June 30, 2020	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	347,797	188,619	151,215	73,705	77,485	11,689	-	850,510
Costs of sales	(267,719)	(97,064)	(115,021)	(53,108)	(71,376)	(10,630)	-	(614,918)
Gross profit	80,078	91,555	36,194	20,597	6,109	1,059	-	235,592
Other incomes	-	-	-	-	-	-	6,472	6,472
Administrative expenses	-	-	-	-	-	-	(48,918)	(48,918)
Other expenses by function	-	-	-	-	-	-	(12,068)	(12,068)
Impairment of gains and review of impairment losses (impairment losses)	-	-	-	-	-	-	1,889	1,889
Other gains (losses)	-	-	-	-	-	-	(5,820)	(5,820)
Financial income	-	-	-	-	-	-	10,319	10,319
Financial costs	-	-	-	-	-	-	(44,357)	(44,357)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	6,393	6,393
Exchange differences	-	-	-	-	-	-	(6,747)	(6,747)
Profit (loss) before taxes	80,078	91,555	36,194	20,597	6,109	1,059	(92,837)	142,755
Income tax expense	-	-	-	-	-	-	(46,066)	(46,066)
Profit (loss) from continuing operations	80,078	91,555	36,194	20,597	6,109	1,059	(138,903)	96,689
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	80,078	91,555	36,194	20,597	6,109	1,059	(138,903)	96,689
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	95,821	95,821
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	868	868
Profit (loss)	-	-	-	-	-	-	96,689	96,689

Notes to the Consolidated Interim Financial Statement June 30, 2020

Items in the statement of comprehensive income as of June 30, 2019	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	383,820	186,120	293,552	30,864	88,545	15,469	-	998,370
Cost of sales	(308,845)	(115,972)	(173,081)	(21,343)	(77,003)	(14,101)	-	(710,345)
Gross profit	74,975	70,148	120,471	9,521	11,542	1,368	-	288,025
Other incomes by function	-	-	-	-	-	-	9,111	9,111
Administrative expenses	-	-	-	-	-	-	(55,539)	(55,539)
Other expenses by function	-	-	-	-	-	-	(13,300)	(13,300)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	(2,679)	(2,679)
Other gains (losses)	-	-	-	-	-	-	(724)	(724)
Financial income	-	-	-	-	-	-	12,418	12,418
Financial costs	-	-	-	-	-	-	(38,565)	(38,565)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	6,822	6,822
Exchange differences	-	-	-	-	-	-	4,118	4,118
Profit (loss) before taxes	74,975	70,148	120,471	9,521	11,542	1,368	(78,338)	209,687
Income tax expense	-	-	-	-	-	-	(58,487)	(58,487)
Profit (loss) from continuing operations	74,975	70,148	120,471	9,521	11,542	1,368	(136,825)	151,200
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	74,975	70,148	120,471	9,521	11,542	1,368	(136,825)	151,200
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	150,724	150,724
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	476	476
Profit (loss)	-	-	-	-	-	-	151,200	151,200

Notes to the Consolidated Interim Financial Statement June 30, 2020

28.4	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

28.5	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers who individually represent 10% or more of its revenue. Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution. The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company’s Management.

Notes to the Consolidated Interim Financial Statement June 30, 2020

28.6	Segments by geographical areas

Items as of June 30, 2020	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	53,228	53,553	213,083	231,466	299,180	850,510
Investment accounted for under the equity method	-	-	55,555	485	15,521	71,561
Intangible assets other than goodwill	105,877	540	1,133	2,461	77,014	187,025
Goodwill	22,255	86	11,531	724	-	34,596
Property, plant and equipment, net	1,579,258	524	3,750	3,418	42,701	1,629,651
Right-of-use assets	25,878	-	2,623	4,446	85	33,032
Other non-current assets	19,148	25	6	-	-	19,179
Non-current assets	1,752,416	1,175	74,598	11,534	135,321	1,975,044

Items as of June 30, 2019	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	62,696	74,996	217,937	247,717	395,024	998,370
Investment accounted for under the equity method	-	-	61,753	15,156	37,435	114,344
Intangible assets other than goodwill	109,369	-	-	3,313	77,446	190,128
Goodwill	22,535	86	11,511	724	-	34,856
Property, plant and equipment, net	1,476,427	337	4,222	3,455	21,601	1,506,042
Right-of-use assets	28,568	-	-	-	-	28,568
Other non-current assets	15,203	23	4	-	111	15,341
Non-current assets	1,652,102	446	77,490	22,648	136,593	1,889,279

Notes to the Consolidated Interim Financial Statement June 30, 2020

28.7	Property, plant and equipment classified by geographical areas

The company's main production facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of June 30, 2020 and December 31, 2019:

	Location		Products

-	Pedro de Valdivia	:	Production of iodine and nitrate salts
-	María Elena	:	Production of iodine and nitrate salts
-	Coya Sur	:	Production of nitrate
-	Nueva Victoria	:	Production of iodine and nitrate salts
-	Salar de Atacama	:	Potassium chloride, lithium chloride, boric acid and potassium sulfate
-	Salar del Carmen	:	Production of lithium carbonate and lithium hydroxide
-	Tocopilla	:	Port facilities

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 29	Borrowing costs

The cost of interest is recognized as an expense in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23.

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

(a)	Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

Financing costs are not activated for periods that exceed the normal term for acquisition, construction or installation of the property; such is the case for delays, interruptions or temporary suspension of the project due to technical, financial or other problems that make it impossible to leave the property in usable conditions.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	As of June 30, 2020	As of June 30, 2019
Costs of capitalized interest	ThUS$	ThUS$
Capitalization rate of costs for capitalized interest	4%	4%
Amount of costs for interest capitalized in ThUS$	4,323	2,973

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 30	Effect of fluctuations in foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss and other comprehensive income:

Foreign currency exchange differences recognized in profit or loss and	As of June 30, 2020	As of June 30, 2019
other comprehensive income	ThUS$	ThUS$
Conversion foreign exchange gains (losses) recognized in the result of the year	(6,747)	4,118
Conversion foreign exchange reserves
Conversion foreign exchange reserves attributable to the owners of the controlling entity.	(1,406)	1,712
Conversion foreign exchange reserves attributable to the non-controlling entity.	319	(30)
Total	(1,087)	1,682

b)	Reserves for foreign currency exchange differences:

As of June 30, 2020, and 2019, foreign currency exchange differences are detailed as follows:

	As of June 30, 2020	As of June 30, 2019
Details	ThUS$	ThUS$
Changes in equity generated by the equity method value through conversion:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	(9)	(17)
Proinsa Ltda.	(10)	(10)
Comercial Agrorama Ltda.	121	(37)
Isapre Norte Grande Ltda.	(95)	13
Almacenes y Depósitos Ltda.	120	121
Sacal S.A.	(3)	(3)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(29)	(7)
Agrorama S.A.	534	96
Doktor Tarsa	(13,811)	(13,811)
SQM Vitas Fzco	(3,721)	(1,971)
Ajay Europe	(1,431)	(1,326)
SQM Eastmed Turkey	(234)	(147)
Doctochem	(5)	-
Coromandel SQM India	(431)	(369)
SQM Italia SRL	(234)	(220)
SQM Oceanía Pty Ltd.	(579)	(634)
SQM Indonesia S.A.	(124)	(124)
Abu Dhabi Fertillizers Industries WWL.	372	371
SQM Vitas Holland	(192)	(178)
SQM Thailand Limited	(68)	(68)
SQM Europe	(1,983)	(1,983)
SQM Australia Pty Ltd.	(4,006)	(4,657)
Pavoni & C. Spa	(178)	46
Terra Tarsa BV	(96)	58
Plantacote NV	(15)	467
Doktolab Tarim Arastirma San.	(85)	(18)
Kore Potash PLC (a)	(1,883)	(1,260)
SQM Colombia SAS	(80)	69
Total	(27,151)	(24,595)

Notes to the Consolidated Interim Financial Statement June 30, 2020

c)	Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the U.S. dollar.

d)	Reasons to use one presentation currency and a different functional currency

-      A relevant portion of the revenues of these subsidiaries are associated with the local currency.

-      The exploitation cost structure of these companies is affected by the local currency.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 31 Disclosures on the effects of fluctuations in foreign currency exchange rates

a)	Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of Asset	Currency	As of June 30, 2020 ThUS$	As of December 31, 2019 ThUS$
Cash and cash equivalents	USD	527,872	558,572
Cash and cash equivalents	ARS	-	3
Cash and cash equivalents	CLP	18,948	8,240
Cash and cash equivalents	CNY	7,623	2,484
Cash and cash equivalents	EUR	15,104	3,131
Cash and cash equivalents	GBP	11	3
Cash and cash equivalents	AUD	3,129	8,492
Cash and cash equivalents	INR	6	6
Cash and cash equivalents	MXN	1,382	2,103
Cash and cash equivalents	PEN	4	4
Cash and cash equivalents	AED	2	-
Cash and cash equivalents	JPY	1,673	1,559
Cash and cash equivalents	ZAR	5,838	3,929
Cash and cash equivalents	KRW	36	-
Cash and cash equivalents	IDR	3	3
Cash and cash equivalents	PLN	-	1
Subtotal cash and cash equivalents		581,631	588,530
Other current financial assets	USD	252,415	127,889
Other current financial assets	CLF	-	36,896
Other current financial assets	CLP	241,164	340,705
Subtotal other current financial assets		493,579	505,490
Other current non-financial assets	USD	11,424	16,535
Other current non-financial assets	ARS	-	-
Other current non-financial assets	AUD	147	285
Other current non-financial assets	BRL	-	2
Other current non-financial assets	CLF	15	31
Other current non-financial assets	CLP	19,933	24,374
Other current non-financial assets	CNY	1,964	326
Other current non-financial assets	EUR	629	3,055
Other current non-financial assets	MXN	2,985	2,629
Other current non-financial assets	THB	99	22
Other current non-financial assets	JPY	242	174
Other current non-financial assets	ZAR	25	3,119
Subtotal other non-financial current assets		37,463	50,552
Trade and other receivables	USD	209,989	225,554
Trade and other receivables	PEN	1	6
Trade and other receivables	BRL	14	19
Trade and other receivables	CLF	715	504
Trade and other receivables	CLP	34,400	56,023
Trade and other receivables	CNY	3,373	3,340
Trade and other receivables	EUR	35,499	24,925
Trade and other receivables	GBP	644	148
Trade and other receivables	MXN	740	211
Trade and other receivables	AED	1,372	1,193
Trade and other receivables	THB	1,384	1,695
Trade and other receivables	JPY	32,397	66,266
Trade and other receivables	AUD	794	801
Trade and other receivables	ZAR	4,343	15,900
Trade and other receivables	COP	3,528	2,557
Subtotal trade and other receivables		329,193	399,142
Receivables from related parties	USD	58,240	60,135
Receivables from related parties	EUR	1,860	1,092
Receivables from related parties	AUD	-	-
Subtotal receivables from related parties		60,100	61,227

Notes to the Consolidated Interim Financial Statement June 30, 2020

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	As of June 30, 2020 ThUS$	As of December 31, 2019 ThUS$
Current inventories	USD	1,075,428	983,338
Subtotal Current Inventories		1,075,428	983,338
Current tax assets	USD	105,391	87,509
Current tax assets	ARS	1	1
Current tax assets	CLP	942	1,623
Current tax assets	CNY	3	-
Current tax assets	EUR	3,947	61
Current tax assets	MXN	1,296	1,806
Current tax assets	PEN	3	-
Current tax assets	ZAR	140	139
Current tax assets	COP	-	294
Current tax assets	THB	1	-
Subtotal current tax assets		111,724	91,433
Non-current assets or groups of assets classified as held for sale	USD	32,107	2,454
Subtotal Non-current assets or groups of assets classified as held for sale		32,107	2,454
Total current assets		2,721,225	2,682,166
Non-current assets
Other non-current financial assets	USD	8,189	8,687
Other non-current financial assets	CLP	20	20
Other non-current financial assets	EUR	562	-
Other non-current financial assets	JPY	74	71
Subtotal Other non-current financial assets		8,845	8,778
Other non-current non-financial assets	USD	18,492	19,101
Other non-current non-financial assets	BRL	16	22
Other non-current non-financial assets	COP	8	6
Other non-current non-financial assets	EUR	6	4
Other non-current non-financial assets	CLP	657	596
Subtotal Other non-current non-financial assets		19,179	19,729
Other receivables, non-current	USD	4,017	522
Other receivables, non-current	CLF	122	165
Other receivables, non-current	MXN	124	43
Other receivables, non-current	COP	4	-
Other receivables, non-current	CLP	843	980
Subtotal Other receivables, non-current		5,110	1,710
Investments classified using the equity method of accounting	USD	48,949	57,777
Investments classified using the equity method of accounting	TRY	-	26,624
Investments classified using the equity method of accounting	AED	11,504	9,111
Investments classified using the equity method of accounting	EUR	9,669	14,315
Investments classified using the equity method of accounting	INR	1,144	1,568
Investments classified using the equity method of accounting	THB	295	40
Subtotal Investments classified using the equity method of accounting		71,561	109,435
Intangible assets other than goodwill	USD	184,861	185,951
Intangible assets other than goodwill	MXN	1,082	1,137
Intangible assets other than goodwill	CLP	147	136
Intangible assets other than goodwill	EUR	935	1,134
Subtotal intangible assets other than goodwill		187,025	188,358
Purchases goodwill, gross	USD	34,438	34,438
Purchases goodwill, gross	CLP	-	140
Purchases goodwill, gross	EUR	158	148
Subtotal Purchases goodwill, gross		34,596	34,726
Property, plant and equipment	USD	1,613,915	1,556,160
Property, plant and equipment	CLP	4,169	3,294
Property, plant and equipment	EUR	4,806	4,756
Property, plant and equipment	AED	1,009	-
Property, plant and equipment	BRL	113	-
Property, plant and equipment	MXN	5,429	5,588
Property, plant and equipment	COP	103	108
Property, plant and equipment	ZAR	107	-
Subtotal property, plant and equipment		1,629,651	1,569,906
Right-of-use assets	USD	33,032	37,164
Subtotal Right-of-use assets		33,032	37,164
Current tax assets, non-current	USD	32,179	32,179
Subtotal Current tax assets, non-current		32,179	32,179
Total non-current assets		2,021,178	2,001,985
Total assets		4,742,403	4,684,151

Notes to the Consolidated Interim Financial Statement June 30, 2020

		As of June 30, 2020			As of December 31, 2019
Class of liability	Currency	Up to 90 days ThUS$	More than 90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	More than 90 days to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	USD	28,772	4,254	33,026	20,582	250,694	271,276
Other current financial liabilities	CLF	130,554	52,387	182,941	19,518	323	19,841
Other current financial liabilities	BRL	-	-	-	11	-	11
Subtotal other current financial liabilities		159,326	56,641	215,967	40,111	251,017	291,128
Lease liabilities, current	USD	1,803	4,829	6,632	-	7,694	7,694
Subtotal Lease liabilities, current		1,803	4,829	6,632	-	7,694	7,694
Trade and other payables	USD	72,588	13,483	86,071	44,146	-	44,146
Trade and other payables	BRL	8	-	8	10	-	10
Trade and other payables	THB	10	-	10	53	-	53
Trade and other payables	CLP	76,226	3	76,229	73,703	17,108	90,811
Trade and other payables	CNY	1,613	-	1,613	-	-	-
Trade and other payables	EUR	23,937	1,321	25,258	58,538	5	58,543
Trade and other payables	GBP	18	-	18	17	-	17
Trade and other payables	INR	1	-	1	1	-	1
Trade and other payables	MXN	955	-	955	5,122	-	5,122
Trade and other payables	PEN	4	-	4	5	-	5
Trade and other payables	AUD	2,544	-	2,544	4,442	-	4,442
Trade and other payables	ZAR	637	-	637	2,260	-	2,260
Trade and other payables	AED	-	-	-	188	-	188
Trade and other payables	COP	102	-	102	192	-	192
Subtotal trade and other payables		178,643	14,807	193,450	188,677	17,113	205,790
Trade payables due to related parties, current	USD	215	-	215	475	-	475
Trade payables due to related parties, current	EUR	-	6	6	-	-	-
Trade payables due to related parties, current	JPY	1,204	-	1,204	-	-	-
Subtotal Trade payables due to related parties, current		1,419	6	1,425	475	-	475
Other current provisions	USD	83,691	1,749	85,440	109,650	820	110,470
Other current provisions	ARS	-	-	-	7	-	7
Other current provisions	CLP	146	-	146	82	-	82
Other current provisions	EUR	6	-	6	6	-	6
Other current provisions	JPY	-	-	-	-	-	-
Subtotal other current provisions		83,843	1,749	85,592	109,745	820	110,565

Notes to the Consolidated Interim Financial Statement June 30, 2020

		As of June 30, 2020			As of December 31, 2019
Class of liability	Currency	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
Current tax liabilities	USD	-	20,661	20,661	2,863	14,994	17,857
Current tax liabilities	CLP	-	-	-	-	17	17
Subtotal current tax liabilities		-	20,661	20,661	2,863	15,011	17,874
Provisions for employee benefits, current	USD	11,401	2,933	14,334	12,486	3,901	16,387
Subtotal Provisions for employee benefits, current		11,401	2,933	14,334	12,486	3,901	16,387
Other current non-financial liabilities	USD	90.236	254	90,490	117,136	154	117,290
Other current non-financial liabilities	THB	-	-	-	30	-	30
Other current non-financial liabilities	BRL	2	-	2	3	-	3
Other current non-financial liabilities	CLP	5,058	583	5,641	5,969	2,439	8,408
Other current non-financial liabilities	CNY	35	-	35	-	-	-
Other current non-financial liabilities	EUR	633	112	745	842	-	842
Other current non-financial liabilities	MXN	68	31	99	129	64	193
Other current non-financial liabilities	JPY	41	31	72	21	12	33
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	ZAR	176	-	176	10	-	10
Other current non-financial liabilities	COP	-	14	14	20	-	20
Subtotal other current non-financial liabilities		96,319	1,025	97,344	124,230	2,669	126,899
Total current liabilities		532,754	102,651	635,405	478,587	298,225	776,812

Notes to the Consolidated Interim Financial Statement June 30, 2020

		As of June 30, 2020
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	-	51,379	368,170	-	1,086,389	1,505,938
Other non-current financial liabilities	CLF	-	-	-	-	209,478	209,478
Subtotal Other non-current financial liabilities		-	51,379	368,170	-	1,295,867	1,715,416
Non-current lease liabilities	USD	-	-	-	-	27,261	27,261
Subtotal non-current lease liabilities		-	-	-	-	27,261	27,261
Non-current Trade and other payables	USD	9,777	-	-	-	-	9,777
Subtotal Non-current Trade and other payables		9,777	-	-	-	-	9,777
Other non-current provisions	USD	23,280	186	-	1,229	10,187	34,882
Subtotal Other non-current provisions		23,280	186	-	1,229	10,187	34,882
Deferred tax liabilities	USD	66,682	36,206	54,348	15,133	4	172,373
Subtotal Deferred tax liabilities		66,682	36,206	54,348	15,133	4	172,373
Provisions for employee benefits, non-current	USD	26,788	13	-	-	-	26,801
Provisions for employee benefits, non-current	CLP	522	-	-	-	-	522
Provisions for employee benefits, non-current	MXN	95	-	-	-	-	95
Provisions for employee benefits, non-current	JPY	205	-	-	-	-	205
Subtotal Provisions for employee benefits, non-current		27,610	13	-	-	-	27,623
Total non-current liabilities		127,349	87,784	422,518	16,362	1,333,319	1,987,332
Total liabilities							2,622,737

Notes to the Consolidated Interim Financial Statement June 30, 2020

		As of December 31, 2019
Class of liability	Currency	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	89,896	42,336	313,749	13,749	617,055	1,076,785
Other non-current financial liabilities	CLF	-	-	-	-	411,938	411,938
Subtotal Other non-current financial liabilities		89,896	42,336	313,749	13,749	1,028,993	1,488,723
Non-current lease liabilities	USD	-	-	-	-	30,203	30,203
Subtotal non-current lease liabilities		-	-	-	-	30,203	30,203
Non-current Trade and other payables	USD	-	-	-	-	-	-
Subtotal Non-current Trade and other payables		-	-	-	-	-	-
Other non-current provisions	USD	23,014	167	-	1,452	10,057	34,690
Subtotal Other non-current provisions		23,014	167	-	1,452	10,057	34,690
Deferred tax liabilities	USD	69,048	-	-	114,353	10	183,411
Subtotal Deferred tax liabilities		69,048	-	-	114,353	10	183,411
Provisions for employee benefits, non-current	USD	34,884	-	-	-	-	34,884
Provisions for employee benefits, non-current	CLP	519	-	-	-	-	519
Provisions for employee benefits, non-current	MXN	236	-	-	-	-	236
Provisions for employee benefits, non-current	JPY	201	-	-	-	-	201
Subtotal Provisions for employee benefits, non-current		35,840	-	-	-	-	35,840
Total non-current liabilities		217,798	42,503	313,749	129,554	1,069,263	1,772,867
Total liabilities							2,549,679

b)	Effect of exchange rate changes on the statement of income

	For the period from January to June of the year
Foreign currency exchange rate changes	2020	2019
	ThUS$	ThUS$
Profit (loss) in foreign currency	(6,747)	4,118
Net profit in foreign currency	-	-
Net loss in foreign currency	-	-
Foreign currency translation reserve	(1,406)	1,712
Total	(8,153)	5,830

The average and closing exchange rate for foreign currency is revealed in Note 3.3

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 32    Income tax and deferred taxes

Accounts receivable from taxes as of June 30, 2020 and December 31, 2019, are as follows:

32.1	Current and non-current tax assets

a)      Current

Current tax assets	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	23,540	47,283
Monthly provisional income tax payments, foreign companies	6,204	124
Corporate tax credits (1)	(3,096)	1,262
1st category tax absorbed by tax loss (2)	-	916
Taxes in recovery process	85,076	41,848
Total	111,724	91,433

b)	Non-current

Non-current tax assets	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies compensated by the specific tax on mining activity (Lithium)	6,398	6,398
Specific tax on mining activities (IEAM) paid by Lithium (on consignment)	25,781	25,781
Total	32,179	32,179

(1)	These credits are available for Companies and are related to corporate tax payments in April of the following year, these credits include, among others, credits for training expenses (SENCE), credits for acquisition of fixed assets, donations and credits in Chile for taxes paid abroad.

(2)	This concept corresponds to the absorption of the tax losses determined by the company at the end of the year, which must be attributed to the dividends received during the year.

Notes to the Consolidated Interim Financial Statement June 30, 2020

32.2	Current tax liabilities

Current tax liabilities	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
1st Category income tax	7,534	7,863
Foreign company income tax	13,084	9,944
Article 21 single tax	43	67
Total	20,661	17,874

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 20,780 is 27%.

The royalty is determined by applying the taxable rate to the net operating income obtained, according to the chart in force, the Company currently provisioned 5% for mining royalties that involve operations in the Salar de Atacama and 6.07% for caliche extraction operations.

The income tax rate for the main countries where the Company operates is presented below:

Country	Income tax	Income tax
	2020	2019
Spain	25%	25%
Belgium	29.58%	29.58%
Mexico	30%	30%
United States	21% + 6%	21% + 6%
South Africa	28%	28%

Notes to the Consolidated Interim Financial Statement June 30, 2020

32.3	Income tax and deferred taxes

Assets and liabilities recognized in the statement of financial position are offset if and only if:

(a)	The Company has recognized legally before the tax authority the right to offset the amounts recognized in these entries; and

(b)	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)            the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to exercise tax assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Recognized deferred income tax assets are the income taxes that are to be recovered in future periods, related to:

a)            deductible temporary differences.

b)            the offsetting of losses obtained in prior periods and not yet subject to tax deduction; and

c)            the offsetting of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge these losses or unused fiscal credits.

Recognized deferred tax liabilities refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

Notes to the Consolidated Interim Financial Statement June 30, 2020

(a)	Deferred tax assets and liabilities as of June 30, 2020

Description of deferred tax assets and liabilities as of June 30, 2020	Net liability position
	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	95,413	-
Property, plant and equipment and capitalized interest	-	(190,697)
Facility closure provision	7,448	-
Manufacturing expenses	-	(116,872)
Staff severance indemnities, unemployment insurance	-	(5,463)
Vacation accrual	5,330	-
Inventory provision	22,946	-
Materials provision	8,622	-
Forward	2,525	-
Research and development expenses	-	(3,604)
Accounts receivable	2,587	-
Provision for legal complaints and expenses	2,144	-
Loan approval expenses	-	(5,338)
Financial instruments recorded at market value	-	(1,507)
Specific tax on mining activity	-	(1,395)
Tax loss benefit	5,136	-
Other	-	(578)
Foreign items (other)	930	-
Balances to date	153,081	(325,454)
Net balance		(172,373)

Notes to the Consolidated Interim Financial Statement June 30, 2020

(b)	Deferred tax assets and liabilities as of December 31, 2019

Description of deferred tax assets and liabilities	Net liability position
	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	82,075	-
Property, plant and equipment and capitalized interest	-	(197,167)
Facility closure provision	7,313	-
Manufacturing expenses	-	(106,420)
Staff severance indemnities, unemployment insurance	-	(6,000)
Vacation	5,591	-
Inventory provision	23,885	-
Materials provision	7,982	-
Employee benefits	2,689	-
Research and development expenses	-	(3,533)
bad debt provision	3,542	-
Provision for legal complaints and expenses	2,546	-
Loan approval expenses	-	(3,856)
Financial instruments recorded at market value	-	(1,287)
specific tax on mining activity	-	(1,357)
Tax loss benefit	2,296	-
Other	-	(2,021)
Foreign items (other)	311	-
Balances to date	138,230	(321,641)
Net balance		(183,411)

Notes to the Consolidated Interim Financial Statement June 30, 2020

(c)	Reconciliation of changes in deferred tax liabilities (assets) as of June 30, 2020

Reconciliation of changes in deferred tax liabilities (assets)	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(82,076)	(13,337)	-	(13,337)	(95,413)
Property, plant and equipment and capitalized interest	197,167	(6,470)	-	(6,470)	190,697
Facility closure provision	(7,312)	(136)	-	(136)	(7,448)
Manufacturing expenses	106,420	10,452	-	10,452	116,872
Staff severance indemnities, unemployment insurance	6,000	(557)	20	(537)	5,463
Vacation accrual	(5,591)	261	-	261	(5,330)
Inventory provision	(23,885)	939	-	939	(22,946)
Materials provision	(7,982)	(640)	-	(640)	(8,622)
Forward	-	4,305	(4,305)	-	-
Employee benefits	(2,689)	164	-	164	(2,525)
Research and development expenses	3,534	70	-	70	3,604
Accounts receivable	(3,542)	955	-	955	(2,587)
Provision for legal complaints and expenses	(2,546)	402	-	402	(2,144)
Loan approval expenses	3,856	1,482	-	1,482	5,338
Junior mining companies (valued based on stock price)	1,287	-	220	220	1,507
specific tax on mining activity	1,356	41	(2)	39	1,395
Tax loss benefit	(2,296)	(2,840)	-	(2,840)	(5,136)
Other	2,021	(1,443)	-	(1,443)	578
Foreign items (other)	(311)	(619)	-	(619)	(930)
Total temporary differences, unused losses and unused tax credits	183,411	(6,971)	(4,067)	(11,038)	172,373

Notes to the Consolidated Interim Financial Statement June 30, 2020

(d)           Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2019

Reconciliation of changes in deferred tax liabilities (assets)	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(75,832)	(6,243)	-	(6,243)	(82,075)
Property, plant and equipment and capitalized interest	196,843	324	-	324	197,167
Facility closure provision	(4,280)	(3,033)	-	(3,033)	(7,313)
Manufacturing expenses	103,760	2,660	-	2,660	106,420
Staff severance indemnities, unemployment insurance	5,679	1,007	(686)	321	6,000
Vacation accrual	(5,155)	(436)	-	(436)	(5,591)
Inventory provision	(28,155)	4,270	-	4,270	(23,885)
Materials provision	(6,239)	(1,743)	-	(1,743)	(7,982)
Forward	(2,169)	(514)	2,683	2,169	-
Employee benefits	(3,309)	620	-	620	(2,689)
Research and development expenses	2,216	1,317	-	1,317	3,533
bad debt provisions	(4,188)	646	-	646	(3,542)
Provision for legal complaints and expenses	(4,013)	1,467	-	1,467	(2,546)
Loan approval expenses	2,337	1,519	-	1,519	3,856
Financial instruments recorded at market value	976	-	311	311	1,287
specific tax on mining activity	3,278	(1,905)	(16)	(1,921)	1,357
Tax loss benefit	(1,124)	(1,172)	-	(1,172)	(2,296)
Other	(5,005)	7,026	-	7,026	2,021
Foreign items (other)	(259)	(52)	-	(52)	(311)
Total temporary differences, unused losses and unused tax credits	175,361	5,758	2,292	8,050	183,411

(e)           Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of June 30, 2020, and December 31, 2019, tax loss carryforwards are detailed as follows:

Deferred taxes related to benefits for tax losses	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Chile	4,748	2,296
Foreign	388	-
Total	5,136	2,296

The tax losses as of June 30, 2020 that form the basis of these deferred taxes correspond mainly to SQM S.A., SQM Potasio S.A., SIT S.A., Exploraciones Mineras S.A., Comercial Agrorama Ltda., Orcoma SpA. and Orcoma Estudio SpA.

The tax losses from foreign companies correspond mainly to SQM Africa Pty Ltd.

Notes to the Consolidated Interim Financial Statement June 30, 2020

(f)            Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of June 30, 2020 and December 31, 2019 are detailed as follows:

	Assets (liabilities)
Movements in deferred tax assets and liabilities	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Deferred tax assets and liabilities, net opening balance	(183,411)	(175,361)
Increase (decrease) in deferred taxes in profit or loss	6,971	(5,758)
Increase (decrease) in deferred taxes in equity	4,067	(2,292)
Total	(172,373)	(183,411)

(g)            Disclosures on income tax (expenses) income

The Company recognizes current and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(i)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(ii)	a business combination

Current and deferred tax (expenses) income are detailed as follows:

	(Expense) Income
Disclosures on income tax expense (benefit)	As of June 30, 2020	As of June 30, 2019
	ThUS$	ThUS$
Current income tax expense
Current tax expense	(51,261)	(63,913)
Adjustments to prior year current income tax	(1,776)	11,433
Current income tax expense, net, total	(53,037)	(52,480)
Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	4,093	2,735
Tax adjustments related to the creation and reversal of temporary differences from the previous year	2,878	(8,742)
Deferred tax expense, net, total	6,971	(6,007)
Income tax expense	(46,066)	(58,487)

Notes to the Consolidated Interim Financial Statement June 30, 2020

Tax (expenses) income for foreign and domestic parties are detailed as follows:

	(Expense) Income
Income tax (expense) benefit	As of June 30, 2020	As of June 30, 2019
	ThUS$	ThUS$
Current income tax benefit (expense) by foreign and domestic parties, net
Current income tax benefit (expense), foreign parties, net	(3,886)	(3,953)
Current income tax benefit (expense), domestic, net	(49,151)	(48,527)
Current income tax expense, net, total	(53,037)	(52,480)
Deferred tax benefit (expense) by foreign and domestic parties, net
Current income tax benefit (expense), foreign parties, net	224	717
Current income tax benefit (expense), domestic, net	6,747	(6,724)
Deferred tax expense, net, total	6,971	(6,007)
Income tax expense	(46,066)	(58,487)

(h)	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(i)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and

(ii)	It is more likely than not that the temporary difference will not be reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is unlikely that they will meet the following requirements:

(i)	Temporary differences are reversed in a foreseeable future; and

(ii)	The Company has tax earnings, against which temporary differences can be used.

Notes to the Consolidated Interim Financial Statement June 30, 2020

(i)            Disclosures on the tax effects of other comprehensive income components:

	As of June 30, 2020
Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	143	(18)	125
Cash flow hedge	(17,033)	4,305	(12,728)
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	816	(220)	596
Total	(16,074)	4,067	(12,007)

	As of June 30, 2019
Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(2,865)	777	(2,089)
Cash flow hedge	3,938	-	3,939
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	195	(53)	142
Total	1,268	724	1,992

(j)            Explanation of the relationship between expense (income) for tax purposes and accounting income.

Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that reveals the most significant information for users of the financial statements is the numeric conciliation between the tax expense (income) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned choice is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company’s tax expense (income). The amounts provided by subsidiaries established outside Chile have no relative importance in the overall context.

Conciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile.

	Expense (Benefits)
Income Tax Expense (Benefit)	As of June 30, 2020	As of June 30, 2019
	ThUS$	ThUS$
Consolidated income before taxes	142,755	209,687
Income tax rate in force in Chile	27%	27%
Tax expense using the legal rate	(38,544)	(56,615)
Effect of royalty tax payments	(2,601)	(2,628)
Tax effect of revenue from regular activities exempt from taxation	76	1,655
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(935)	(1,083)
Tax effect of tax rates supported abroad	(3,255)	48
Other tax effects from reconciliation between accounting gains and tax expenses	(807)	136
Tax expense using the effective rate	(46,066)	(58,487)

Notes to the Consolidated Interim Financial Statement June 30, 2020

(k)            Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin:

(i)	Chile

According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made. This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information.

(ii)	United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

(iii)	Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

(iv)	Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

(v)	Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

On December 31, 2019, a current tax of ThUS$ 1,068 was applied, which corresponds to a difference in taxes in SQM Europe N.V. determined at the end of an audit of transfer prices in the 2017 trade year.

(vi)	South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 33    Assets held for sale and detail of assets sold

The non-current assets held for sale and the components of the disposal groups classified as held for sale are presented in the Consolidated Statement of Financial Position under the item “Non-current assets or groups of assets classified as held for sale”.

The following table shows the movements in assets held for sale:

Assets held for sale	As of June 30, 2020	As of December 31, 2019
	ThUS$	ThUS$
Land owned by Soquimich Comercial S.A.	1,605	2,254
Investments in associates and joint ventures (1)	30,502	-
Total assets held for sale	32,107	2,254

(1) An impairment corresponding to assets held for sale of associates and joint ventures was registered in an amount of US$ 6,085 million, which is reflected in the income statement in the line “Share of profits of associates and joint ventures accounted for using equity method.”

Notes to the Consolidated Interim Financial Statement June 30, 2020

Note 34    Events occurred after the reporting date

34.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries, prepared in accordance with IFRS for the period ended June 30, 2020, were approved and authorized for issuance by the Company´s Board of Directors on August 19, 2020.

34.2	Disclosures on events occurring after the reporting date

The total financial impact of COVID-19 cannot be reasonably estimated at this time, due to uncertainty as to its severity and duration. It was anticipated that average sales volumes and prices will depend on the duration of the coronavirus in different markets, the efficiency of the measures implemented to contain the spread of the virus in each country, and the fiscal and national incentives that can be implemented in different jurisdictions to promote economic recovery. The Company continues to monitor and evaluate the spread of the coronavirus and its impact on our operations, business, financial condition and results of operations.

On August 12, 2020, the SMA and SQM Salar dropped the motion for cassation filed in the environmental process reported in Note 23.3. For more details, please refer to this note.

Management has no knowledge of other significant events occurring between June 30, 2020 and the date of issue of these consolidated financial statements, which could have a significant effect on these.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: September 10, 2020	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

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